FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.
9/1/03

For the month of September 2003

Commission File Number 333-13944

Mahanagar Telephone Nigam Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

12th Floor, Jeevan Bharati Tower-1
124 Connaught Circus
New Delhi 110 001
India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable.

Attached hereto is a copy of the Registrant's 17th Annual Report to Shareholders (2002-2003).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mahanagar Telephone Nigam Limited

By________________________

Name: R.S.P. Sinha

Title: Director (Finance)

Date: September 5, 2003

17th Annual Report
2002-2003

MTNL

MAHANAGAR TELEPHONE NIGAM LIMITED

A Nav Ratna Company

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MTNL

Seventeenth Annual Report 2002 - 2003

MAHANAGAR TELEPHONE NIGAM LIMITED

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MISSION OF MAHANAGAR TELEPHONE NIGAM LIMITED

"To provide in its area of operation, in a leading way, world class telecom services which are demanded, keeping always the customers's delight as its aim, so that it continues to be the premier Indian Telecom Company."

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CONTENTS

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BOARD OF DIRECTORS
(As on 31.07.2003)

Shri Narinder Sharma	Chairman & Managing Director
Shri R. S. P. Sinha	Director (Finance)
Shri V. Shivkumar	Director (H.R.)
Shri J.M. Mishra	Director
Shri I.C. Srivastava	Director
Shri. P.C. Rawal	Director
Shri A.C. Padhi	Director
Shri Adhik Shirodkar	Director
Dr. Jagdish Shettigar	Director
Shri Ashwin Somnath Vyas	Director
Smt. Monika Arora	Director

COMPANY SECRETARY

Shri S.C. Ahuja

REGISTERED AND CORPORATE OFFICE

Jeevan Bharti Building,
Tower - I, 12th Floor,
124, Connaught Circus,
New Delhi - 110 001.
Tel : 91 11 2374 2212/3326
Fax : 91 11 23314243
Website : < http://www.mtnl.net.in > <http://www.bol.net.in>

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STATUTORY AUDITORS

M/s. V. K. Verma & Company
Chartered Accountants
C-37, Atma Ram House
Connaught Place,
New Delhi - 110001

BRANCH AUDITORS

DELHI
M/s. Rajendra K Goel & Co.
Chartered Accountants
J 288 Ground Floor,
Saket,
New Delhi - 110 017.

MUMBAI
M/s. S.R. Goyal & Co.
Chartered Accountants
I-A, Sangaram Colony,
C- Scheme, Jaipur,
Rajasthan - 302 001.

BANKERS

State Bank of India, New Delhi/Mumbai
Indian Overseas Bank, New Delhi/Mumbai
Punjab National Bank, Mumbai
Oriental Bank of Commerce, New Delhi
Central Bank of India, Mumbai
Dena Bank, Mumbai
Union Bank of India, Mumbai
United Bank of India, New Delhi
Syndicate Bank, Mumbai
Vijaya Bank, New Delhi/Mumbai
Indian Bank, New Delhi
ICICI Bank, Mumbai
UTI Bank, Mumbai

REGISTRARS AND TRANSFER AGENTS

M/s. In-time Spectrum Registry Ltd.
A - 31, 3rd Floor, Near PVR Cinema,
Naraina Indl. Area, Phase - I,
New Delhi - 110 028.
Ph: 011 51410592 - 4

PERFORMANCE HIGHLIGHTS

(2002-2003)

	(Rs. in Million)
Total Income	60306.65
Total Expenditure	47709.09
Charges for use of National Network	10995.44
Licence Fees	5818.16
Profit before tax and Prior Period Adjustment	12597.56
Dividend	2835.00
Earnings Per Share (EPS)	**Rs.** 13.92

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NOTICE

Notice is hereby given that the **Seventeenth** Annual General Meeting of the members of **Mahanagar Telephone Nigam Limited** will be held on 20th September 2003 at 11.00 A.M. at the Conference Hall, Mahanagar Door Sanchar Sadan, 9, CGO Complex, Lodhi Road, New Delhi to transact the following business :-

ORDINARY BUSINESS :

1. To receive, consider and adopt the audited Balance Sheet of the company as at 31st March, 2003 and the Profit and Loss Account for the year ended on that date together with the reports of the Auditors and Directors and the comments of the Comptroller and Auditor General of India thereon u/s 619(4) of the Companies Act, 1956.

2. To declare a dividend.

3. To appoint directors :

   (a) To appoint a director in place of Shri. I.C. Srivastava, who retires by rotation and being eligible, offers himself for reappointment.

   (b) To appoint a director in place of Shri Adhik Shirodkar, who retires by rotation and being eligible, offers himself for reappointment.

   (c) To appoint a director in place of Shri. P.C. Rawal, who retires by rotation and being eligible, offers himself for reappoinment.

4. To fix the remuneration of the Statutory and Branch Auditors to be appointed by the Comptroller & Auditor General of India for the Financial Year 2003-2004.

By order of the Board
For **MAHANAGAR TELEPHONE NIGAM LIMITED**

(S.C.AHUJA)
Company Secretary

Place : New Delhi
Date : 19.08.2003

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NOTES

1. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the company. Proxies in order to be valid must be lodged at the registered office of the company at 12th floor, Tower-I, Jeevan Bharti Building, 124, Connaught Circus, New Delhi - 110001, not less that 48 hours before commencement of the meeting.

2. The register of members and Share Transfer Books will remain closed from 12th August 2003 to 14th August 2003 (both days inclusive).

3. (i) Dividend, if approved, at the 17th Annual General Meeting of the Company will be paid to those shareholders whose names appear :
   (a) As beneficial Owners as at the end of the business hours on 11th August 2003 as per the list to be furnished by the Depository in respect of the shares held in electronic form, and
   (b) As members in the register of members of the company after giving effect to all valid share transfers in physical form lodged with the company on or before 11th August 2003.
   (ii) Members are advised to avail ECS facility for the credit of dividend directly to their bank accounts. This facilitates quick credit of the dividend amount and eliminates any delay or loss of the dividend warrants in the transit and also ensures safety against fraudulent encashment.
   (iii) While opening a depository account with the participant of NSDL/CDSL you may have given your bank account details, which will be used by your company for printing of dividend warrants. This ensures that the dividend warrants, even if stolen or lost, cannot be used for any purpose other than for depositing the money in the account specified on the dividend warrant. This ensures safety for investors. However, you may want to receive dividend in an account other than the one specified, while opening the depository account, you may change/ correct bank account details with your depository participant accordingly. We also request you to kindly give MICR code of your bank to your depository participant.

4. The Members are requested to notify change of address, if any, to the company's Registrar & Transfer Agent, M/s In-time Sepctrum Registry Ltd. A-31, 3rd Floor, Near PVR Cinema, Naraina Industrial Area, Phase-I, New Delhi - 110028.

5. It will be appreciated that queries, if any, on the accounts and operations of the company are sent to the company 10 days in advance of the meeting so that the answers could be made readily available.

6. As a measure of economy, copies of Annual Report will not be distributed at the Annual General Meeting. Members are therefore, requested to bring their copies of the Annual Report to the meeting.

7. Members are requested to fill up their name, folio No./ID and to affix their signature at the space provided on the attendance sheet annexed to the proxy form and hand over the same at the entrance of the place of the meeting.

8. Members, who are holding shares in identical order of names in more that one folio, are requested to write to the Registrar & Transfer Agents of the company, enclosing their share certificates to enable the company to consolidate their holding in one folio. The share certificates will be returned to the members after making necessary endorsement in due course.

DIRECTORS' REPORT

To,
The Shareholders
of Mahanagar Telephone Nigam Limited

Dear Shareholders,

Your Directors have pleasure in presenting the 17th Annual Report of your Company together with the Statement of Accounts and Auditors' Report as well as comments of Comptroller and Auditor General on the Accounts for the financial year ended on March 31, 2003.

FINANCIAL HIGHLIGHTS

Your Company has achieved a financial turnover of Rs.58065.30 million, during the year under review, a decrease of 5.49% over the previous year's turnover of Rs. 61,437.23 million.

Your Company registered a profit of Rs.12597.56 million before tax as against Rs. 18,023.16 million for the previous financial year resulting in reduction by 30.10%.

The Net profit of the company was Rs.8,771.55 million for the financial year under review as against Rs. 13,006.77 million for the previous financial year, decreased by 32.56%.

Your Company's net worth increased to Rs.94969.73 million, an increase of 6.23% over the previous year's net worth of Rs. 89,396.41 million.

During the year under review the total revenue expenditure excluding prior period adjustments was Rs.47,709.09 million registering an increase of 3.95% over the previous year's expenditure of Rs.45,897.54 million.

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FINANCIAL RESULTS

Sources and application of funds for the year under review are given below:-

(Rs. in million)

	2002-2003	2001 – 2002
Income from Services	**58065.30**	61437.23
Expenditure (excluding Interest & prior period Adjustments)	**47380.90**	45609.19
Operating Profit	**10684.40**	15828.04
Other Income	**2241.35**	2483.47
Interest	**328.19**	288.35
Profit before tax	**12597.56**	18023.16
Tax provision for the year	**3600.32**	4937.63
Prior Period Adjustments	**(-)225.69**	(-)78.76
Net Profit for the year	**8771.55**	13006.77
Profit available for Appropriation	**8771.55**	13006.77
Proposed dividend	**2835.00**	2835.00
Dividend Tax	**363.23**	—
Transfer to:		
a) Contingency Reserve	**1022.97**	1782.44
b) Reserve for R&D	—	—
c) General Reserve	**4550.35**	8389.33
SOURCES AND USES OF FUNDS		
Authorised Capital	**8000.00**	8000.00
Issued, Subscribed & paid-up Capital	**6300.00**	6300.00
Reserves & Surplus	**88669.73**	83096.41
Secured and unsecured loan	—	26190.00
REPRESENTED BY		
Fixed Assets* (Net Block)	**64359.11**	61096.03
Investment	**3710.12**	1026.77
Net Current Assets	**26900.50**	53463.61

*Includes capital work-in-progress.

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SUBSIDIARY COMPANY

The Annual Accounts alongwith reports of Auditor's and Directors of Millennium Telecom Limited, the 100% subsidiary of your Company are attached together with the statement under section 212 of the Companies Act, 1956.

JOINT VENTURE

The Company has so far invested Rs. 233.45 million as equity in the United Telecom Limited, a joint venture formed with M/s. TCIL, M/s. VSNL and NVPL, a local partner in Nepal. This is your Company's first foray into the International Telecom Market.

DIVIDEND

The Board of Directors of your company are pleased to recommend payment of dividend @ 45% on the paid up equity capital of Rs. 6300 million for the financial year 2002-03.

REDEMPTION OF BONDS

During the year under review, the Company redeemed on maturity XIV series bonds which were raised for and advanced to Department of Telecommunication amounting to Rs. 26190 million.

PRODUCTIVITY AND CHALLENGES AHEAD

During the year under review, your company registered a significant increase in the productivity by bringing down the ratio of number of employees per thousand telephones for the two units.

Your Company is well positioned to meet the needs of its valued customers and to face competition from the private operators by offering a variety of new services and creating consumer friendly environment so that it continues to be a premier Indian Telecom Company.

Our capital, overall financial and technical strength give us considerable flexibility and enormous staying power.

QUALITY OF SERVICE/OPERATIONAL EFFICIENCY

Sustained efforts were made to maintain high standards of operational parameters such as fault rate, STD and local call completion rate and manual trunk efficiency. Consequently, there was marked improvement in fault rate and call completion rate both in Delhi and Mumbai Units of the Company. Your Company has now fully digital network both in Delhi and Mumbai.

A Digital network provides host of supplementary services like Call Waiting, Call forwarding, Absentee services, etc. to the customers.

NEW SCHEMES AND EXPANSION PLANS

Throughout our history, innovation and application of technology to meet the needs of our valued customers have been key to the success of your Company. Your Company is making a significant continued investment in technology in order to maintain its leadership in the Indian Telecom Industry.

Your Company believes that in the long-run, our size, scale and experience will give it a competitive advantage when it comes to realizing the benefits of technology.

During the year under report, your company took various steps for customer satisfaction. As per the guidelines/ directions of TRAI, revised tariffs were implemented.

PREPAREDNESS OF COMPETITION

In an attempt to take on the competition, the Company has taken various initiatives which include re-structuring at the operational level as well as broad basing the service portfolio being offered by the Company. As the company has only basic and cellular service license the emphasis has been placed on addition of value added services. The company has taken on pilot project in broad band services as well as in mobile commerce. A number of web based solutions have been incorporated to enhance customer care. Company is due to start the business of certification agency.

The Company has created new division for Marketing Broad Band and IT service related business to address the market potential in these areas.

SYSTEM STATUS AND ACHIEVEMENTS AS ON 31.03.2003

S. NO.			DELHI	MUMBAI
1.		No. of Exchanges	309	183
2.	(a)	Equipped capacity	2966815	2885824
	(b)	Digital lines	2966815	2885824
		% of total lines	100	100
3.		No. of direct exchange lines including WLL	2194859	2445449
4.		GSM Subscriber base	132417	159500
5.		Leased circuits	10808	30221
6.		No. of PCOs		
		Local	46724	103757
		STD	26458	27494
		Total	73182	131251
7.		Telex connections	504	1278
8.		Tax capacity	155000	16000
9.		ISDN	8396	10776
10.		Internet connection		
		a) Prepaid	29142	28055
		b) Post paid	208399	183563
11.		Waiting List	Nil	2463

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DETAILS OF ACHIEVEMENTS

Sl No.		Parameters	Delhi	Mumbai	Total
1.		Gross Capacity add (K lines)	463.098	341.362	804.46
2.	(a)	Scrapping of equipment (K lines)	171.30	300.37	471.67
	(b)	Redeployment	Nil	30.748	30.748
3.		Net capacity added (K lines)	291.798	10.244	302.042
4.		DELs			
	(a)	DELs (Including F+W+T)	90051	56671	146722
	(b)	GSM (Nos.)	38218	53152	91370
	(c)	GSM Subscriber base	132417	159500	291917
5.		Cable Laying (LCKM)	8.66979	10.4966	19.16639
6.		Ducting (Km)	27.13	40.76	67.89
7.	(a)	Optical Fibre Cable (In KMS)	1096.680	278.369	1375.049
	(b)	Optical Fibre Cable (In Fibre)	33945.516	7311.232	41256.74
8.		Leased Circuit	1012	1118	2130
9.		Pay phones			
	(a)	Local (Nos.)	11675	19608	31283
	(b)	STD (Nos.)	7555	4365	11920
10.		ISDN (Nos.)	1598	1122	2720
11.		TAX / TANDEM	65	25	90
12		Internet Connection (Total)	213792	384249	598041
	(a)	Pre-paid	5393	3563	8956
	(b)	Post-paid	208399	380686	589085

TRAINING INSTITUTE AT POWAI, MUMBAI

Civil works of the Training Institute are nearing completion. Ground plus three floors are already ready for occupation. Model exchange in OCB has been commissioned and courses are being conducted in the institute. Formal inauguration of the training institute is proposed in the month of September' 2003.

HUMAN RESOURCES DEVELOPMENT

Salient features of training policy of your company are as follows:-

1. Training design needs to be modified to tilt the balance of training from knowledge to skill and attitude. Focus is on redesigning training modules to meet organizational needs.

2. Focus is on current performance, expectations and gaps leading to identification of training and development needs.

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3. Post training assessment in order to ascertain to what extent the training programmes have met their objectives.

4. To keep the commitments made in MOU, a training calender is prepared to achieved the targets as fixed therein.

PERSONNEL TRAINED DURING 2002-2003

UNIT	CUSTOMER CARE BEHAVIOURAL		IT/ Technology based Training / Seminar etc.				Leadership/ Management/ Supervisory		Sr. Exec. Level	Total
	Non - executives	Executives	INDUCTION		INSERVICE		Non-exec.	Execu-tives		
			Non-exec.	Execu-tives	Non-exec.	Execu-tives				
MUMBAI	396	313	1514	265	1063	785	435	550		5321
DELHI	176	68	494	200	78	1120	25	20		2181
Organised by Corporate Office					41				215*	256
Total	572	381	2008	465	1182	1905	460	570	215	7758

* Senior executive level training through seminar/ workshop/ Internet on Corporate Governance, Finance & Technical. (India -195, Foreign - 20)

KNOWLEDGE MANAGEMENT (KM)

Greater emphasis will be laid to evolve the process of generating, accumulating, sharing and using knowledge to create and restore value in the organization. There is a need to find ways to convert employee knowledge into organizational knowledge formalized in the systems. HRD activities will be centered around organizational needs to understand its driving idea, the limitation of the driving idea and the need to acquire a new idea. Training and interaction in National and International seminar/ workshop will heip in acquiring new ideas and in understanding limitations in the current model. Organisational learning will be inculcated to facilitate innovation, cost-cutting and improved competitiveness.

INDUSTRIAL RELATIONS

The Industrial Relations scenario, continued to remain cordial and harmonious during the year. The grievances and other issues raised by the employees / staff unions were mutually settled/ redressed through dialogues/ duscussions and also by taking appropriate action.

EMPLOYEES' WELFARE

Employee Welfare activities continued to receive high priority as in the previous years. Welfare schemes like subsidized canteen facility, holiday homes, creches, recreation and community centers, housing and medical facilities, schooling, grant of scholarships to the wards of the employees, group insurance, dormitories for female employees working during night shifts, etc., continued to be provided to the employees. In addition, sports and cultural activities were also given high priority

IMPLEMENTATION OF OFFICIAL LANGUAGE POLICY

The Government's policy on implementation of official language was adopted by your company vigorously and regular quarterly meetings of the official Language Implementation committee were held during the year. To create awareness among the employees and to speed up progressive use of Hindi, they have been motivated through various incentive schemes. A Hindi fortnight was also observed with focus on implementation of official language policy.

MANPOWER STATUS

As on 31st March 2003 your company had a strength of employees as per details goven below :-

Group	Total	SC	ST
'A'	1128	198	29
'B'	6429	893	156
'C'	33901	5463	576
'D'	16526	3825	1075
TOTAL	57984	10379	1836
DRMs	88	--	–
Grand Total	**58072**	**10379**	**1836**

VIGILANCE

Vigilance Activities in your company are being supervised by a full time Chief Vigilance Officer who is being assisted by the Vigilance Units at Delhi & Mumbai headed by the General Manager (Vigilance). In 2002-03 emphasis had been laid on preventive vigilance under which system improvement proposals had been made for simplification of rules and procedures in several areas. Further several training programmes and workshops had been conducted for awareness of the employees regarding different provisions of the conduct rules and the importance of their role in the overall development of the organization. Special workshops had been arranged for the guidance of concerned officers working in the procurement branch. Due to active role played by the Vigilance Wing revenue leakage due to fraudulent booking by franchisees in the Mobile Services could be prevented. Further revenue leakage could be prevented as 20 cases of High-Tech Frauds were detected. Surprise inspections of PCOs, Local Exchanges, QCSCs, Billing Sections, Stores, etc. had been regularly made. Emphasis had also been made in timely completion of disciplinary cases.. As a result of effective monitoring 183 disciplinary cases could be finalized.

CONSERVATION OF ENERGY AND TECHNOLOGY ABSORPTION

Being a service providing organization, the relevant rules in this regard are not applicable to your Company.

FOREIGN EXCHANGE EARNINGS

Information with regard to foreign exchange earnings and outgo is as follows:-

a) Activities relating to Export:
Initiatives taken to increase export, development of new export markets for products and services and export plants: Not applicable to your Company.

b) Total Foreign Exchange earned and used:-

Earned :	
i) Interest on Fixed Deposits with SBI London	Rs. 61.91 Million
ii) Others	Rs. 0.02 Million
TOTAL	Rs.61.93 Million
Used :	
Expenditure in Foreign Currency (Travelling)	Rs. 9.95 Million

CORPORATE GOVERNANCE

A detailed report on Corporate Governance is annexed to the Directors' Report in terms of the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges.

COMPLIANCE CERTIFICATE

A certificate from the auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the provisions of Sec 217(2AA) of the Companies Act, 1956, the Directors of the Company hereby confirm:

(i) that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

(ii) that the directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company at the end of the financial year and of the profit or loss of the company for that period;

(iii) that the directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities;

(iv) that the directors had prepared the annual accounts on a going concern basis.

PARTICULARS OF EMPLOYEES

During the year under report, there was no employee who was in receipt of remuneration in excess of limits prescribed under the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees), Rules, 1975.

DIRECTORS

During the year under report, the Board of Directors of your Company met frequently. At these meetings, the Board held intensive discussions on the budget, important financial transactions and various steps to face the impending competition from private operators both in basic telephone service and Cellular Mobile Telephony.

Shri Narinder Sharma continued to be Chairman and Managing Director of the company. Sh. R.S.P. Sinha and Sh. V. Shivkumar continued to be Director (Finance) and Director (HR) respectively. Sh. A.C. Padhi continued to be Govt. Director on the Board.
Sh. P.C. Rawal, Additional Secretary, Deptt. of Telecom was appointed as Director on the Board of your company on 30.9.02

Dr. Jagdish Shettigar, Sh. Adhik Shirodkar, Sh. Ashwin Somnath Vyas and Smt. Monika Arora who were appointed as non-official part-time directors w.e.f. 20.8.02 assumed office on 23.1.03.

Sh. I.C. Srivastava, ED, Mumbai Telephones was appointed as ex-officio director on the Board w.e.f. 10.4.03.

Sh. G.D. Gaiha, Director (Technical) ceased to be director w.e.f. 12.11.02 on his appointment as CMD, TCIL.

Sh. K.H. Khan, ED, Delhi Telephones, ceased to be director of your company on his elevation as Member (Tech.) Telecom Commission and Sh. J.M.Mishra has been appointed as ex-officio Director in his place w.e.f.31-07-2003.

The Board places on record its deep appreciation for the excellent service rendered by Sh. G.D. Gaiha and Sh. K.H. Khan during their tenure as directors of the company.

AUDITORS

M/s. V. K. Verma & Co., Chartered Accountants, were re-appointed as Statutory Auditors of your Company by the Comptroller and Auditor General of India. In addition, M/s. Rajendra K. Goel & Co. and M/s S.R. Goel & Co., Chartered Accountants were appointed as Branch Auditors for Delhi and Mumbai units including Mobile Service Unit respectively for the year 2002-03.

ACKNOWLEDGEMENT

Your Directors are grateful for all the help, guidance and support received from various Ministries of the Government of India particularly from the Deptt. of Telecom (DOT). Your Directors are specially grateful to the Bankers, all stakeholders and investors including, ADR holders, for their continued patronage and confidence reposed in the company.

The Board would like to place on record their sincere appreciation for the valuable services rendered by the employees of the Company. Without their valuable contributions, the excellent performance of your Company would not have been possible. The Board is confident that with the employees' continued enthusiasm, initiative and dedicated efforts, your Company will be ready to face the new challenges and opportunities arising out of the resultant competition from private operators in the cellular mobile and basic telephone services.

For and on behalf of the Board of Directors

(NARINDER SHARMA)
CHAIRMAN AND MANAGING DIRECTOR

PLACE: NEW DELHI
DATE: 06.08.2003

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CORPORATE GOVERNANCE REPORT

MTNL being one of the biggest Navratna Companies aspires to be the best Company in following global practices in the area of Corporate Governance. It follows the principles of fair representation and optimum disclosure in all its dealings and communications.

It recognizes communication as a key element of the overall corporate governance framework and therefore emphasizes continuous, efficient and relevant communication. MTNL's Annual Report, Results, Media Releases, Result presentation and other forms of Corporate and financial communications provide extensive details and convey important information on timely basis.

The Corporate communications and investor relations' functions are accorded the highest level of importance within the Company with active ongoing monitoring by and involvement of the top management.

MTNL has taken lead in having its Accounts audited by a firm of International Accountants, in addition to the regular audit by the Statutory Auditors and audit by the office of the Comptroller and Auditor General Of India.

MTNL provides a reconciliation of its Quarterly and Annual Accounts with US GAAP for the convenience of its International investors.

MTNL has fully complied the provisions of Clause 49 of the Listing Agreement with the Stock Exchanges.

COMPANY'S PHILOSOPHY ON CODE OF GOVERNANCE

Your Company has always recognized the importance of Corporate Governance. It believes in and continues to practice good corporate governance. The company essential character is shaped by the very values of transparency, professionalism and accountability. The Company continuously endeavors to improve on these aspects on an ongoing basis.

BOARD OF DIRECTORS

The Board of Directors comprises a Chairman and Managing Director, 3 full-time functional directors, two government directors, two Ex-officio Directors and four part-time non-official Directors. MTNL being a Govt. of India Enterprise, the President of India appoints all its Directors and they are liable to retire by rotation (except whole time Directors) as per the provisions of the Companies Act, 1956.

The Composition of the Board of Directors (As at 31.07.2003) and the other Directorship held as are under:

Name	Category	Directorship in Other Companies.
Sh.Narinder Sharma	Chairman and Managing Director.	Chairman, MTL, Chairman, UTL.
Sh. R.S.P.Sinha	Director (Finance)	Director, MTL
Sh. V.ShivKumar	Director (Personnel)	—
Sh. I.C. Srivastava	Ex-Officio Director	Director, MTL
Sh. J.M. Mishra	Ex- Officio Director	—
Sh.P.C. Rawal	Government Director	Director, BSNL
Sh A.C.Padhi	Government Director	—
Sh Adhik Shirodkar	Part-Time Director	Director, Gujarat Petro
Sh A.S. Vyas	Part-Time Director	—
Dr. Jagdish Shettigar	Part-Time Director	—
Mrs. Monika Arora	Part-Time Director	—

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Notes:

a) None of the Directors of the Company is a member of more than 10 Committees or is the Chairman of more than five Committees across all the Public Companies in which they are Directors.

b) None of the Directors of the Company is related to any other Director of the Company.

c) None of the Directors has any business relationship with the Company.

BOARD MEETINGS

The Board of Directors met 14 times during the year under review as against the minimum requirement of 4 times. The dates of meetings, place of meetings and the number of directors present therein are mentioned below:

S.No.	Date of the Board Meetings	City	No. of Directors Present
1.	15th April, 2002	New Delhi	10
2.	29th April 2002	New Delhi	8
3.	1st May 2002	New Delhi	9
4.	28th May 2002	New Delhi	9
5.	14th June 2002	Neemrana,Rajasthan	10
6.	25th July 2002	New Delhi	7
7.	30th July , 2002	New Delhi	7
8.	20h August, 2002	New Delhi	6
9.	30th September 2002	New Delhi	5
10.	25th October 2002	New Delhi	7
11.	6th December 2002	New Delhi	5
12.	19th January, 2003	New Delhi	6
13.	23rd January 2003	New Delhi	9
14.	28th March 2003	New Delhi	10

The attendance record of the directors at the Board Meetings held during the year under review and the last Annual General Meeting is as under:

Name of the Director	No. of Board Meetings (14 Held) Attended	Percentage	Attendance at the last AGM held on 30th September, 2002	Remarks
Shri Narinder Sharma	14 out of 14	100	Present	—
Shri G.D. Gaiha	10 out of 10	100	Present	Ceased to be a Director w.e.f. November 2002
Shri R. S. P. Sinha	14 out of 14	100	Present	—
Shri V. Shivkumar	13 out of 14	93	Present	—

Shri K. H. Khan	14 out of 14	100	Present	Ceased to be Director w.e.f. 1.7.2003
Shri K. N. Singh	5 out of 7	71	Present	Ceased to be Director w.e.f. 1.8.2002
Shri A.C. Padhi	12 out of 14	86	Present	—
Shri R.V.Gupta	4 out of 5	80	Not applicable	Ceased to be Director w.e.f. 16.6.2002
Shri M.P.Khosla	5 out of 5	100	-do-	Ceased to be director w.e.f. 16.6.2002
Shri S.N. Malik	5 out of 5	100	-do-	Ceased to be director w.e.f. 16.6.2002
Sh. P.C. Rawal	5 out of 5	100	Present	Assumed office w.e.f. 30.9.2002
Dr. Jagdish Shettigar	2 out of 2	100	N.A.	Assumed office w.e.f. 23.1.2003
Sh. A.S. Vyas	2 out of 2	100	N.A.	Assumed office w.e.f. 23.1.2003
Mrs. Monika Arora	2 out of 2	100	N.A.	Assumed office w.e.f. 23.1.2003
Sh. Adhik Shirodkar	1 out of 2	50	N.A.	Assumed office w.e.f. 23.1.2003

Information placed before the Board.

The Board's role, functions, responsibility and accountability are clearly defined. In addition to matters statutorily requiring Board's approval, all major decisions involving new investments and Capital expenditure, acquisition and technology, are considered by the Board.

The following information is regularly placed before the Board:

- Annual Operating Plans;
- Capital Expenditure relating to Units;
- Quarterly results of the Company and its operating divisions;
- Minutes of the audit committee meetings;
- Details of any joint venture or collaboration agreement;
- All material communications from Government bodies;
- Significant Labour relations and their proposed solutions. Any significant development in Human resources/Industrial Relations front like signing of wage agreement, implementation of Voluntary Retirement Scheme, etc.
- Non-Compliance of any regulatory/ statutory provisions or listing requirements.

The Board also:

- Monitor corporate performance against strategic and business plans including overseeing operations as well as benchmarking our operational and other parameters vis-à-vis the competition;
- Discuss, review and decide on the opportunities for expansion, modernization and continual renewal of the same;
- Apprise the shareholders regarding the Company's performance, strategies and future plans;
- Discuss and review all important legal cases involving substantial amount;
- Ensure ethical behaviour at all times and strict compliance with laws and regulations;
- Discuss monthly MIS reports;
- Formulate exposure limits

AUDIT COMMITTEE

1. Terms of Reference.

The Audit Committee is to oversee the Company' financial reporting process and disclosure of its financial information, to recommend the appointment of Statutory Auditors and fixation of their fees, to review and discuss with the Auditors about internal controls systems, the scope of Audit including the observations of the Auditors, adequacy of the internal audit system, major accounting policies, practices and entries, compliances with accounting standards and listing Agreement entered into with the Stock Exchanges and other legal requirements concerning financial statements and related party transactions, if any, to review the Company's financial and risk management policies and discuss with the Internal auditors any significant findings for follow-up thereon, to review the quarterly, Half Yearly and annual financial statements before they are submitted to the Board of Directors. Minutes of the Audit Committee Meetings are circulated to the Members of the Board, discussed and taken note of.

2. Composition:

The Audit Committee of the Board of Directors was formed in July 1999 and reconstituted in January 2003 and as on today it comprises 3 Non-executive Directors. The Composition of Audit Committee also meets the requirements of Section 292A of the Companies Act 1956. The Committee met 3 times during the year and the attendance of Members at the meetings was as follows:

Name of Member	Status	No. of Meetings attended
Sh. R.V. Gupta	Chairman	1 out of 1
Sh. S.N. Malik	Member	1 out of 1
Sh. M.P. Khosla	Member	1 out of 1
Dr. Jagdish Shettigar	Chairman	2 out of 2
Sh. A.S. Vyas	Member	2 out of 2
Mrs. Monika Arora	Member	2 out of 2

Shri R.S.P. Sinha, Director (Finance) is permanent invitee to the Audit Committee Meetings. The head of the Internal Audit attends the meetings of the Committee. The Company Secretary acts as the Secretary to the Committee. The Chairman of the Audit Committee was present at the last Annual General meeting of the Company held on 30.09.2002 and answered shareholder's queries.

The Audit Committee was reconstituted on 23rd January 2003.

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SHAREHOLDERS'/INVESTORS' GRIEVANCE COMMITTEE

1. Terms of Reference:

To look into the investors' complaints, if any, and to redress the same expeditiously. The Committee oversees and reviews all matters connected with the Securities' transfers. The Committee approves requests for issue of Duplicate Share /Bond Certificates, and requests for issue of new certificates on spilt/consolidation/ renewal etc. The committee also looks into redressing of shareholders complaints like non-receipt of Balance sheet, non-receipt of dividends, etc. The Committee oversees the performance of the Registrar and Transfer Agents, and recommends measures for overall improvement in the quality of investor services. The Board of Directors has delegated the power of approving transfer of Securities to the Share Transfer Committee.

2. Composition:

The Shareholders' Grievance Committee was re-constituted in January 2003 comprising two Non-Executive Directors and one Whole time Director.

During the year, the Committee held 1 meeting and the attendance of Members was as follows:

Name of Member	Status	No. of Meetings attended
Shri M.P. Khosla	Chairman	1 out of 1
Shri S.N. Malik	Member	1 out of 1
Shri S. Sundresan	Member	1 out of 1
Shri Adhik Shirodkar	Chairman	1 out of 1
Mrs. Monika Aora	Member	1 out of 1
Shri R.S.P.Sinha	Member	1 out of 1

The Committee was reconstituted by the Board on 23.1.03

Sh. S.C. Ahuja, Company Secretary acts as Secretary to the Committee.

SHARE TRANSFER COMMITTEE

The Board has delegated the powers to approve transfer of securities allotted by the Company to a committee of Senior Executives including two Directors and Company Secretary. The Committee held meetings during the year and approved the transfer of shares, transmission of shares, Dematerilisation of shares, rematerilisation of shares, duplicate shares.

REMUNERATION COMMITTEE

The whole time Directors of the company including the Chairman and Managing Director are appointed by the Government of India and are being paid remuneration as per the terms of their appointment. The Company, therefore, has not constituted a Remuneration Committee. The non-official Part-time Directors are paid Rs. 5000 by way of sitting fees for every meeting of the Board/Committee of the Board attended by them.

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GENERAL BODY MEETINGS

Location and time for last three Annual General Meetings were:

No. of meeting	Date and Time	Venue
Sixteenth Annual General Meeting	September 30, 2002 at 11 A.M.	Conference Hall, Mahanagar Door Sanchar Sadan, 9, CGO Complex, Lodhi road, New Delhi-110003.
Fifteenth Annual General Meeting	September 28, 2001 at 12.05 p.m.	Conference Hall, Mahanagar Door Sanchar Sadan, 9, CGO Complex, Lodhi road, New Delhi-110003.
Fourteenth Annual General Meeting	September 30, 2000 at 4.00 p.m	Royal Ballroom, Hotel Park Royal, Nehru place, New Delhi-110019

Whether special resolutions were put through postal ballot last year?

No special resolution was passed last year, so there was no requirement of postal ballot.

- Person who conducted the Postal Ballot exercise.

  Not applicable.

- Whether special resolutions are proposed to be conducted through postal ballot?

  If any Special resolution on matters notified vide Companies (Passing of the resolution by postal ballot) Rules, 2001 read with section 192A of the Companies Act, 1956 is required to be passed, the same will be passed through Postal ballot.

- Procedure for Postal Ballot.

  The procedure shall be as per the provisions of the Companies Act, 1956 read with Companies (Passing of the resolution by postal ballot) Rules, 2001.

Means of Communication

- The Company communicates with the shareholders at large through its Annual Report, publication of financial results and press releases in leading national English and vernacular language newspapers. The Company has set up an Investor Relation Department headed by an Officer at the General Manager level. The chairman and Functional Directors frequently meet the investors or their representatives to update them with the developments of MTNL.

- The Board of Directors of the Company approves and take on record the Quarterly unaudited financial results in the proforma prescribed by the Stock Exchanges within one month of the close of the quarter and the results are announced to all the stock exchanges where the shares of the Company are listed as also to various news and wire agencies all over India. Further, the highlights of the quarterly results in the prescribed performa are published within 48 hours in The Economic Times, Financial Express, The Hindu Business Line, The Times of India, The Hindustan Times, The Navbharat Times, etc.

- The quarterly results as well as press releases will now be available on the Company's website at http://www.mtnl.net.in.

- The Management Discussion and Analysis (MD&A) is a part of the Annual Report.

Disclosures

- There are no such transactions during the year which are materially significant related party transactions i.e. transactions of the Company of material nature with its promoters, the directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of Company at large.

- There was no non-compliance, penalties, strictures imposed on the Company by stock Exchanges or SEBI or any statutory authority on any matter related to capital markets during the last three years.

General shareholder's Information:

1. Annual General Meeting

Date & Time	September 20, 2003 at 11A.M.
Venue	Conference Hall, Mahanagar Door Sanchar Sadan, 9, C.G.O. Complex, Lodhi Road, New Delhi -110003

2. Dates of Book Closure	12.08. 2003 to 14.08.2003 (Both days inclusive)
3. Dividend Payment	Within 30 days from the date of AGM

4. Financial Calendar

Financial Year of the Company is from April 1st to March 31st.

Board Meeting for considering Audited Annual Accounts for the year ended 31st March, 2003 & recommendation of dividend.	18th June, 2003
Submission of Audited Accounts to Comptroller and Auditor General of India.	18th June, 2003
Board Meeting for considering Unaudited quarterly financial result for the quarter ended 30th June, 2003.	31st July, 2003
For the quarter ending 30th September, 2003.	End of October 2003
For the quarter ending 31st December 2003.	End of January, 2004.
For the quarter ending 31st March, 2004.	End of April, 2004.

5. Registered Office

Mahanagar Telephone Nigam Limited.
Jeevan Bharti Building,
Tower-I, 12th Floor,
124, Connaught Circus,
New Delhi-110001.
Tel: 91 11 23742212
Fax: 91 11 23722197

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6 (a) Listing Details:

The Equity Shares of the Company are listed on the following Stock Exchanges:

(i) **The Delhi Stock Exchange Association Limited**
DSE House,3/1, Asaf Ali Road,
New Delhi-110002.
Tel: 011-23292039 / 40
Fax: 011-23292181

(ii) **The Stock Exchange, Mumbai**
Rotunda Building,
Phiroze Jeejeebhoy Towers, Dalal Street,
Mumbai-400001.
Tel: 022-22655614 /21/22
Fax: 022-22722037/39/41/61

(iii) **The Calcutta Stock Exchange Association Limited**
7, Lyons Range,
Kolkata-700001.
Tel: 033-22201488, 22206957
Fax: 033-22102210

(iv) **Madras Stock Exchange Limited**
11, Second Lines Beach.
Chennai-600001.
Tel: 044-25224382/83/93
Fax: 044-25244897.

(v) **The National Stock Exchange of India Limited**
(Listing Department)
Exchange Plaza, 5th floor,
Plot No. C/1, G Block,
Bandra-Kurla Complex, Bandra(E)
Mumbai-400051.
Tel: 022-26598100/8235/8236
Fax: 022-26598237/38.

vi) **New York Stock Exchange**
11, Wall Street,
New York, U.S.A.
(For ADRs)

7. Name and Designation of Compliance Officer -

Shri S.C.Ahuja
Company Secretary
Jeevan Bharti Building Tower-I, 12th Floor,
124, Connaught Circus, New Delhi-110001
Tel: 91-11-23742212/23327225
Fax: 91-11-23716655
Email: dcsco@bol.net.in.

8 (a) **Stock Code**

Bombay Stock Exchange	-	'MAHANGR TELE 108'
Delhi Stock Exchange	-	'13069'
Madras Stock Exchange	-	'MTP'
National Stock Exchange	-	'MTNL EQ'
Calcutta Stock Exchange	-	'23036'
New York Stock Exchange	-	'MTE'
(b)Demat ISIN Numbers in NSDL & CDSL.	-	INE 153A01019

9. Registrar and Transfer Agents - M/s.Intime Spectrum Registry Ltd
A-31,3rd floor, Near PVR Cinema,
Naraina Industrial Area, Phase - I
New Delhi – 110 028.

10 . Stock Market Data - The Monthly high, low, closing prices & volume for the month at each of the Stock Exchanges where the Company's shares are listed are given in the following table:

National Stock Exchange

Month	High	Low	Close	Volume
April, 02	164.65	133	144.3	2157592
May,02	152.35	124	124.25	1151039
June, 02	156.8	121.3	142.65	2934172
July, 02	153.95	126.65	129.1	2189700
August, 02	133.8	123	130.8	1035977
September, 02	133.25	106	109.9	3092171
October, 02	114.9	90.1	94.85	2420816
November, 02	107.4	94	103	1504430
December, 02	109.15	94.2	94.8	1186022
January, 03	119.2	81	116.25	2717744
February, 03	115.5	99.8	100.8	6396477
March, 03	102.5	91	95.95	1676400

Bombay Stock Exchange

Month	High	Low	Close	Volume
April, 02	164.5	133.1	143.9	9757118
May, 02	154	124	124.45	5882173
June, 02	156.3	121.1	142.35	10894901
July, 02	154	126.6	129.25	11010280
August, 02	138.6	122.15	130.75	7041992
September, 02	133	107.5	109.9	12991907
October, 02	115.35	89.2	94.95	7075465
November, 02	107.5	94.2	103.2	5372075
December, 02	111.9	94.25	94.85	7051666
January, 03	119.1	81.05	116.55	20446995
February, 03	115.8	97.5	100.65	14174747
March, 03	109.25	89	96.05	4293025

Madras Stock Exchange

Month	High	Low	Close	Volume
April, 02	150.5	142.25	142.25	20000
May, 02 to March, 03	No Trading	No Trading	No Trading	No Trading

Delhi Stock Exchange

Month	High	Low	Close	Volume
April, 02	140	140	140	1500
May, 02 to August, 02	No Trading	No Trading	No Trading	No Trading
September, 02	114.45	114.45	114.45	10000
October, 02 to March, 03	No Trading	No Trading	No Trading	No Trading

Calcutta Stock Exchange

Month	High	Low	Close	Volume
April, 02	160	133	138.5	28375
May, 02	151	151	128	125
June, 02	155.25	121.5	147.5	4865
July, 02	152.5	129	129	1000
August, 02	131	127.85	131	100
September. 02	116	110	110	2700
October, 02	103.75	91	91	10010
November, 02	96	95.4	95.4	100
December, 02	109	98	94.75	97.9
January, 03	118.5	81.7	116.9	30350
February, 03	112	109	112	600
March, 03	99	86	95	34030

11. Share Transfer System -

As per the directives of Securities & Exchange Board of India, the Equity Shares of your company have been mandated for trading in dematerialized form by all categories of investors with effect from 5th April 1999.

Shares transfers in physical form are registered, if documents are complete in all respects, and returned within 15 days from the date of receipt in most cases and in any case within 30 days from the date of receipt.

12. Distribution of Shareholding

SHAREHOLDING DISTRIBUTION (AS ON 13.08.2003)

No. of equity Shares held	No. of Shareholders	% of Total Shareholders	No. of Total Shares held	% of Shares
Upto 100	51647	72.166	2886230	0.456
101-500	16076	22.463	4127071	0.655
501-1000	2071	2.893	1666005	0.264
1001-5000	1309	1.829	2868203	0.455
5001-10000	1465	.204	1115615	0.177
10001-20000	05	.119	1254929	0.199
20001-30000	36	.050	869582	0.139
30001-40000	17	.024	602201	0.095
40001-50000	13	.018	587429	0.093
50001-100000	43	.060	3189067	0.566
100001 & above	124	0.173	610833668	96.958
Total	**715675**	**100.00**	**63,00,00,000**	**100.00**

a) **Dematerialisation of Shares** - As on 31st March 2003, 99.92% of the Company's total equity share capital available in the market is in dematerialised form. The Company has entered into agreements with both the depositories named National Securities Depository Ltd(NSDL) and Central Depository Services Ltd.(CDSL), whereby shareholders have an option to dematerialise their shares with any of them.

b) **Liquidity** - MTNL shares are actively traded in the Indian Stock Exchanges and NYSE. MTNL Shares consistently rank among the top few traded shares, both in terms of volume and value. The Shares of the Company are traded in the "A" Group at the Bombay Stock Exchange and are included in the NIFTY index on the NSE.

BRIEF RESUME OF THE DIRECTORS PROPOSED TO BE APPOINTED / REAPPOINTED AT THE ANNUAL GENERAL MEETING:

1. Sh. I.C. Srivastava

Sh Srivastava belongs to 1966 batch of Indian Telecom Service (ITS) and joined the Deptt. of Telecom in the year 1967. He was appoined ex-officio Director of MTNL w.e.f. 10.04.2003. Sh. Srivastava tookover the charge of Mumbai Telephones as Executive Director in October, 2002. Now as Executive Director of MTNL Mumbai he is handling all telecom activities including customer care, planning, installation and introduction of new services. He is also Director on the Board of Millennium Telecom Limited, a wholly owned subsidiary of MTNL.

2. Sh. Adhik Shirodkar

Sh. Shirodkar was appointed as a non-official part-time Director of MTNL w.e.f. 20.08.2002, and assumed office w.e.f. 23.01.2003. He holds a Law Degree from Mumbai and is a member of Bar Council of Maharashtra. He has been practicing as a lawyer for the last forty years in Mumbai. He was an elected Member of Parliament (Rajya Sabha) from Maharashtra in February, 1996. He was a member of Consulative Committee of Ministry of

External Affairs and was appointed on the panel of Chairpersons to preside over the Rajya Sabha which he continued for four and half years. He was a Member of Business Advisory Committee of Rajya Sabha, and was appointed as Chairman of the Select Committee of Rajya Sabha for the prevention of Money, Laundaring Bill. He was a Director on the Board of Gujrat Petrosynthese Ltd., Gujrat. In December 2001 he was nominated as a member on Indian Board of Wild Life of which the Prime Minister is the Chairperson.

3. Sh. P.C. Rawal

Sh. Promod Chandra Rawal belongs to Indian Administrative Services (IAS) and is presently working as Addl. Secretary in the Ministry of Communication & IT, Department of Telecommunication. Sh.Rawal was appointed as a Director of MTNL w.e.f. 30.09.2002.

Any queries relating to the financial statements of the Company can be addressed to :

Shri R.S.P. Sinha
Director (Finance)
Jeevan Bharti Building, Tower -I, 12th Floor
124, Connaught Place, New Delhi - 110001.
Tel : 23321095 / 23710460 Fax : 23738361

Shareholders holding shares in electronic mode should intimate any change in their address to their respective Depository Participants only.

MANAGEMENT'S DISCUSSION & ANALYSIS

The Management of MTNL presents below analysis covering the performance of the Company for the year 2002-03 and an outlook for the future. The report conveys expectations on future performance based on an assessment of current business environment. These could vary based on future developments.

The Company has performed well during the year 2002-03 to maintain its leadership position in the telecom industry. The business conditions during the year under review were quite challenging, well defined, value driven and benchmarking against the best practices having adopted by the Company.

The Company's major focus is to strengthen competitive positioning of its business and with the new thrust on international business and transform the organization into the successful Indian Telecom Organisation.

FINANCIAL REVIEW

The financial performance of the Company for the year ended 31st March 2003 has to be viewed in the light of extremely challenging business conditions. The Company intensified its efforts to increase its business in international arena.

REVENUE

Income from services at Rs. 58065.30 Million show decrease of 5.49% over Rs. 61437.23 Million for the previous year. The operating profit for 2002-03 was at Rs. 10684.40 Million shows decrease of Rs. 5143.64 Million over the previous year due to business conditions remaining highly competitive.

Profit before tax Rs. 12597.56 Million for the year 2002-03 was lower by Rs. 5425.60 Million as compared to the previous year. Due to higher tax provisions, the Company's profit after tax for 2002-03 was 32.56% lower at Rs. 8771.55 Million as compared to 13006.77 Million for the previous year.

FIXED ASSETS

The gross fixed assets as on March 31, 2003 were Rs. 126652.06 Million as compared to Rs. 117322.24 Million in the previous year.

WORKING CAPITAL

The net working capital at Rs. 26900.50 Million as on March 31st, 2003 registered a reduction of Rs. 26563.11 Million as compared to previous year. Considerable emphasis was placed on improving the working capital management within the Company. Stringent monitoring of resources deployment, focus on cash flow optimization, timely collection of customer outstanding and monitoring of the procurement and stocking policies have contributed to the reduction in the working capital. The Company plans to pursue further optimization of working capital requirements to unlock value.

INTERNAL CONTROL SYSTEM

The Company has internal control system commensurate with its size and nature of business and meeting with the following objectives:-

- Effecient use and safeguarding of resources
- Compliance with statutes, policies and procedures
- Transactions being accurately recorded and promptly reported

The internal control system provides for well-documented policies, guidelines, authorizations and approval procedures. The Internal Audit Department conducts periodic audits across all locations and all functions throughout the year. The observations raised out of the audit are subject to periodic review and compliance monitoring. The Audit Committee of the Board on a regular basis reviews the Internal Audit reports along with the report of the status of implementation of recommendations contained therein.

HUMAN RESOURCE DEVELOPMENT

The Company believes that the quality of its employees is the key to success in the long run. Accordingly, the Company with the objective of supporting its business plans launched several new HR processes.

The Company continue to empower its employees and provide a stimulating professional environment to its staff to excel in their respective functional discipline. The Company also strives to create a work culture environment conducive to its employees. Creating a culture is very crucial because it gives an employee the feeling of being the part of the company. This kind of environment is achievable only if the organisation conducts induction, orientation and training programmes on regular basis. Employees are the assets of the company. Induction training is to mould them. Orientation training is to nourish or stimulate them. Training is to polish them to shine like silver.

It is expected that the above HR initiatives together with business objectives will steer the Company towards its vision of becoming a leading International Telecom Company.

PERFORMANCE OF SUSIDIARY COMAPY AND JOINT VENTURE COMPANY

MILLENNIUM TELECOM LIMITED (MTL)

MTL, a wholly owned subsidiary, is in the business of providing internet services and other valuable services in the country. The Company started operating in a highly competitive environment w.e.f. Novemeber 2000. The Company is varying itself to render the services on large scale. The Company has earned a profit of Rs. 10179794 during 2002-03.

UNITED TELECOM LIMITED (UTL)

The Company has entered into a Joint Venture Agreement for providing basic telephone services in Nepal, based on WLL technology. The Joint Venture Company has started its operation by setting its office in Kathmandu, Nepal. The J.V. partners i.e. MTNL, TCIL, VSNL and NVPL held shared and contributed towards the share capital of the J.V. Company called United Telecom Ltd. in the 26.68%, 26.66%, 26.66% and 20% respectively. So far the amount of Rs. 200.10 Million has been contributed by MTNL towards the share capital of the J.V. Company.

MTNL'S CITIZEN CHARTER

Good corporate citizenship has been the philosophy underpinning the operations of the Company since its inception in 1986. The Company has adopted its Citizen Charter to discharge its social responsibilities through the following initiatives:-

a Our Objectives
b Our Standards
c Our Commitments
d Complaints an Grievances
e Our Social Objectives
f Our Expectations from Subscribers

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V.K. VERMA & Co.
Chartered Accountants
C-37, Connaught Place, New Delhi - 110 001
Tel. : 23415811, 23416858, 23415778, 23411014
Fax : 91-11-23417925
E-mail : vkverma@vsnl.com

AUDITORS' CERTIFICATE

To the Members of Mahanagar Telephone Nigam Ltd.

We have examined the compliance of conditions of Corporate Governance by Mahanagar Telephone Nigam Ltd for the year ended March 31, 2003 as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company

On the basis of records and documents maintained by the company and produced before us and according to the information and explanations given to us, we certify that, subject to the following, the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned listing Agreement.

(i) **The term of three Directors comprising the Audit Committee has expired on 16th June, 2002. The New Audit Committee was reconstituted on 23rd January, 2003.**

(ii) **The term of two Directors constituting the Shareholders / Investors Grievance Committee has also expired on 16th June, 2002. The new Shareholder / Investors Grievance Committee was reconstituted on 23.01.2003.**

We further state that according to the information and explanations given to us and the records produced before us, no investor grievances are pending for a period exceeding one month against the Company as per the records maintained by the Shareholder / Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For **V.K. VERMA & CO.**
Chartered Accountants

(PRADEEP VERMA)

Place : New Delhi
Dated : 12th August, 2003

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Annual Accounts 2002 - 2003

V.K. VERMA & Co.
Chartered Accountants
C-37, Connaught Place, New Delhi - 110 001
Tel. : 23415811, 23416858, 23415778, 23411014
Fax : 91-11-23417925
E-mail : vkverma@vsnl.com

AUDITORS' REPORT TO THE MEMBERS OF MAHANAGAR TELEPHONE NIGAM LIMITED

We have audited the attached Balance Sheet of Mahanagar Telephone Nigam Limited as at March 31, 2003 and the Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the Indian Auditing Standards issued by the Institute of Chartered Accountants of India. Our audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, assessing the Accounting Principles used and significant estimates and judgments made by the management in the preparation of financial statements and evaluating the overall financial statement presentation.

We planned and performed our audit, so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements and to provide a reasonable basis for our opinion and report that:

1. The Accounts of the Mumbai, Delhi and Mobile Service Units of the Company have been audited by Branch Auditors appointed by the Comptroller and Auditor General of India. The reports and further clarifications of the Branch Auditors have been forwarded to us and the same have been suitably dealt with in forming our opinion on the accounts.

2. We have obtained all the information and explanations, as we considered necessary for the purpose of our audit.

3. Proper books of accounts have been kept by the Company, so far as appears from our examination of those books except that the following items referred to in paragraph 1(i) of Significant Accounting Policies are consistently accounted on cash basis, instead of on accrual basis as required under section 209 of the Companies Act, 1956:

   (a) Interest Income/liquidated damages when realisability is uncertain.

   (b) Annual recurring charges of amount up to Rs.0.10 million each for overlapping period.

   (c) Income from Unmanned PCOs.

4. The Balance Sheet and Profit and loss Account dealt with by this report are in agreement with the books of accounts.

5. In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report comply with the Accounting Standards referred to in sub-section 3C of Section 211 of the Companies Act, 1956 ***except that accounting practices and procedures followed by the Company in respect of fixed assets as stated in para 6(iv), is not in compliance with the Accounting Standard I0 on 'Accounting for- Fixed Assets '.***

   We are unable to quantify the impact of deviation in the absence of necessary data. As required by Section 211 (3B) of the Companies Act, 1956, the Company has not quantified the impact on account of the deviation and has also not specified the reasons for the deviation.

6. (i) *During the year 2002-03, MTNL entered into an agreement with Videsh Sanchar Nigam Ltd & other operators for ILD revenue sharing. In the absence of any agreement with BSNL, the revenue sharing have been worked out as per formula applicable to other operators.*

(ii) *DOT vide their letter No-10-3/2000-BS-II, Dated: 9-4-2001 enhanced the licence fee w.e.f 1-8-99 @12% of adjusted gross revenue as against Rs. 900 per working direct exchange line per annum. MTNL has provided such enhanced licence fee w.e.f 1-4-2001. The confirmation of the same is awaited from the DOT.*

(iii) Based on the legal opinion received by the Company, the management is claiming benefit under section 80IA of the Income Tax Act, 1961. The benefit is claimed on operational profit earned by the Company. Provision for Income Tax for the accounting years 1999-2003 was made after considering such benefit. The Company had revised its Income Tax Return for the financial year 1997- 1998 and filed the Return for financial years 1998-1999 to 2001-2002 after considering benefit under Section 80 IA of the Income Tax Act, 1961. In case, the benefit under Section 80 IA of the Income Tax Act is finally accepted, the provision for taxation for the two years will be excess to the extent of Rs. 7442.80 million and in the event of the tax benefit claimed by the Company under Section 80 IA not being finally accepted by the Income Tax authorities, profit for the year would be lower by Rs 1023 million and provision for taxation as at 31st March, 2003 would be higher by Rs.12155.44 million.

(iv) *The following mentioned practice and procedures followed by the Company in respect of fixed assets, in our opinion, are not in accordance with the Accounting Standard –10 on 'Accounting for Fixed -Assets' issued by the Institute of Chartered Accountants of India:*

(a)The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of directly allocable costs.

(b)Expenditure on replacement of cables, apparatus and plants, telephone instruments and rehabilitation work is capitalized as stated in significant accounting policy. In many cases, the replacement cost of existing fixed assets have been capitalized without any adjustment of relevant cost and written down value of discarded assets from the fixed assets block.

(c)The Installation Charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

(d) In many cases, after completion of assets and its put to use, additions continue to be made of small to significant amounts for number of years without re-assessment of the remaining life of the asset/equipment and as such depreciation on additions is not adjusted towards the remaining life of the assets. It continues to be charged on normal rate resulting in lower charge of depreciation.

(e) In respect of various assets (other than exchange equipments) scrapped/ decommissioned during the year, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account [Refer Significant Accounting Policy No. 2(iv)].

The resultant impact of the above on the value of fixed assets, Depreciation and the value of Capital Work in Progress is not presently ascertainable.

(v) No revenue has been accounted for SMS facility with some CMT operators pending finalization of agreement with them.

(vi) Certain transactions of capital/maintenance nature are made on provisional rate basis subject to finalization of prices at future dates. As such consequent adjustments as to increase/decrease in the cost of assets/expenditure are made in the year of finalization of prices.

(vii) (a) *Amount recoverable on current account from DOT Rs 27,216.59 million and amount payable on current account to DOT Rs.2314.84 million i.e. net recoverable Rs.24,901.75 million are subject to reconciliation and confirmation and consequent adjustments.*

(d) Amount recoverable on current account from BSNL Rs.2648.40 millions and amount payable on current account to BSNL Rs.9771.13 million i.e net payable Rs. 7122.73 Million are subject to reconciliation and confirmation and consequent adjustments.

The final impact of the above on the accounts is not presently ascertainable.

(viii). *The balance in Subscriber's Deposit Accounts Rs. 14634.60 Million, interest accrued/ due thereon Rs. 93.31 Million are subject to reconciliation with respect to subsidiary records. Further, receipts from subscribers to the extent of Rs. 1099.85 Million are pending allocation to the concerned debtors. In respect of Mumbai Unit, the year-end difference of Rs. 62.81 Million between the sundry debtors control accounts and the subsidiary records is subject to reconciliation.*

In depth reconciliation of the metered and chargeable calls generating revenue has not been conducted.

The impact of these on the accounts are not presently ascertainable.

(ix) The Bank Reconciliation Statements as at 31st March, 2003 include the unmatched/ unlinked credits and debits aggregating Rs. 7.28 Million and Rs. 13.12 Million respectively, which have not been properly accounted in the absence of adequate particulars.

The impact of such entries on the accounts cannot be ascertained.

(x) Provision have not been made in respect of: -

(a) Stamp duty payable on registration of properties acquired by/vested in the Company -amount unascertainable.

(b) Lease Rent payable in respect of certain leasehold properties where the amount is not yet finalized. Amount not ascertainable.

(c) Rs.4.07 Million receivable from Electronics Corporation of India Ltd., which includes liquidated damages Rs.0.27 Millions which is unpaid since several years.

(d) Rs 6.98 Million paid towards the acquisition of land pending adjustment for over three years.

(e) Rs. 97.39 Million recoverable from Hindustan Cables Limited including a sum of Rs.27.71 Million which pertains to advance made during the period prior to the year 2000-2001.

(f) Rs. 32.67 Million receivable from United India Periodicals Private Limited/ United Data Base (India) Pvt. Ltd./ Sterling Computers Limited, which are subject matter of claims and counter claims and subject to such consequential adjustments as may be found necessary.

(g) Materials given on loan basis Rs.28.78 Million.

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(h)The value of the properties where conveyance / lease deeds remain to be executed remains unascertained.

(xi) ***We are unable to express an opinion on the cancellation of the VI series Bonds of Rs. 1699.47 Million and non-provision of interest and other liabilities thereon, pending settlement of legal disputes. The impact of this on the accounts is not presently ascertainable.***

The cumulative impact of the observations on the results for the year and on the reserves of the Company is not presently ascertainable.

7. ***The Company has not made following disclosures required under Schedule VI to the Companies Act, 1956 as per references given after each item***

   (a) Consumption of stores and spares [Para no.3 (x)(a) of Part II}
   (b) Consumption of imported and indigenous stores and spares and percentage to the total consumption [Para no.4 D(c) of Part II}

8. On the basis of written representations received from the concerned directors of the Company, none of the directors is disqualified as on March 31, 2003, from being appointed as a director under Section 274(1)(g) of the Companies Act, 1956.

9. In our opinion, and according to the information and explanations given to us and based on such details as were made available to us, the said accounts read together with the notes thereon, subject to para 3 & 7 above, give the information required by Companies Act, 1956 in the manner so required and also give, subject to our observations in paragraph 5 and 6(i) to 6(xi) foregoing, a true and fair view:

   (a) In the case of Balance Sheet of the State of Affairs of the Company as at 31st March,2003, and
   (b) In the case of the Profit & Loss Account of the Profit for the year ended on that date.

10. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956 we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said order .

For **V.K.VERMA & CO.,**
Chartered Accountants

PLACE: NEW DELHI
DATED: 18.06.2003

(PRADEEP VERMA)
PARTNER

ANNEXURE TO AUDITOR'S REPORT

(Referred to in Paragraph 10 of our Report of even date)

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government in terms of section 227(4A) of the Companies Act, 1956 and as per information and explanations given to us, the books and records examined by us in the normal course of audit, the reports received from the Branch Auditors and to the best of our knowledge and belief, we report that :

1. Delhi unit has maintained records of fixed assets in respect of assets acquired from DOT on 1st April 1986 which however do not give full particulars. In case of Mumbai Unit, fixed asset register do not contain the prescribed particulars as required by law. MS (Delhi) unit has maintained fixed assets register but MS (Mumbai) has not maintained the same. The fixed assets have been physically verified and reconciled with the records **except in the case of Mumbai Units.**

2. None of the fixed assets have been revalued during the year.

3. Physical Verification of stores and spares have been carried by the management at reasonable intervals during the year in respect of Mumbai and GSM Units, and at the year end for the Delhi Unit . **In our opinion, the frequency of verification needs to be increased for Delhi Unit.**

4. In our opinion, the procedures of physical verification of stores followed by management are reasonable and adequate in relation to the size of the Company and the nature of its business **except in the case of inventories held by GSM-Mumbai Unit.**

5. Discrepancies noticed between physical stocks and book records during the year in case of Mumbai Unit and at the year end in case of Delhi Unit were not material and have been properly dealt with in the books of accounts. **In case of GSM Mumbai Unit, we are unable to comment on the matter referred to above in the para.**

6. On the basis of our examination, the valuation of closing stock is fair and proper in accordance with the normally accepted accounting principles and on the basis as in the preceding year. **However, in case of GSM-Mumbai Unit in the absence of full information, we are unable to offer comments on valuation of stocks.**

7. The Company has neither taken nor granted any loans, secured or unsecured, from/to companies, firms or other parties listed in register maintained u/s 301 of the Companies Act, 1956. We have been informed that there are no companies under the same management with in the meaning of the Section 370(1B), (now non-operative), of the Companies Act, 1956 except the amount of Rs. 18.76 Million advanced to its fully owned subsidiary company, Millennium Telecom Limited.

8. The parties to whom loans and advances in the nature of loans have been given by the Company are generally repaying the principal amounts as stipulated and are also generally regular in payment of applicable interest except for non recovery in respect of interest free loans given to departmental canteen. The management has taken legal and other action for recovery of such loan and interest where applicable. **The Mumbai Unit has given an interest free loan of Rs. 1.64 million to Departmental Canteens in respect of which no recoveries are being made**. In respect of loans given to employees, interest recovery starts only after the recovery of the principal amount, as per the terms of such loans.

9. According to the information and explanations given to us and the records verified, the internal control procedures in respect of purchase of stores, components, plant and machinery, equipments and other assets are commensurate with the size of the Company and nature of its business. **In respect of revenue billing, income from prepaid calling cards, reconciliation between system generated billing outputs and the financial records need to be strengthened. In respect of Mumbai Unit, work orders issued in LC Unit, revision of estimates in B&D Unit and EP Unit, and reconciliation and confirmation of deposits to various departments needs to be strengthened.**

10. The Company has not made any purchase of materials from, and sale of services to, companies, firms or other parties listed in the register maintained u/s 301 of the Companies Act ,1956 , aggregating during the year to Rs.50000 or more in value in respect of each party.

11. The Company has a system of determining unserviceable/damaged stores and spares. Provision for possible loss on disposal of unserviceable/damaged stores has been considered in the accounts.

12. The Company has not accepted any deposits from the public during the year with in the meaning of Section 58A of the Companies Act, 1956 and the rules framed there under.

13. The Company being involved in service activities does not generate any by-products or significant scrap. In our opinion, reasonable records have been maintained for sale and disposal of scrap.

14. The internal audit system of the company is commensurate with the size and nature of its business. However , **the system of internal audit needs further strengthening.**

15. According to the information and explanations given to us, there were no undisputed amounts payable in respect of income tax, wealth tax, sales tax, custom duty, and excise duty outstanding as at March 31, 2003 for a period of more than six months from the date they become payable.

16. The Central Government has not prescribed maintenance of cost records by the Company under Section 209(1)(d) of Companies Act, 1956.

17. Based on our examination of books of account and the information and explanations given to us, we have not come across any personal expenses which have been charged to the profit and loss account, other than those payable under contractual obligations or in accordance with regular business practice.

18. There has been generally no delays in transferring CPF contributions. In the absence of any instructions from the Government, GPF contributions in respect of absorbed Group C and D employees are retained with MTNL. We are informed that the provisions of Employees State Insurance Act are not applicable to the company.

19. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub section (i) of Section 3 of Sick Industrial Companies (Special provision) Act, 1985.

20. *The Company has a reasonable system of recording receipts and issues of stores commensurate with its size and nature of its business* ***except in case of GSM –Mumbai Unit. However, the procedure for the recording of consumption and allocation of material to the relative job needs to be strengthened. Proper procedures also need to be evolved to co-relate the entries in the works register and the financial books with the actual consumption records as maintained by the Engineering Section. The reasons for the variance between the sanctioned cost and actual expenditure in number of projects and other works of capital nature could not be substantiated.***

21. Considering the nature of services rendered and the basis of billing, it is not considered necessary to have a system of allocation of man-hours utilized to the relative jobs.

22. There is a reasonable system of authorization and control on the issue of stores commensurate with the size and nature of the business of the Company **except in case of GSM-Mumbai Unit. However, the system of internal control, for Delhi Unit, needs to be strengthened to make it commensurate with size of the company and nature of its business on issue of stores and allocation of stores. There is a system of allocation of labour to jobs except in cases of Mumbai Unit and GSM Units.**

For **V.K. Verma & Co.**
Chartered Accountants

(Pradeep Verma)
Partner

Place : New Delhi
Dated : 18.06.2003

Balance Sheet as at 31st March, 2003

	Schedule	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
SOURCES OF FUNDS			
Shareholders' Funds	A	6300.00	6300.00
Reserves & Surplus	B	88669.73	83096.41
Unsecured Loans	C	—	26190.00
Total		94969.73	115586.41
APPLICATION OF FUNDS			
Fixed Assets	D		
Gross Block		126652.06	117322.24
Less : Depreciation		71480.32	64204.26
Net Block		55171.74	53117.98
Capital Work-in-Progress	E	9187.37	7978.05
Investments	F	3710.12	1026.77
Current Assets, Loans & Advances			
Inventories	G	1497.64	2772.74
Sundry Debtors	H	7521.84	7361.46
Cash & Bank Balances	I	18153.88	24446.51
Other Current Assets	J	6140.69	5746.03
Loans & Advances	K	91170.09	91432.49
		124484.14	131759.23
Less : Current Liabilities and Provisions			
Current Liabilities	L	52434.46	37242.42
Provisions	M	45149.18	41052.70
Net Current Assets		26900.50	53463.61
Total		94969.73	115586.41
Accounting Policies & Notes to Accounts	T		

The Schedules referred to above form an integral part of the Balance Sheet.

(S.C.Ahuja)	**(Sumita Purkayastha)**	**(R.S.P.Sinha)**	**(Narinder Sharma)**
Company Secretary	G. M. (Investors Relation)	Director (Finance)	Chairman & Managing Director

This is the Balance Sheet referred to in our report of even date.

For V.K.VERMA & Co.
Chartered Accountants

(Pradeep Verma)
Partner

Place : New Delhi
Date : 18th June, 2003

00000044

Profit & Loss Account for the year ended 31st March, 2003

		For the year ended 31.3.2003 (Rs.in Million)	For the year ended 31.3.2002 (Rs. in Million)
INCOME			
Income from Services	N	58065.30	61437.24
Other Income	O	2241.35	2483.47
		60306.65	63920.70
EXPENDITURE			
Employees' Remuneration and Benefits	P	14338.53	13770.64
Revenue Sharing		10995.44	9875.83
Licence Fee		5818.16	6644.88
Administrative,Operating & Other Expenses	Q	7558.35	7153.28
Depreciation	D	8670.42	8164.56
Interest	R	328.19	288.35
		47709.09	45897.54
Profit Before Tax		12597.56	18023.16
Provision for Taxation		3600.32	4937.63
Profit After Tax		8997.24	13085.53
Prior period adjustments	S	225.69	78.76
Profit For the Year		8771.55	13006.77
Profit Available for Appropriation		8771.55	13006.77
Appropriation :			
Final Dividend		2835.00	2835.00
Tax on Dividend		363.23	-
Transfer To Contingency Reserve		1022.97	1782.44
General Reserve		4550.35	8389.33
		8771.55	13006.77

Accounting Policies & Notes to Accounts T

The Schedules referred to above form an integral part of the Profit & Loss Account.

(S.C.Ahuja)	**(Sumita Purkayastha)**	**(R.S.P.Sinha)**	**(Narinder Sharma)**
Company Secretary	G. M. (Investors Relation)	Director (Finance)	Chairman & Managing Director

This is the Profit & Loss Account referred to in our report of even date.

For V.K.VERMA & Co.
Chartered Accountants

(Pradeep Verma)
Partner

Place :New Delhi
Date : 18th June, 2003

SCHEDULES FORMING PART OF BALANCE SHEET

SCHEDULE - A

Share Capital

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
AUTHORISED CAPITAL		
80,00,00,000 Equity Shares of Rs.10/- each	**8000.00**	8000.00
ISSUED SUBSCRIBED AND PAID UP CAPITAL		
63,00,00,000 Fully paid Equity Shares of Rs. 10/- each	**6300.00**	6300.00
Out of the above shares		
(i) 59,99,98,400 Equity Shares are allotted as fully paid up pursuant to a contract without payment being received in cash out of which 35,43,72,740 Shares are held by the Government of India.		
(ii) 3,00,00,000 Equity Shares are allotted as fully paid up represented by Global Depository Receipts through an International Offering in US Dollars.	**6300.00**	**6300.00**

SCHEDULE - B

Reserves & Surplus

	As at 1.4.2002 (Rs in Million)	Addition during the year (Rs in Million)	Deduction during the year (Rs in Million)	As at 31.3.2003 (Rs in Million)
Bonds Redemption Reserve	—	—	—	—
Bonds Redemption Reserve(Prev.Yr)	(0)	(0)	(0)	—
Share Premium	6650.05			**6650.05**
Share Premium(Prev.Yr)	(6650.05)	(0)	(0)	**(6650.05)**
General Reserve	65005.92	4550.35	—	**69556.27**
General Reserve(Prev.Yr)	(60873.44)	(8389.33)	(4256.85)	**(65005.92)**
Reserve For Contingencies	11132.44	1022.97		**12155.41**
Reserve For Contingencies(Prev.Yr)	(9350.00)	(1782.44)	(0)	**(11132.44)**
Reserve For Research & Development	308.00			**308.00**
Reserve For Research & Development(Prev.Yr)	(308.00)	(0)	(0)	**(308.00)**
	83096.41	**5573.32**	—	**88669.73**
	(77181.49)	(10171.77)	(4256.85)	**(83096.41)**

SCHEDULE - C
Unsecured Loans

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Bonds-Series Fourteen		
5 years 11.75% (Taxable) redeemable (Non-cumulative) bonds of Rs.100000/- each	—	9000.00
5 years 10.75% (Taxable) Redeemable (Non-cumulative) bonds of Rs.10000000/-each	—	5090.00
5 years 11% (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	—	2100.00
3 years 11 % (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	—	10000.00
	—	26190.00

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SCHEDULE - D - Fixed Assets

Description	Gross Block (Rs. in Million) As At 1.4.2002	Additions During The Year	Adjustments During The Year	Sales During The Year	As At 31.3.2003	Depreciation (Rs. in Million) As At 1.4.2002	For the Year	Sales Adjustments During the Year	As At 31.3.2003	Net Block (Rs. in Million) As At 31.3.2003	As At 31.3.2002
Land :											
Freehold	141.16	10.11	—	—	151.27	—	—	—	—	151.27	141.16
Leasehold	1507.38	0.10	—	0.97	1506.51	132.39	16.38	0.20	148.57	1357.94	1374.98
Building	5564.59	1443.58	3.89	—	7004.29	1057.51	203.95	(1.37)	1262.83	5741.46	4507.08
Leased Premises	36.17	—	—	—	36.17	2.18	0.73	—	2.92	33.25	33.98
Lines & Wires	743.06	27.91	0.44	—	770.53	473.09	48.69	(0.91)	522.69	247.84	269.97
Cable	56613.01	3758.59	(92.20)	—	60463.80	32953.44	4100.18	(140.68)	37194.30	23269.51	23659.57
Apparatus & Plant	48838.54	5190.55	1741.02	—	52288.07	27802.61	4015.49	1555.11	30262.99	22025.09	21035.93
Vehicles	342.50	29.34	5.59	5.27	360.97	143.39	28.90	11.92	160.37	200.60	199.11
Furniture & Fixtures	921.29	103.44	0.94	0.00	1023.78	502.43	71.48	0.17	573.74	450.04	418.86
Office Machinery & Equipments	292.76	21.44	1.49	0.01	312.70	100.99	16.21	0.55	116.65	196.05	191.77
Electrical Appliances	861.39	299.19	0.10	0.12	1160.35	230.58	53.11	(0.65)	284.33	876.02	630.81
Computers	1258.06	90.99	0.10	0.10	1348.85	805.63	145.14	(0.15)	950.92	397.92	452.43
Assets Scrapped/ Decomissioned	202.33	35.76	2.60	10.74	224.75	0.01	—	—	0.01	224.74	202.32
Total	**117322.24**	**11011.01**	**1663.97**	**17.22**	**126652.06**	**64204.26**	**8700.25**	**1424.19**	**71480.32**	**55171.74**	**53117.98**
Previous Year	106809.54	11769.12	1256.42		117322.24	56530.67	8180.55	506.96	64204.26	53117.98	50278.87

Notes:

1. Additions during the year include adjustments on account of value difference, spill over cost, etc. indentified during the year in respect of existing fixed assets.
2. Depreciation charged during the year includes

	Rs. in Million
a. Depreciation for the year	**8670.42**
b. Depreciation / adjustment relating to prior period	29.83
	8700.25

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SCHEDULE - E
Capital Work-In-Progress

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Buildings	932.91	1230.93
Apparatus & Plants	3209.91	1779.29
Lines & Wires	141.73	170.60
Cables	3720.98	4203.60
Subscribers' Installations	430.25	323.68
Air Conditioning Plants	131.25	93.93
Capital Advance	869.37	615.50
Less Provision For Abandoned Works	(249.03)	(439.48)
	9187.37	7978.05

SCHEDULE - F
Investments

	As at 31.3.2003 (Rs. in Million)	As at 31.3.2002 (Rs. in Million
Long Term-Non Trade (At Cost)		
Investment in 1 crore 8.75% preference share of rupees Rs. 100/- each with M/s. ITI Ltd.	1000.00	1000.00
Investment in subsidiary company-MillenniumTelecom Ltd.(1001700 shares of Rs. 10 each)	10.02	10.02
Investment in Joint Ventures United Telecom Ltd.	200.10	16.75
Investment in 11.5% Bonds of Maharashtra Krishna Valley Development Corporation Ltd. (Date of redemption 2012)	2500.00	—
	3710.12	1026.77

SCHEDULE - G
Inventories (At Cost)

	As at 31.3.2003 (Rs. in Million)	As at 31.3.2002 (Rs. in Million)
Stores and Spares:		
Building Material	0.66	0.66
Lines & Wires	43.67	46.81
Cables	613.25	1574.25
Exchange Equipments	812.93	1001.60
WLL Instruments	4.26	12.55
Telephone & Telex instruments	238.82	341.69
WLL Instruments	40.03	51.65
Telephones & Telex Spares	7.22	12.94

00000049

Instalation Test Equipment	**10.07**	17.43
Mobile Handsets & Sim Cards	**7.47**	5.25
	1778.38	**3064.83**
Less: Provision for obsolete stores	**280.74**	292.09
	1497.64	**2772.74**

SCHEDULE - H

Sundry Debtors (Unsecured)*

	As at 31.3.2003 (Rs. in Million)	As at 31.3.2002 (Rs. in Million)
Outstanding for a Period Exceeding Six Months		
Considered Good	**4139.01**	3599.74
Considered Doubtful	**2867.16**	3384.36
Other Debts		
Considered Good	**3392.10**	4337.90
Considered Doubtful	**88.89**	—
	10487.16	**11322.00**
Less: Provision for doubtful debts	**2923.62**	3884.22
Less: Provision for wrong billing	**41.70**	**76.32**
	7521.84	**7361.46**

* Except to the extent covered by Security deposits from subscribers.

SCHEDULE - I

Cash & Bank Balances

	As at 31.3.2003 (Rs. in Million)	As at 31.3.2002 (Rs. in Million)
Cash in hand, including cheques in hand Rs.182.27 Million (Rs.24.86 Million)	**239.09**	98.36
Balance with scheduled Banks*		
On Current account	**2149.04**	312.06
In Deposit Account	**15766.48**	24033.33
Balance with Non-Scheduled Banks		
In Current Account	**5.75**	9.24
	18160.36	24452.99
Less: Provision for Doubtful Bank Balances	**6.48**	6.48
	18153.88	**24446.51**

*Includes Rs.2390.09 Million (Rs.10728.7Million) held with SBI London from proceeds of G.D.R. Issue.

SCHEDULE - J

Other Current Assets

Unsecured Considered Good	**As at 31.3.2003 (Rs. in Million)**	**As at 31.3.2002 (Rs. in Million)**
Income Accrued From Services	**5524.75**	5509.95
Income Accrued From others	**51.46**	2.99
Interest Accrued on Deposits with Banks, Other Deposits, Loans & Advances	**564.48**	233.09
	6140.69	**5746.03**

SCHEDULE - K

Loans & Advances

	As at 31.3.2003 (Rs. in Million)	**As at 31.3.2002 (Rs. in Million)**
Unsecured Considered Good*		
Loans & Advances		
(1)To Subsidiary Company	**18.76**	11.48
(2) To DOT	**10162.60**	**27190.00**
(3) To BSNL	**—**	**175.46**
(4) To Other Corporates	**3.52**	173.92
(5) To Employees		
i) Housing	**2217.93**	1384.77
ii) Vehicles	**68.89**	59.44
iii) Others	**250.55**	196.38
Amount Recoverable from DOT	**27216.59**	23270.15
Amount Recoverable from BSNL	**2648.40**	0.15
Amount Recoverable from VSNL	**1118.98**	—
Advances Recoverable in Cash or in Kind or for value to be received.	**605.43**	668.17
Advance Tax	**46451.94**	38129.50
Deposits with Govt.Deptt.	**323.77**	329.36
Inter Corporate deposit	**3.62**	3.12
Inter Corporate Loans	**204.56**	—
Others	**113.54**	96.83
	91409.08	**91688.73**
Less: Provision for Doubtful Advances	**238.99**	256.24
	91170.09	**91432.49**

* Except to the extent of doubtful advances recoverable in cash or in kind or for value to be received for which provision has been made.

Note:Due from an officer of the Company Rs.NIL (Rs.31360/-). Maximum amount outstanding at any time during the year : Rs. 31360/- (Rs.44800/-).

SCHEDULE - L

Current Liabilities

	As at 31.3.2003 (Rs. in Million)	As at 31.3.2002 (Rs. in Million)
Sundry Creditors		
(i) For Goods and Services	3380.79	3071.73
(ii) For Work done	734.23	709.80
(iii) For Others	1329.11	978.43
Advances Received from Customers & Others	508.46	663.26
Deposits from :		
(i) Contractors	345.61	334.50
(ii) Customers & Others	14900.85	14060.32
Unclaimed Bonds	12.26	12.64
Other Liabilities		
(i) For Salaries and Other Benefits	4304.10	1826.17
(ii) Ex-Gratia/ Bonus	677.74	639.44
(iii) Others	6079.79	4089.92
Interest Accrued & Due on GPF	106.60	—
Income Received in advance against Services	1690.95	1509.43
Amount Payable:		
(i) To DOT	2314.84	1499.56
(ii) To BSNL	9771.13	2921.99
(III) To VSNL	1388.81	—
Deffered Tax Liabilities	4874.80	4294.48
Interest Accrued but not due :		
(i) On Bonds	—	620.86
(ii) On Deposits	14.39	9.89
	52434.46	37242.42

SCHEDULE - M

Provisions

	As at 31.3.2003 (Rs. in Million)	As at 31.3.2002 (Rs. in Million)
Pension		
(i) Company Employees	16234.91	13913.53
(ii) Others	341.92	419.06
Leave Encashment		
(i) Company Employees	457.82	342.42
(ii) Others	38.71	58.11
Gratuity	2439.23	4062.41
Proposed Final Dividend	2835.00	2835.00
Tax on Dividend	363.23	—
Income Tax	22392.47	19377.47
Wealth Tax	45.89	45.20
	45149.18	41053.20

Schedules Forming Part of Profit and Loss Account

SCHEDULE - N
Income from Services

	For the year ended 31.3.2003 (Rs. in Million)	For the year ended 31.3.2002 Rs. in Million)
Telephone		
(a) Rentals	**12783.04**	13138.67
(b) Calls & Other Charges	**24874.56**	30113.01
(c) Franchises Services	**10270.58**	10373.10
(d) Rent & Junction Charges from :		
(i) Mobile Operators	**96.10**	66.61
(ii) Basic Service Operators	**160.16**	98.24
(iii) Dolphin	**224.68**	125.61
(e) Access Calls & Other Charges from :		
(i) Mobile Operators	**3222.23**	4178.46
(ii) Basic Service Operators	**2860.56**	647.63
(iii) Dolphin	**400.89**	168.33
Internet	**225.06**	220.12
Telex	**75.60**	96.71
Circuits	**1099.88**	955.18
WLL	**348.94**	107.83
Cellular Services	**884.78**	487.96
Income from Roaming	**100.57**	—
PSTN Charges	**94.10**	43.21
Pre paid Trump	**136.57**	—
Activation Charges	**1.58**	—
Value added and Other Services		
(a) Indonet	**6.60**	6.51
(b) Voice Mail	**7.32**	1.87
(c) Free Phone	**74.71**	60.31
(d) Premium Rate	**0.87**	1.37
(e) ISDN	**431.27**	515.11
Others	**(315.35)**	31.39
	58065.30	**61437.23**

SCHEDULE - O
Other Income

	For the year ended 31.3.2003 (Rs. in Million)	For the year ended 31.3.2002 (Rs. in Million)
Interest		
(i) From Banks (Tax deducted at source Rs.282.73 Million (Rs231.91 Million)	**1472.25**	1474.13
(ii) Interest on Advances to Employees	**116.92**	77.38
(iii) Interest on Deposits, Advances and Others	**10.11**	21.72
(iv) Interest from SBI London	**61.91**	—
Sale of Directories, Publications, Forms etc.	**7.32**	13.47
Profit on Sale of Assets	**10.84**	6.82
Liquidated Damages	**91.10**	(47.39)
Foreign Currency Fluctuation	**14.45**	469.19
Bad Debts Recovered	**12.51**	11.56
Credit Balances Written Back	**255.51**	223.69
Rent on Quarters, Inspection Quarters, Hostels and other services provided	**8.28**	4.84
Others	**175.65**	228.06
Waste paper etc (added with others)	**4.50**	—
	2241.35	**2483.47**

SCHEDULE - P
Employees' Remuneration and Benefits

	For the year ended 31.3.2003 (Rs. in Million)	For the year ended 31.3.2002 (Rs. in Million)
Salaries, Wages, Allowances and other Benefits	**10220.33**	10145.70
Bonus/ Ex-Gratia	**680.03**	696.68
Medical Expenses/ Allowances	**638.17**	269.08
Leave Encashment		
(i) Company Employees	**139.12**	16.41
(ii) Others	**144.03**	191.99
Pension Contribution		
(i) Company Employees	**2659.44**	1901.40
(ii) Others	**72.91**	50.31
Contribution to Provident Fund	**171.38**	147.47
Gratuity	**479.43**	876.70
Staff Welfare Expenses	**277.22**	507.54
	15482.06	**14803.28**
Less :		
Allocation to Capital Work-In-Progress	**1143.27**	1030.62
Allocation to DOT for Bond Expenses	**0.26**	2.02
	14338.53	**13770.64**

SCHEDULE - Q

Administrative, Operating and Other Expenses

	For the year ended 31.3.2003 (Rs. in Million)	For the year ended 31.3.2002 (Rs. in Million)
Power & Fuel	**1436.07**	1283.72
Rent	**569.20**	509.54
Repairs & Maintenance:		
- Buildings	**394.50**	410.11
- Plant & Machinery	**883.55**	840.75
- Others	**226.67**	386.48
Lease Rentals	**107.89**	265.17
Insurance	**98.15**	135.24
Rates & Taxes	**373.12**	398.25
Travelling Expenses	**70.50**	125.64
Postage & Courier	**211.86**	187.28
Printing & Stationery	**71.76**	55.01
Vehilce Expenses :		
(i) Maintenance	**19.58**	20.90
(ii) Running	**35.85**	35.59
(iii) Hiring	**95.19**	79.15
Commission paid on Franchised Services	**63.23**	59.90
Comm. Paid to pre paid services	**13.60**	—
Advertising /Business Promotion Expenses	**298.00**	252.61
Donations	**(0.12)**	(6.71)
Provision for Doubtful Debts including Disputed Bills*	**(980.79)**	802.93
Provison for wrong Billing	**27.21**	3.43
Bad Debts Written Off	**2421.86**	4.80
Provision for Obsolete Stores	**26.53**	4.21
Professional & Consultancy Charges	**87.20**	67.60
Seminar and Training Expenses	**5.13**	10.88
Miscellaneous Expenses	**410.70**	683.21
Loss on Sale of Assets	**89.86**	15.84
Internet charges	**94.63**	22.13
PSTN Charges	**345.49**	149.54
Spectrum Charges(WLL)	**47.01**	2.05
Spectrum Charges(MS)	**(0.77)**	19.07
Loss of Assets	**20.18**	338.44
	7562.84	**7162.76**
Less : Allocation to DOT for Bond Expenses	—	9.48
Less : Recoverable from Dot	**4.49**	—
	7558.35	**7153.28**

*Includes an amount of Rs. 1420.07 million for the current year.

00000055

SCHEDULE - R

Interest :

	For the year ended 31.3.2003 (Rs. in Million)	For the year ended 31.3.2002 (Rs. in Million)
Interest on :		
Bonds	**2448.22**	3030.70
Customers' deposits	**45.15**	49.74
IBRD Loans	—	6.80
GPF	**281.68**	231.81
Other Loans	**1.36**	—
	2776.41	**3319.05**
Less : Allocation to the DOT for interest on Bonds and Loans	**2448.22**	3030.70
	328.19	**288.35**

SCHEDULE - S

Prior Period Adjustments

	For the year ended 31.3.2003 (Rs. in Million)	For the year ended 31.3.2002 (Rs. in Million)
Debits		
Salary, Wages, Allowances & Staff Expenses	**17.53**	27.07
Power & Fuel	**2.50**	16.41
Rent	**2.20**	1.94
Rates & Taxes	**0.44**	1.08
Repairs to Buildings	**11.44**	6.03
Repairs to Plant & Machinery	**26.32**	3.37
Depreciation	**250.49**	18.24
Insurance	**(0.77)**	0.39
Others	**48.47**	49.63
	358.62	**124.16**
Credits		
Others	**132.93**	45.40
Net Adjustment	**225.69**	**78.76**

SCHEDULE - T

SIGNIFICANT ACCOUNTING POLICY OF MTNL FOR THE YEAR 2002-03.

1. Income and Expenditure

i. The accounts are prepared under the historical cost convention adopting the accrual method of accounting except the following items which are accounted on cash basis:

(a) Interest income/liquidated damages where realisability is uncertain.
(b) Annual recurring charges of amount up to Rs.0.10 Million each for overlapping period.
(c) Income from unmanned PCOs'.

ii. Revenue Recognition

(a) Revenue is recognized on accrual basis, including income from subscribers whose disputes are pending resolution, till permanent disconnection and closure of the subscribers' line. Revenue in respect of service connection is recognized when recoverability is established.

(b) Provision is made for wrong billing, disputed claims from subscribers, cases involving suspension of revenue realization due to proceedings in Court and debtors outstanding for more than 3 years. In case of mobile services, the provision is made for dues, which are more than 120 days.

(c) Installation charges recovered from the subscribers at the time of new telephone connection is recognized as income in the year of connection.

(d) Activation charges in case of Mobile Services is recognized as revenue on connection.

iii. The cost of stores and materials is charged to project or revenue job at the time of issue. However, spill over items at the end of the year lying at various stores are valued at weighted average method.

iv. In terms of the arrangement between the DOT/BSNL and the Nigam, charges for reciprocal services are not accounted for.

v. The sale proceeds of scrap arising from maintenance & project works are taken into miscellaneous income in the year of sale.

vi. Bonus/ex-gratia is paid based on the productivity linked incentive scheme.

vii. Income from services pertaining to prior years is not disclosed as prior period item. In respect of other income/expenditure, only cases involving sums exceeding Rs.0.10 million are disclosed as prior period items.

1.1 Retirement Benefits

a) In respect of officials who are on deemed deputation from DOT and other Govt. Departments, the provision for pension contribution is provided at the rates specified in Appendix 2(A) to F.R .116 and 117 of FR & SR. and provision for leave encashment is made @11% of pay as specified in Appendix 2(B) to F.R. 116 and 117 of F.R. & S.R. Provision of gratuity in respect of these officers are not required to be made.

b) In respect of others, provision is made as per actuarial valuation.

2. Fixed Assets

i. Fixed Assets are carried at cost less accumulated depreciation. Cost includes allocated establishment expenses as described in (iii) below. Assets are capitalised, as per the practices described below, to the extent completion certificates have been issued, wherever applicable.

(a) Land is capitalised when possession of the land is taken. Value of leasehold land is amortised over the period of lease.

(b) Building is capitalised to the extent it is ready for use.

(c) Apparatus & Plants principally consisting of Telephone Exchange Equipments and Air Conditioning Plants are capitalised on commissioning of the exchange. Subscribers Installations are capitalised as and when the exchange is commissioned and put to use either in full or in part.

(d) Lines & Wires are capitalised as and when laid or erected to the extent completion certificates have been issued thereof.

(e) Cables are capitalised as and when ready for connection with the main system.

(f) Vehicles and other assets are capitalised as and when purchased.

(g) The fixed assets of the company are being verified by the management at reasonable intervals i.e. once in every three years by rotation.

ii. Expenditure on replacement of assets, equipments, instruments and rehabilitation work is capitalized if it results in enhancement of revenue earning capacity.

iii. Allocation of establishment expenses, including employees remuneration and benefits to capital expenditure is based on a percentage of capital expenditure as prescribed by the DOT from time to time.

iv. Upon scrapping/ decommissioning of assets, these are classified in fixed assets at the lower of net book value and net realizable value and the estimated loss, if any, is charged to Profit and Loss A/c.

Depreciation

Depreciation is provided on straight line method at the rates prescribed in Schedule XIV to the Companies Act, 1956 except for the following assets which are depreciated at rates based on technical evaluation of useful life of these assets which are higher than the rates prescribed in Schedule XIV to the Companies Act, 1956.

	Rate of Depreciation Applied
(a) Apparatus & Plant (including Air Conditioning System attached to exchanges)	11.31%
(b) Cables & Lines and Wires	9.50%

100% depreciation is charged on assets of small value, other than those forming part of project, the cost of which is below the following limits:

Assets	**Limit (Rs.)**
Apparatus & Plant, Training Equipment and Testing Equipment	0.01 Million
Partitions	0.20 Million

3. Inventories

Inventory being stores and spares is valued at cost. In case of exchange equipment, cost is worked out on a specific basis. In case of other inventory, it is worked out on weighted average method.

4. Foreign Currency Transactions

Transactions in foreign currency are stated at the exchange rate prevailing on the transaction date. Year-end balances of current assets and liabilities are re-stated at the closing exchange rate and the difference adjusted to Profit & Loss Account.

00000058

B. NOTES TO ACCOUNTS

		2002-2003 (Rs. in Million)	2001-2002 (Rs. in Million)
1.	Contingent Liabilities		
(a)	Income Tax, Sales Tax & Service Tax Demands disputed and under appeal	30438.47	29744.09
(b)(i)	Interest to DDA on delayed payments/Pending Court Cases	Amount Indeterminate	Amount Indeterminate
ii	Pending Court Cases against land Acquisition	Amount Indeterminate	Amount Indeterminate
iii	Stamp duty payable on land and buildings acquired by the Nigam	Amount Presently Unascertainable	Amount Presently Unascertainable
(c)	Claims against the Company not acknowledged as Debts.	2228.98	2406.64
(d)	Bank guarantee & Letter of Credit	1620.77	176.10
(e)	Directory dispute	2852.50	2850.00

2(a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances) in relation to execution of works and purchase of equipments is Rs.2682.72 Million (Rs.2099.69 Million) and Rs. 1456.60 Million (Rs.2122.07 Million) respectively. In respect of contracts where expenditure already incurred has exceeded the contract value and the contract remains incomplete, additional expenditure required to complete the same cannot be quantified.

(b) Future commitment for lease rental in respect of equipments taken on lease by Nigam amounts to Rs. 0.22 Million (Rs.117.67 Million).

3. During the year following are the changes in the Accounting Policies:

(a) Income from unmanned PCOs is accounted on cash basis
(b) In respect of basic services the provision is made for the debtors, which are more than 3 years.

Due to this changes in the above stated accounting policies there is no impact on the profit as previously, it was accounted on the same basis but disclosed in the accounting policy during this year.

4. In respect of Mobile Services provision is made for the dues, which are more than 120 days. In the previous year, there was no policy for provision for bad debts in respect of Mobile Unit. Due to the above, there is additional provision of Rs.740.49 millions during the year.

5. (a) As per legal opinion received by the Company, it can avail benefit under Section 80 IA of the Income Tax Act, 1961. Provision for Income Tax from 1999-2000 to 2002-2003 has been made considering such benefit. The Company had revised its Income Tax return for the financial year 1997-1998 and filed the return for 1998-1999 availing benefit under section 80 IA of the Income Tax Act, 1961. However, provision for Income Tax for 1997-1998 and 1998 – 1999 has been made without considering benefit under section 80 IA.

An amount of Rs. 12155.41 Million (including Rs 1022.97 Million for the Current Year) which has been provided in the accounts till date by claiming benefit under Section 80IA has been transferred to Contingency Reserve to meet any contingency arising from denial of benefit under section 80 IA.

(b) Provision for taxation for the current year comprises of Income Tax of Rs.3011.00 Million, Deferred Tax liability of Rs. 580.32 Million and Wealth Tax of Rs.9.00 Million.

00000059

6. During the year, the Mumbai unit has accounted for the GPF liability including interest thereon in respect of absorbed employees as at 31st October' 1998 amounting to Rs 2195.00 Million as claims recoverable from DOT pending final acceptance.

7. (a) The supplemental agreement entered into between United India Periodicals Pvt. Ltd./United Data Base(India) Pvt. Ltd/ Sterling Computers Ltd and the Nigam for printing of telephone directories was struck down by the Hon'ble High Court of Delhi on 30.9.92 and the said decision was upheld by the Hon'ble Supreme Court of India on 12.1.93. A claim against the Company has been raised by Sterling Computers Ltd. for Rs. 258.2 Million which being under dispute, has not been provided for. Nigam has filed its counter claims of Rs. 228.7 Million with the Hon'ble High Court against Sterling/UDI/UIP and has also filed arbitration claims of Rs. 561.80 Million against these parties under the original agreement. Pending finalisation of this dispute, Nigam has raised and recorded as 'Claims Recoverable' a claim for Rs.154.91 Million (Rs. 154.91 Million) on account of royalty, interest and billing charges and on payments made through letter of credit; Rs.130.47 Million (Rs. 130.47 Million) recovered there against by the Nigam from subscribers for the issue of directories is carried under 'Current Liabilities'. Further claims of the Nigam for interest and service charges aggregating Rs.143.67 Million (Rs.143.67 Million) have not been accounted. Financial implication of the claim raised against Nigam, adjustment of the sums received against outstanding claims, any non-realisation of claim and further claims recoverable shall be effected upon determination based on the outcome of the proceedings in the court of law.

(b) MTNL entered into contracts with M/s M & N Publications Limited for printing, publishing and supply of telephone directories for Delhi and Mumbai units for a period of 5 years starting from 1993. In view of the breaches of the terms and conditions of the contracts committed by the contractor in publishing first issue of the directories of both units and their failure to execute the remaining part of the contracts, both the contracts were terminated by MTNL on 22.7.1996. Income from royalty and other applicable recoveries for first issue published by contractor (Rs. 181.2 Million) have been accounted for and received. Sole Arbitrator has been appointed by both parties. The effect of claims under the contract for remaining issues published by contractor will be accounted in the year of issuing of award by Sole Arbitrator.

8. During the year 1999-2000 Mumbai unit had applied under the Maharastra Kar Nivaran Yojna 1999 scheme, in respect of the Sales Tax demand of Rs. 8.10 Million (Rs. 8.10 Million). The application for amnesty towards demands aggregating Rs. 2.09 Million (Rs. 2.09 Million) has been accepted. The balance applications relating to demands of Rs. 6.01 Million (Rs. 6.01 Million) are under process and are not included under Contingent Liabilities.

9. During the year 1991-92, 6th Series bonds to the extent of Rs.2000 Million were allotted on private placement basis to Canfina, a wholly owned subsidiary of Canara Bank. As per the MOU, an equivalent amount was kept as interest bearing deposits with Canfina. On maturity of these deposits, Canfina paid Rs. 500 Million but defaulted on balance Rs.1500 Million. The Nigam in consultation with its solicitors recalled the said deposit of Rs. 1500 Million from Canfina on 14.10.92. The Nigam in consultation with its solicitors: a) refused to register the transfer of bonds allotted to Canfina for Rs.1200 Million lodged by Canara Bank for registration in the latter's favour, b) refused to return the allotment letters for Rs. 400 Million which were registered in the name of Canara Bank and c) did not return allotment letters of the bonds for Rs. 99.475 Million lodged by Canfina for split. Nigam has not provided interest on the bonds of face value of Rs.1299.475 Million and Rs.400 Million from 10.02.92 and 10.08.92 respectively.

The Nigam had cancelled the letters of allotment of bonds of Rs. 1699.475 Million with effect from the date of its issue In 1995,Canara Bank filed writ petition in Delhi High Court challenging the validity of cancellation of letters of allotment. The case was referred to the Committee on Dispute (COD), Cabinet Secretariat, for their clearance to contest in the High Court. The COD directed both the parties to find an amicable solution, failing which, the matter may be referred to the Arbitrator in the Ministry of Law.

10. During the year, MTNL has redeemed XIV series bonds, which were raised for & advanced to Department of Telecommunications, amounting to Rs 26190 Million , out of which an amount of Rs. 10162.6 Million (Rs.26190 Million) is yet to be recovered from BSNL.

11. MTNL had subscribed to 8.75% Cumulative Preference Share of M/s ITI Ltd amounting to Rs.1000 Million. As on date dividend has not been recognized as it has not yet been declared by M/s ITI Ltd.

12(a)Certain Lands and Buildings capitalised in the books, with the original cost of Rs. 3307.35 Million (Rs.2980.33 Million), are pending registration/legal vesting in the name of the Company.

(b) The landed properties acquired from DOT have not been transferred in the name of Nigam and in the case of leasehold lands the documentation is still pending.

13. Advances recoverable include:

(a) Rs. 4.07Million(Rs. 4.07Million) receivable from Electronics Corporation of India Limited, and liquidated damages Rs. 0.27Million(Rs. 0.27Million), which is unpaid and is now under arbitration.

(b) Rs. 6.98 Million (Rs. 6.98 Million) paid to local bodies towards the acquisition of land pending adjustment.

(c) Rs.27.71 Million (Rs.27.71 Million) recoverable from Hindustan Cables Limited advanced during the period prior to 1999-2000.

14. The balance in the Subscribers' Deposit Accounts of Rs.14634.60 Million, interest accrued thereon of Rs.93.31 Million is subject to reconciliation. Further, receipts from subscribers to the extent of Rs. 1099.85 Million (Rs. 1059.64 Million) are pending allocation to the debtors.

15. Deposits from applicants and subscribers as on 31st March 1986 i.e prior to the formation of Nigam were Rs.1503.59 Million. Corresponding assets shown under claims recoverable are being reduced by the amount of recovery of rebate on rental and by the amount of recovery of application deposit for which connections have been released to subscribers with effect from 1.4.1986. Balance still recoverable from DOT on this account is Rs. 549.74 Million (Rs. 541.61 Million).

16. The aggregate balance of sundry debtors as per the subsidiary reports exceeds the balance as per the control account in the general ledger by Rs. 58.46 Million (Rs. 119.19 Million) and is under reconciliation. The resultant impact of the above on the accounts is not ascertainable.

17(a) Pending agreement with BSNL, interconnection charges on STD calls have been accounted as per the Telecommunication Interconnection (Charges & Revenue Sharing) Regulation 1999. The company has provided certain % of revenue of Phonogram, Telex, lease circuits etc as revenue sharing. MTNL entered into an ILD agreement with Videsh Sanchar Nigam Ltd during the year 2002-03.

(b) DOT vide their letter No-10-3/2000-BS-II, Dated: 9-4-2001 enhanced the licence fee w.e.f 1-8-99 @12% of adjusted gross revenue as against Rs. 900 per working direct exchange line per annum. MTNL has provided such enhanced licence fee w.e.f 1-4-2001. The confirmation of the same is awaited from the DOT.

18. Remuneration paid/payable to the Chairman & Managing Director(s) and Other Directors for the year ended 31st March 2003.

		For the Year ended 31.3.2003	For the year ended 31.3.2002
i)	Remuneration	**2.81 Million**	2.36 Million
ii)	Pension	**0.00 Million**	0.27 Million
iii)	Perquisites	**0.65 Million**	0.78 Million

19. Remuneration to Auditors:

		Statutory Auditors (Rs.in Million)	Branch Auditors (Rs.in Million)
(i)	As Audit Fee	**0.51** **(0.51)**	1.56 (1.54)
(ii)	As Tax auditors	**0.15** **(0.15)**	0.47 (0.51)

(iii)	In other capacity		
	- for certification	**0.03**	0.11
		(0.03)	(0.10)
(iv)	Limited Review	**0.23**	0.29
		(0.21)	(0.62)
(v)	Auditors Expenses	—	0.15
		(0.04)	

20.		**2002-2003 (Rs. in Million)**	**2001-2002 (Rs. in Million)**
(a)	Value of		
	i. Imports on CIF basis	**385.07**	NIL
	ii. Others	**NIL**	NIL
(b)	Expenditure in Foreign Currencies (Travelling)	**9.95**	11.20
(c)	Earnings in foreign exchange		
	i. Interest on Fixed deposits with SBI London	**61.91**	311.25
	ii.Others	**0.02**	0.04

(d) The balances with other than Scheduled Banks comprise of :-

Name of the Bank	**Balance as on 31.3.2003 (Rs. in Million)**	**Maximum balance during the year (Rs. in Million)**
Patan Cooperative Bank Ltd. Mumbai	**0.03**	(0.03)
(A/c closed. considered doubtful)	**(0.03)**	(0.03)
Indira Sahakari Bank Ltd., Mumbai	**5.69**	5.69
(Considered doubtful)	**(5.69)**	(5.69)
Air Corp Employees Cooperative Bank Ltd. Mumbai	**(0 .01)**	
	(0)	
Santacruz	—	0.61
		(0.77)
N.T.B.		0.54
		(0.75)
Nariman Point		0.47
		(0.71)
NEC		0.24
		(0.31)
NIPTC		0.82
		(0.93)
The Mogaveera Coop. Bank Ltd, Mumbai (A/cs Closed Considered doubtful)	0.04	0.04
	(0.04)	(0.04)

00000062

21. The bank reconciliation statements as on 31st March, 2003 include unmatched/unlinked credits/debits given by the banks in the bank accounts amounting to Rs. 7.28 Million (34.78 Million) and Rs.13.12 Million (Rs.12.20 Million) respectively, which could not be properly accounted for in the absence of adequate particulars.

22. In MTNL Delhi Unit no revenue has been accounted for SMS facility with some CMT operator pending finalization of agreement with them. The impact of same can not be ascertained.

23(a) Provision for bonus has been made on the basis of actual payments made for the immediate preceding year.

(b) The provision is made in respect of non-moving Capital Work in Progress after the same is reviewed.

24. In Delhi Unit certain transactions of capital/maintenance nature are made on provisional rate basis subject to finalization of prices at future dates. As such consequent adjustments as to increase/decrease in the cost of assets/ expenditure are made in the year of finalization of prices

25. In respect of MS Unit, reconciliation between No. of active connections and billed connections is in progress and its consequential effect on the accounts is not ascertainable. Further suspense list 856071 CDRs is lying unmatched in the computer billing system, amount of which is not ascertainable/ascertained.

26. Other liabilities include credits on account of receipts including service tax from subscribers amounting to Rs.1099.86 Million (Rs.1059.65 Million), which could not be matched with corresponding debtors or identified as liability, as the case may be. Appropriate adjustments/ payments are made when these credits are matched or reconciled.

27. Disclosure in respect of Small Scale Industrial Undertakings (SSIs) as required by Part I of Schedule VI to the Companies Act, 1956 is as follows.

(a) Outstanding dues, over 30 days to SSIs exceeding Rs. 1 lac for Mumbai Unit are Nil (Amount Indeterminate), for MS Unit O/s dues are indeterminate (Amount Indeterminate) & for Delhi Unit, particulars are as follows (Amount Indeterminate):

NAME	Rs. in Millions
AEON TELETRONICS	0.61
BERRY INDUSTRIES	0.20
JAS TELECOM	0.32
SRV TELECOM	0.46
SURANA TELECOM	0.31
VADHMAN CABLE	0.28
Total	**2.18**

(b) The liability for interest, if any, payable in terms of the Interest on Delayed Payments to Small Scale & Ancillary Industrial Undertakings Act, 1993 is not presently determined.

28. In respect of Mumbai Unit, pending final settlement, the Custom Duty refund claim of Rs.53.59 million (Rs. 53.62 million) Service charges for directories of 1992 issues Rs.0.59 million (Rs.0.59 million) & interest on advance for the above Rs393.09 million (Rs. 304.67 million) have not been accounted for

29. Information required under Paragraphs 3(x)(a) and 4D(c) of Part II of Schedule VI to the Companies Act 1956 is not ascertainable, since (i) consumption of stores is included under the normal heads of capital expenditure and/or repairs & maintenance, and (ii) the issue of imported and indigenous items are not priced/ identified.

00000063

30. Information regarding Primary Business Segments: - AS-17

AUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE YEAR ENDED ON 31/03/2003

Rs. in Million

Particulars	Business Segments Basic Services	Business Segments Cellular	Unallocable	Total
Income from Services	56463.46	1693.08	(91.24)	58065.30
Inter Unit Income	0.00	0.00	0.00	0.00
Other Income	645.12	21.65	1574.58	2241.35
Total:	57108.58	1714.73	1483.34	60306.65
Segment result before interest/ extra- ordinary items and Tax	12070.32	(307.11)	1162.54	12925.75
Less: Interest	325.96	1.10	1.13	328.19
Profit before Extra-ordinary items and Tax	11744.38	(308.22)	1161.40	12597.56
Less: Prior period items	223.25	5.25	(2.81)	225.69
Profit before tax	11521.13	(313.47)	1164.21	12371.87
Less: Provision for Tax	0.00	0.00	3600.32	3600.32
Profit after tax				8771.55
Segment Assets	101558.34	2236.29	88758.74	192553.36
Segment Liabilities	51861.60	1127.00	44595.03	97583.63
Capital Employed	49696.74	1109.29	44163.70	94969.73
Segment Depreciation	8509.66	154.76	6.00	8670.42

Notes: -

1. The company has disclosed Business Segment as the Primary Segment. Segments have been identified taking in to account the nature of the services, the deferring risks and returns, the organisational structure and internal reporting system

2. The company caters mainly to the needs of the two metro cities viz. Delhi and Mumbai. As such there are no reportable geographical segments.

3. Segment Revenue, Segment Result, Segment Asset and Segment Liabilities include the respective amount identifiable to each of the segments. The expenses, which are not directly relatable to the business segment, are shown as unallocable corporate assets and liabilities respectively

31. Related Party Disclosures - AS 18

a) List of Related Parties and Relationships

Party	Relation
Department of Telecommunication	Holding 56.25% shares of the Company
Millenium Telecom Limited	Wholly owned Subsidiary
United Telecom Limited	Joint Venture

Key Management Personnel

Mr. Narinder Sharma		Chairman and Managing Director
Mr. R.S.P.Sinha.		Director (Finance)
Mr. V.Shiv Kumar		Director (Personnel)
Mr. G.D. Gaiha	(part of the year)	Director (Technical)
Mr. I.C Srivastava	(part of the year)	E.D, Mumbai
Mr. K.N.Mahadevan	(part of the year)	E.D, Mumbai
Mr. K.H.Khan	(part of the year)	E.D, Delhi
Mr. J.M. Mishra	(part of the year)	E.D, Delhi

b) Related Party Transactions (Except DOT)

(Rs. in Million)

Transactions	Subsidiary	Joint Venture	Key Management Personnel
Finance Provided (Loans)	18.74	—	—
Guarantees	—	0.83	—
Remuneration Paid	—	—	3.46
E-Tendering Services	0.40	—	—

32. Disclosure for operating lease - AS 19

During the year MS- Delhi has entered into agreements for taking on lease and license basis various sites for BTS installation. The specified disclosure in respect of these agreements is given below:

(Rs. in Million)

1.	Lease payments recongnised in the Profit and Loss account for the year	45.24
2.	Minimum lease payments under these agreements, which are not-cancelable, are as follows:	
	(i) Not later than one year	47.97
	(ii)Later than one year and not later than five years.	211.54

3. (i) Under the lease and license agreement, refundable deposits amounting to Rs. 9.66Lacs have been given.
   (ii) These agreement contain provision for incremental rental ranging from 5% to 40% at the end of 5 years.
   (iii) These agreement contains a provision for its renewal at the end of 5 years.

00000065

33. Earning Per Share – AS 20

I) Profit after Tax	Rs. 8771544028
2) Number of Shares	63,00,00,000
3) Nominal value of shares	Rs. 10/-
4) Basic/ diluted EPS	Rs. 13.92

34. Consolidated Financial Statements – AS 21

The financial statements of Millennium Telecom Limited, a wholly owned subsidiary of the Company has been consolidated in accordance with the Accounting Standard.

CONSOLIDATED BALANCE SHEET OF MAHANAGAR TELEPHONE NIGAM LTD. AND ITS SUBSIDIARY MILLENNIUM TELECOM LTD. AS AT 31.03.2003

		As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	A	6,300.00	6,300.00
Reserves & Surplus	B	88,673.07	83,087.50
Loan Funds			
Unsecured Loans	C	—	26,190.00
Total		94973.07	115,577.50
APPLICATION OF FUNDS			
Fixed Assets	D		
Gross Block		126,655.29	117,322.89
Less : Depreciation		71,480.65	64,204.28
Net Block		55,174.64	53,118.61
Capital Work-in-Progress	E	9,187.37	7,978.05
Investments	F	3,700.10	1,016.75
Current Assets, Loans & Advances			
Inventories	G	1,497.84	2,772.74
Sundry Debtors	H	7,548.84	7,361.86
Cash & Bank Balances	I	18,154.21	24,456.64
Other Current Assets	J	6,142.66	5,747.48
Loans & Advances	K	91155.25	91,421.03
		124,498.80	131,759.75
Less : Current Liabilities and Provisions			
Current Liabilities	L	52,438.66	37,242.46
Provisions	M	45149.18	41,053.20
Net Current Assets		26910.96	53,464.09
Total		949,73.07	115,577.50

The Schedules referred to above form an integral part of the Balance Sheet.

(S.C.Ahuja) Company Secretary

(Sumita Purkayastha) G. M. (Investors Relation)

(R.S.P.Sinha) Director (Finance)

(Narinder Sharma) Chairman & Managing Director

This is the Balance Sheet referred to in our report of even date.

(Pradeep Verma)
Partner

Place :New Delhi
Date : 18th June, 2003

00000067

MTNL

Consolidated Profit & Loss Account of Mahanagar Telephone Nigam Ltd. And Its Subsidiary Millennium Telecom Ltd. for the year ended 31st March, 2003

		As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
INCOME			
Income from Services	N	58,091.44	61,437.63
Other Income	O	2,241.79	2,483.47
		60,333.23	63,921.10
EXPENDITURE			
Employees' Remuneration and Benefits	P	14,339.66	13,771.32
Revenue Sharing		10,995.44	9,875.83
Licence Fee		5,818.16	6,644.88
Administrative, Operating & Other Expenses	Q	7,570.37	7,161.92
Depreciation	D	8,670.73	8,164.55
Interest	R	328.19	288.35
		47,722.55	45,906.85
Profit Before Tax		12,607.73	18,014.25
Provision for Taxation		3,601.19	4,937.63
Profit After Tax		9,006.54	13,076.62
Prior period adjustments	S	225.69	78.76
Profit For the Year		8,780.85	12,997.86
Profit Available for Appropriation		8,780.85	12,997.86
Appropriation :			
Final Dividend		2,835.00	2,835.00
Tax on Dividend,		363.23	-
Transfer To Contingency Reserve		1,022.97	1,782.44
Reserve for R&D		-	-
General Reserve		4,562.60	8,380.42
		8,783.80	12,997.86

The Schedules referred to above form an integral part of the Profit & Loss Account.

(S.C.Ahuja)	(Sumita Purkayastha)	(R.S.P.Sinha)	(Narinder Sharma)
Company Secretary	G. M. (Investors Relation)	Director (Finance)	Chairman & Managing Director

This is the Profit & Loss Account referred to in our report of even date.

(Pradeep Verma)
Partner

Place :New Delhi
Date : 18th June, 2003

00000068

SCHEDULES FORMING PART OF BALANCE SHEET

Schedule - A

Share Capital

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
AUTHORISED CAPITAL		
80,00,00,000 Equity Shares of Rs.10/- each	**8,000.00**	8,000.00
ISSUED SUBSCRIBED AND PAID UP CAPITAL		
63,00,00,000 Fully paid Equity Shares of Rs. 10/- each	**6,300.00**	6,300.00
Out of the above shares		
(i) 59,99,98,400 Equity Shares are allotted as fully paid up pursuant to a contract without payment being received in cash out of which 35,43,72,740 Shares are held by the Government of India		
(ii) 3,00,00,000 Equity Shares are allotted as fully paid up represented by Global Depository Receipts through an International Offering in US Dollars.		
	6,300.00	**6,300.00**

SCHEDULE - B

Reserves & Surplus	As at 1.4.2002 (Rs. in Million)	Addition during the year (Rs. in Million)	Deduction during the year (Rs. in Million)	As at 31.3.2003 (Rs. in Million)
Bonds Redemption Reserve	—	—	—	—
Bonds Redemption Reserve (Prev. Yr.)	(0)	(0)	(0)	—
Share Premium	6650.05	—	—	**6650.05**
Share Premium (Prev. Yr.)	(6650.05)	(0)	(0)	**(6650.05)**
General Reserve	64997.01	4562.60	—	**69559.61**
General Reserve (Prev. Yr.)	(60873.44)	(8380.42)	(4256.85)	**(64997.01)**
Reserve For Contingencies	11132.44	1022.97	—	**12155.41**
Reserve For Contingencies (Prev. Yr.)	(9350.00)	(1782.44)	(0)	**(11132.44)**
Reserve For Research & Development	308.00	—	—	**308.00**
Reserve For Research & Development (Prev. Yr.)	(308.00)	(0)	(0)	**(308.00)**
Total	**83087.50**	**5585.57**	—	**88673.01**
	(77181.49)	(10162.86)	(4256.85)	**(83087.50)**

00000069

MTNL

SCHEDULE - C
Unsecured Loans

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Bonds - Series Fourteen		
5 years 11.75 % (Taxable) redeemable (Non cumulative) bonds of Rs.100000/- each	-	9,000.00
5 years 10.75 % (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	-	5,090.00
5 years 11% (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	-	2,100.00
3 years 11 % (Taxable) redeemable (Non cumulative) bonds of Rs.10000000/- each	-	10,000.00
	-	**26,190.00**

SCHEDULE - E
Capital Work-In-Progress

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Buildings	**932.91**	1,230.93
Apparatus & Plants	**3,209.91**	1,779.29
Lines & Wires	**141.73**	170.60
Cables	**3,720.98**	4,203.60
Subscribers' Installations	**430.25**	323.68
Air Conditioning Plants	**131.25**	93.93
Capital Advance	**869.37**	615.50
Less Provision For Abandoned Works	**(249.03)**	(439.48)
	9,187.37	**7,978.05**

00000070

SCHEDULE - F

Investments

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Long Term-Non Trade (At Cost)		
Investment in 1 crore 8.75% preference share of Rs. 100/- each with M/s. ITI Ltd.	**1,000.00**	1,000.00
Investment in Joint Ventures with United Telecom Ltd.	**200.10**	16.75
Investment in 11.5% Bonds of Maharastra Krishna Valley Development Corporation Ltd. (Date of Redemption 2012)	**2,500.00**	-
	3,700.10	**1,016.75**

SCHEDULE - G

Inventories (At Cost)

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Stores and Spares:		
Building Material	**0.66**	0.66
Lines & Wires	**43.67**	46.81
Cables	**613.25**	1,574.25
Exchange Equipments	**812.93**	1,001.60
WLL Equipments	**4.26**	12.55
Telephone & Telex instruments	**238.82**	341.69
WLL Instruments	**40.03**	51.65
Telephones & Telex Spares	**7.22**	12.94
Instalation Test Equipment	**10.07**	17.43
Mobile Handsets & Sim Cards	**7.67**	5.25
	1,778.58	**3,064.83**
Less: Provision for obsolete stores	**280.74**	292.09
	1,497.84	**2,772.74**

00000071

SCHEDULE - H

Sundry Debtors (Unsecured)*

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Outstanding for a Period Exceeding Six Months		
Considered Good	**4,139.01**	3,599.74
Considered Doubtful	**2,867.16**	3,384.36
Other Debts		
Considered Good	**3,507.99**	4,338.30
	10,514.16	**11,322.40**
Less: Provision for doubtful debts	**2,923.62**	3,960.54
Less: Provision for wrong billing	**41.70**	-
	7,548.84	**7,361.86**

* Except to the extent covered by Security deposits from subscribers.

SCHEDULE-I

Cash & Bank Balances

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Cash in hand, including cheques in hand Rs.182.27 Million (Rs.24.86 Million)	**239.09**	98.36
Balance with scheduled Banks*		
On Current account	**2,149.37**	322.19
In Deposit Account	**15,766.48**	24,033.33
Balance with Non-Scheduled Banks		
In Current Account	**5.75**	9.24
	18,160.69	**24,463.12**
Less: Provision for Doubtful Bank Balances	**6.48**	6.48
	18,154.21	**24,456.64**

***Includes Rs. 2390.09 Million (Rs.10728.70 Million) held with SBI London from proceeds of G.D.R. Issue.**

SCHEDULE - J

Other Current Assets

Unsecured Considered Good

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Income Accrued From Services	**5,524.75**	5,509.93
Income Accrued From others	**51.46**	2.99
Prepaid Expenses	**1.97**	1.47
Interest Accrued on Deposits with Banks, Other Deposits, Loans & Advances	**564.48**	233.09
less Provision for doubtful Income	—	—
	6,142.66	**5,747.48**

SCHEDULE - K

Loans & Advances

Unsecured Considered Good*

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Loans & Advances		
(1) To DOT	**10,162.60**	27,190.00
(2) To BSNL	**-**	175.46
(3) To Other Corporates	**3.52**	173.92
(4) To Employees		
i) Housing	**2,217.93**	1,384.77
ii) Vehicles	**68.89**	59.44
iii) Others	**250.55**	196.38
Amount Recoverable from DOT	**27,216.59**	23,270.18
Amount Recoverable from BSNL	**2,648.40**	0.15
Amount Recoverable from VSNL	**1,118.98**	—
Advances Recoverable in Cash or in Kind or for value to be received.	**605.43**	668.17
Advance Tax	**46,451.94**	38,129.50
Deposits with Govt. Deptt.	**323.77**	329.36
Inter Corporate deposit	**3.62**	3.12
Inter corporate loans	**204.56**	-
Others	**117.46**	96.83
	91,394.24	**91,677.28**
Less: Provision for Doubtful Advances	**238.99**	256.25
	91,155.25	**91,421.03**

* Except to the extent of doubtful advances recoverable in cash or in kind or for value to be received for which provision has been made.

Note:

Due from an officer of the Company Rs. NIL (Rs.31360/-). Maximum amount outstanding at any time during the year : 31360/- (Rs.44800/-).

SCHEDULE - L

Current Liabilities

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Sundry Creditors		
(i) For Goods and Services	**3,380.79**	3,071.73
(ii) For Work done	**734.23**	709.80
(iii) For Others	**1,329.11**	978.43
Advances Received from Customers and others	**508.46**	663.26
Deposits from :		
(i) Contractors	**345.61**	334.50
(ii) Customers & Others	**14,900.85**	14,060.32
Unclaimed Bonds	**12.26**	12.64
Other Liabilities		
(i) For Salaries and Other Benefits	**4,304.10**	1,826.17
(ii) Ex-Gratia/ Bonus	**677.74**	639.44
(iii) Others	**6,083.99**	4,089.96
Interest Accrued and due on GPF	**106.60**	-
Income Received in advance against service	**1,690.95**	1,509.43
Amount Payable:		
(i) To DOT	**2,314.84**	1,499.56
(ii) To BSNL	**9,771.13**	2,921.99
(iii) To VSNL	**1,388.81**	—
Deffered Tax Liabilities	**4,874.80**	4,294.48
Interest Accrued but not due :		
(i) On Bonds	—	620.86
(ii) On Deposits	**14.39**	9.89
	52,438.66	**37,242.46**

SCHEDULE - M

Provisions

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Pension		
(i) Company Employees	**16,234.91**	13,913.53
(ii) Others	**341.92**	419.06
Leave Encashment		
(i) Company Employees	**457.82**	342.42
(ii) Others	**38.71**	58.11
Gratuity	**2,439.23**	4,062.41
Proposed Final Dividend	**2,835.00**	2,835.00
Tax on Dividend	**363.23**	-
Income Tax	**22,392.47**	19,377.47
Wealth Tax	**45.89**	45.20
	45,149.18	**41,053.20**

00000074

Schedules Forming Part of Profit and Loss Account

SCHEDULE - N

Income from Services

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Telephone		
(a) Rentals	**12,783.04**	13,138.67
(b) Calls & Other Charges	**24,874.56**	30,113.01
(c) Franchises Services	**10,270.58**	10,373.10
(d) Rent & Junction Charges from:		
(i) Mobile Operators	**96.10**	66.61
(ii) Basic Service Operators	**160.16**	98.24
(iii) Dolphin	**224.68**	125.61
(e) Access Calls & Other Charges from:		
(i) Mobile Operators	**3,222.23**	4,178.46
(ii) Basic Service Operators	**2,860.56**	647.63
(iii) Dolphin	**400.89**	168.33
Internet	**251.20**	220.12
Telex	**75.60**	96.71
Circuits	**1,099.88**	955.18
WLL	**348.94**	107.83
Cellular Services	**884.78**	487.96
Income from Roaming	**100.57**	-
PSTN Charges	**94.10**	43.21
Pre paid Trump	**136.57**	-
Activation Charges	**1.58**	-
Value added and Other Services		
(a) Indonet	**6.60**	6.51
(b) Voice Mail	**7.32**	1.87
(c) Free Phone	**74.71**	60.31
(d) Premium Rate	**0.87**	1.37
(e) ISDN	**431.27**	515.11
Others	**(315.35)**	31.79
	58,091.44	**61,437.63**

SCHEDULE - O

Other Income

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Interest		
(i)From Banks (Tax deducted at source		
Rs. 282.73 Million (Rs. 231.91 Million)	**1,472.25**	1,474.13
(ii) Interest on Advances to Employees	**116.92**	77.38
(iii) Interest on Deposits, Advances and Others	**10.11**	21.72
(iv) Interest from SBI London	**61.91**	—
Sale of Directories,Publications, Forms etc.	**7.32**	13.47
Profit on Sale of Assets	**10.84**	6.82
Liquidated Damages	**91.10**	(47.39)
Foreign Currency Fluctuation	**14.45**	469.19
Bad Debts Recovered	**12.51**	11.56
Credit Balances Written Back	**255.51**	223.69
Rent on Quarters, Inspection Quarters, Hostels		
and other services provided	**8.28**	4.84
Others	**176.09**	228.06
Waste paper etc (added with others)	**4.50**	-
	2,241.79	**2,483.47**

SCHEDULE - P

Employees' Remuneration and Benefits

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Salaries,Wages,Allowances and		
other Benefits	**10,221.41**	10,146.38
Bonus/ Ex-Gratia	**680.03**	696.68
Medical Expenses/Allowances	**638.17**	269.08
Leave Encashment		
(i) Company Employees	**139.12**	16.41
(ii) Others	**144.03**	191.99
Pension Contribution		
(i) Company Employees	**2,659.44**	1,901.40
(ii) Others	**72.91**	50.31
Contribution to Provident Fund	**171.38**	147.47
Gratuity	**479.43**	876.70
Staff Welfare Expenses	**277.27**	507.54
	15,483.19	**14,803.96**
Less :		
Allocation to Capital Work-In-Progress	**1,143.27**	1,030.62
Allocation to DOT for Bond Expenses	**0.26**	2.02
	14,339.66	**13,771.32**

SCHEDULE - Q

Administrative, Operating and Other Expenses

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Power & Fuel	**1,436.07**	1,283.72
Rent	**572.69**	509.54
Repairs & Maintenance:		
- Buildings	**394.50**	410.11
- Plant & Machinery	**883.55**	840.75
- Others	**226.67**	386.48
Lease Rentals	**107.89**	265.17
Insurance	**98.15**	135.24
Rates & Taxes	**373.12**	398.25
Travelling Expenses	**70.94**	125.64
Postage & Courier	**211.87**	187.28
Printing & Stationery	**71.82**	55.07
Vehicle Expenses:		
(i) Maintenance	**19.58**	20.90
(ii) Running	**36.05**	35.59
(iii) Hiring	**95.19**	79.15
Commission paid on Franchised Services	**63.23**	59.90
Comm. Paid to pre paid services	**13.60**	-
Advertising/Business Promotion Expenses	**298.31**	253.01
Donations	**(0.12)**	(6.71)
Provision for Doubtful Debts including Disputed Bills*	**(980.79)**	802.93
Provision for Wrong Billing	**27.21**	3.43
Bad Debts Written Off	**2,421.86**	4.80
Provision for Obsolete Stores	**26.53**	4.21
Professional & Consultancy Charges	**87.33**	67.61
Seminar and Training Expenses	**5.13**	10.88
Miscellaneous Expenses	**418.08**	683.24
Preliminary Expenses w/of	**—**	6.96
Loss on Sale of Assets	**89.86**	15.84
Internet charges	**94.63**	23.31
PSTN Charges	**345.49**	149.54
Spectrum Charges(WLL)	**47.01**	2.05
Spectrum Charges(MS)	**(0.77)**	19.07
Loss of Assets	**20.18**	338.44
	7,574.86	**7,171.40**
Less : Allocation to DOT for Bond Expenses	**-**	9.48
Less: Recoverable from Dot	**4.49**	-
	7,570.37	**7,161.92**

* Includes an amount of Rs. 1420.07 million for the current year.

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MTNL

SCHEDULE - R
Interest :

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Interest on :		
Bonds	**2,448.22**	3,030.70
Customers' deposits	**45.15**	49.74
IBRD Loans	**-**	6.80
GPF	**281.68**	231.81
Other Loans	**1.36**	—
	2,776.41	**3,319.05**
Less : Allocation to the DOT for interest on Bonds and Loans	**2,448.22**	3,030.70
	328.19	**288.35**

SCHEDULE - S
Prior Period Adjustments

	As at 31.3.2003 (Rs.in Million)	As at 31.3.2002 (Rs.in Million)
Debits		
Salary,Wages,Allowances & Staff Expenses	**17.53**	27.07
Power & Fuel	**2.50**	16.41
Rent	**2.20**	1.94
Rates & Taxes	**0.44**	1.08
Repairs to Buildings	**11.44**	6.03
Repairs to Plant & Machinery	**26.32**	3.37
Depreciation	**250.49**	18.24
Insurance	**(0.78)**	0.39
Others	**48.48**	49.63
	358.62	**124.16**
Credits		
Others	**132.93**	45.40
Net Adjustment	**225.69**	**78.76**

00000078

35. Deferred Tax Liability(Net) - AS 22

Deferred Tax Liability (Net)

(Rs. in Million)

		Deferred Tax Liability (Asset) As at 01.04.2002	Current Year Charge/ (Credit)	Deferred Tax Liability (Asset) As at 31.03.2003
Deferred Tax Liabilities				
Difference between Book, Tax Depreciation & Others		6242.97	1927.28	**8170.25**
	Total A	**6242.97**	**1927.28**	**8170.25**
Deferred Tax Assets				
Provision for Doubtful Debts, Advances and Bank Balances		(1501.28)	(519.29)	**(2020.57)**
Provision for Obsolete Stock		(101.11)	(9.50)	**(110.61)**
Others		(346.09)	(818.17)	**(1164.26)**
	Total B	**(1948.48)**	**(1346.96)**	**(3295.44)**
Deferred Tax Liability	**(A)-(B)**	**4294.48**	**580.32**	**4874.8**

Note : As per AS 22 provision for tax for the year includes Rs. 580.32 Million on account of Deferred Tax Liability.

36. Balance Sheet Abstract and Company's General Business Profile - PART IV

Sources of Funds:

(i) Registration Details

Registration No. 23501	StateCode 55		
Balance Sheet Date	Date	Month	Year
	31	03	2003

(ii) Capital raised during the year (Rs. in Million)

Public Issue (GDR)	Nil	Rights Issue	Nil
Bonds Issue	Nil		

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(iii) Position of Mobilisation andDeployment of Funds (Rs. in Million)

Total Liabilities			Total Assets
Sources of Funds:			
Paid up Capital	6300	Reserves & Surplus	88670
Secured Loans	Nil	Unsecured Loans	Nil
Application of Funds :			
Net fixed assets / Capital WIP	64359	Investment	3710
Net Current Assets	26901	Misc. Expenditure	Nil
Accumulated Losses	Nil		

(iv) Performance of Company (Rs. in Million)

Turnover	60307	Total Expenditure	47709
Profit before Tax	12598	Profit After Tax	8997
Earning per share in Rs.	13.92	Dividend Rate	45%

(v) Generic names of three Principal Product / services of Company (as per monetary terms)

Item Code No. (ITC Code)	Not Available
Product Description	Telephone Service
Item Code No. (ITC Code)	Not Available
Product Description	Telex
Item Code No. (ITC Code)	Not Available
Product Description	Circuits

37 Previous Years figures have been regrouped / recast to conform to current year's presentation. Amounts in brackets denote the previous year's figures.

38. Schedules "A" to "T" form an integral part of the Balance Sheet and the Profit and Loss Account.

S.C. Ahuja
Company Secretary

Sumita Purkayastha
General Manager (Investors Relations)

For V.K. Verma & Co.
Chartered Accountants

R.S.P. Sinha
Director (Finance)

Narinder Sharma
Chairman & Managing Director

(Pradeep Verma)
Partner

Place: New Delhi
Dated : 18.06.2003

00000080

MAHANAGAR TELEPHNE NIGAM IMITED

Cash Flow Statement for the year ended 31st March 2003

[Pursuant to Clause 32 of Listing Agreement(s) (as amended)]

	2002-03 (Rs. in Million)	2001-02 (Rs. in Million)
A. Cash Flow from Operating Activities		
Net profit before Tax and extra ordinary items	**12,597.56**	18,023.15
Adjustment for:		
Prior period adjustment (net)	**(198.37)**	39.46
Profit on sale of fixed assets	**(10.84)**	(6.82)
Loss on sale of fixed assets	**89.86**	15.84
Depreciation	**8,672.75**	8,164.56
Interest Cost	**26.32**	7.02
Interest Income	**(1,634.53)**	(1,573.22)
Interest paid	**(21.83)**	(157.45)
Operating cash profit before working capital changes	**19,520.92**	24,512.54
Adjustment for:		
Trade and other receivables	**8,344.92**	(13,116.45)
Inventries	**1,275.11**	90.54
Trade and other payables	**15,324.66**	12,859.57
Cash generated from operations	**44,465.61**	24,346.20
Direct Taxes paid	**(8,326.70)**	(8,732.32)
Net Cash Flow from Operating Activities	**36,138.92**	**15,613.88**
B. Cash Flow from Investing Activities		
Purchase of fixed assets (incluiding capital W.I.P.)	**(12,061.94)**	(11,592.14)
Sale of Fixed Assets	**19.77**	740.44
Interest received	**1,319.35**	1,631.89
Investment in MTL, joint venture UTL, ITI and MKVDC	**(2,683.35)**	(1,026.75)
Net Cash Flow from Investing Activities	**(13,406.17)**	(10,246.56)
C. Cash Flow from Financing Activitgies		
Repayment of Loans	**(26,190.38)**	(2,624.97)
Dividend paid (including tax)	**(2,835.00)**	(3,124.17)
Net Cash Flow from Financing Activities	**(29,025.38)**	(5,749.14)

00000081

D. Net Increase/Decrease in Cash and Cash Equivalents	**(6,292.64)**	(381.82)
Cash and Cash equivalent as at the beginning of the year	**24,446.52**	24,828.34
Cash and cash equivalient as at the end of the year	**18,153.88**	24,446.52

Note:-

1. Cash and cash equivalent as at the beginning & at the end of the year incoudes exchange rate gain amounting to Rs. 4.42 million (previous year Rs. 0.37 million) & Rs. -32.31 million (Previous year Rs. 4.42 million) respectively

2. Previous year figures have been regrouped wherever necessary

(S C Ahuja)
Company Secretary

(Sumita Purkayastha)
General Manager (Investors Relation)

(R.S.P. Sinha)
Director (Finance)

(Narinder Sharma)
Chairman & Managing Director

Place : New Delhi
Date : 18th June, 2003

AUDITOR'S CERTIFICATE

We have verified the above cash flow statement of Mahanagar Telephone Nigam Limited for the year ended 31st March 2003. The statement has been prepared by the company in accordance with the requirement of clause 32 of Listing Agreement with the Stock Exchange.

For V.K.VERMA & Co.
Chartered Accountants

(Pradeep Verma)
Partner

Place : New Delhi
Date : 18th June 2003

00000082

ADDENDUM TO DIRECTORS' REPORT

Replies of Management to Auditors Report information/explanation with regard to observation/qualification stated in Auditors Report is given below:-

6. (i) During the year 2002-03, MTNL entered into an agreement with Videsh Sanchar Nigam Ltd & other operators for ILD revenue sharing. In the absence of any agreement with BSNL, the revenue sharing have been worked out as per formula applicable to other operators.

The matter has been taken up with BSNL. The signing of agreement with BSNL is in final stage and hence the revenue sharing with BSNL has been worked out as per formula applicable to other operators.

(ii) DOT vide their letter No-10-3/2000-BS-II, Dated: 9-4-2001 enhanced the licence fee w.e.f 1-8-99 @12% of adjusted gross revenue as against Rs. 900 per working direct exchange line per annum. MTNL has provided such enhanced licence fee w.e.f 1-4-2001. The confirmation of the same is awaited from the DOT.

The issue relating to provision of enhanced licence fee w.e.f. 1.4.2001 has been taken up with DOT. Confirmation from DOT is still awaited.

(iii) Based on the legal opinion received by the Company, the management is claiming benefit under section 80IA of the Income Tax Act, 1961. The benefit is claimed on operational profit earned by the Company. Provision for Income Tax for the accounting years 1999-2003 was made after considering such benefit. The Company had revised its Income Tax Return for the financial year 1997- 1998 and filed the Return for financial years 1998-1999 to 2001-2002 after considering benefit under Section 80 IA of the Income Tax Act, 1961. In case, the benefit under Section 80 IA of the Income Tax Act is finally accepted, the provision for taxation for the two years will be excess to the extent of Rs. 7442.80 million and in the event of the tax benefit claimed by the Company under Section 80 IA not being finally accepted by the Income Tax authorities, profit for the year would be lower by Rs 1023 million and provision for taxation as at 31st March, 2003 would be higher by Rs.12155.44 million.

The provision for income tax has been made considering the claim of benefit u/s 80 IA of the Income Tax Act. Contingencies Reserve by transferring the difference of tax liability between claim u/s 80 IA and without considering the benefit u/s 80 IA from the Profit available for apportionment has been created for Contingency.

(iv) The following mentioned practice and procedures followed by the Company in respect of fixed assets, in our opinion, are not in accordance with the Accounting Standard –10 on 'Accounting for Fixed -Assets' issued by the Institute of Chartered Accountants of India:

MTNL has been following DoT/Govt. procedure in respect of accounting of fixed assets, which is in variance. The matter is under review by the Company. Necessary action will be taken on the basis of review.

(a) The overheads are allocated as a percentage of capital expenditure as prescribed by DOT and not on the basis of directly allocable costs.

(b) Expenditure on replacement of cables, apparatus and plants, telephone instruments and rehabilitation work is capitalized as stated in significant accounting policy. In many cases, the replacement cost of existing fixed assets have been

0CC00083

capitalized without any adjustment of relevant cost and written down value of discarded assets from the fixed assets block.

(c) The Installation Charges received from the subscribers are accounted as income and not adjusted against the cost thereof.

(d) In many cases, after completion of assets and its put to use, additions continue to be made of small to significant amounts for number of years without re-assessment of the remaining life of the asset/equipment and as such depreciation on additions is not adjusted towards the remaining life of the assets. It continues to be charged on normal rate resulting in lower charge of depreciation.

(e) In respect of various assets (other than exchange equipments) scrapped/ decommissioned during the year, the same are not valued at lower of net book value or realizable value and consequent loss, if any, has not been charged to the Profit and Loss Account [Refer Significant Accounting Policy No. 2(iv)].

The resultant impact of the above on the value of fixed assets, Depreciation and the value of Capital Work in Progress is not presently ascertainable.

(v) No revenue has been accounted for SMS facility with some CMT operators pending finalization of agreement with them.	This will be reviewed by the Management.
(vi) Certain transactions of capital/maintenance nature are made on provisional rate basis subject to finalization of prices at future dates. As such consequent adjustments as to increase/decrease in the cost of assets/expenditure are made in the year of finalization of prices.	This is being reviewed by the Management.
(vii) (a) Amount recoverable on current account from DOT Rs 27,216.59 million and amount payable on current account to DOT Rs.2314.84 million i.e. net recoverable Rs.24,901.75 million are subject to reconciliation and confirmation and consequent adjustments.(b)Amount recoverable on current account from BSNL Rs.2648.40 millions and amount payable on current account to BSNL Rs.9771.13 million i.e net payable Rs. 7122.73 Million are subject to reconciliation and confirmation and consequent adjustments. The final impact of the above on the accounts is not presently ascertainable.	The process of reconciliation of accounts between DOT, BSNL and MTNL is under progress. Necessary entries, if any, arising out of this reconciliation would be passed after confirmation.
(viii) The balance in Subscriber's Deposit Accounts Rs. 14634.60 Million, interest accrued/ due thereon Rs. 93.31	The reconciliation is in progress.

00000084

Million are subject to reconciliation with respect to subsidiary records. Further, receipts from subscribers to the extent of Rs. 1099.85 Million are pending allocation to the concerned debtors. In respect of Mumbai Unit, the year-end difference of Rs. 62.81 Million between the sundry debtors control accounts and the subsidiary records is subject to reconciliation.

In depth reconciliation of the metered and chargeable calls generating revenue has not been conducted.

The impact of these on the accounts are not presently ascertainable.

(ix) The Bank Reconciliation Statements as at 31st March, 2003 include the unmatched/ unlinked credits and debits aggregating Rs. 7.28 Million and Rs. 13.12 Million respectively, which have not been properly accounted in the absence of adequate particulars. The impact of such entries on the accounts cannot be ascertained.

This will be reviewed by the Management.

(x) Provision have not been made in respect of: -

(a)Stamp duty payable on registration of properties acquired by/vested in the Company -amount unascertainable.

This is being pursued with DOT.

(b)Lease Rent payable in respect of certain leasehold properties where the amount is not yet finalized. Amount not ascertainable.

The Management felt no provision is required against this case.

(c)Rs.4.07 Million receivable from Electronics Corporation of India Ltd., which includes liquidated damages Rs.0.27 Millions which is unpaid since several years.

No provision need to be made as the matter is under arbitration.

(d) Rs 6.98 Million paid towards the acquisition of land pending adjustment for over three years.

Management felt that no provision is required to be made.

(e) Rs. 97.39 Million recoverable from Hindustan Cables Limited including a sum of Rs.27.71 Million which pertains to advance made during the period prior to the year 2000-2001.

The matter is under review by the Management.

(f) Rs. 32.67 Million receivable from United India Periodicals Private Limited/ United Data Base (India) Pvt. Ltd./ Sterling Computers Limited, which are subject matter of claims and counter claims and subject to such consequential adjustments as may be found necessary.

Management felt that no provision is required to be made.

(g) Materials given on loan basis Rs.28.78 Million.

No provision is required to be made.

(h)The value of the properties where conveyance / lease deeds remain to be executed remains unascertained.	No provision is required to be made.
(xi) We are unable to express an opinion on the cancellation of the VI series Bonds of Rs. 1699.47 Million and non-provision of interest and other liabilities thereon, pending settlement of legal disputes. The impact of this on the accounts is not presently ascertainable.	The management is of the opinion that no such liability is due in this case.
The cumulative impact of the observations on the results for the year and on the reserves of the Company is not presently ascertainable ascertainable.	
7. The Company has not made following disclosures required under Schedule VI to the Companies Act, 1956 as per references given after each item	Units have been asked to furnish such details in future.
(a) Consumption of stores and spares [Para no.3 (x)(a) of Part II}	
(b) Consumption of imported and indigenous stores and spares and percentage to the total consumption [Para no.4 D(c) of Part II}	

Place: New Delhi
Date: 31.07.2003

For and on behalf of the Board of Directors

(NARINDER SHARMA)
CHAIRMAN & MANAGING DIRECTOR

MTNL

ANNEXURE TO DIRECTORS' REPORT

कार्यालय

महानिदेशक लेखापरीक्षा, डाक व दूरसंचार

शाम नाथ मार्ग (समीप पुराना सचिवालय) दिल्ली – 110 054

OFFICE OF THE
DIRECTOR GENERAL OF AUDIT, POST AND TELECOMMUNICATIONS

Sham Nath Marg (Near Old Secretariat) Delhi - 110 054

सत्यमेव जयते

Confidential
No. RR Coml./MTNL A/cs/2002-2003/333
Date : 18.08.2003

To,

The Chairman and Managing Director,
Mahanagar Telephone Nigam Limited,
New Delhi.

Subject : **Comments of Comptroller and Auditor General of India under Section 619(4) of the Companies Act, 1956 on the accounts of Mahanagar Telephone Nigam Limited for the year ended 31st March 2003.**

Sir,

I am to forward herewith the comments of the Comptroller and Auditor General of India under Section 619(4) of the Companies Act, 1956 on the annual accounts of Mahanagar Telephone Nigam Limited for the year ended 31st March 2003 along with 'Review of Accounts'.

The Comptroller and Auditor General of India has decided that 'Review of Accounts' by the Comptroller and Auditor General of India as enclosed may please be published as an annexure to the Director's Report. If this arrangement is not acceptable to the Company, the said Review will have to be treated as the Comptroller and Auditor General's comments under Section 619(4) of the Companies Act, 1956 and it will be an addition to the comments sent herewith.

Kindly acknowledge receipt.

Yours faithfully,

(Kanwal Nath)
Director General of Audit (P & T)

Encl (s) : As above.

COMMENTS OF THE COMPTROLLER AND AUDITOR GENERAL OF INDIA UNDER SECTION 619(4) OF THE COMPANIES ACT, 1956 ON THE ANNUAL ACCOUNTS OF MAHANAGAR TELEPHONE NIGAM LIMITED FOR THE YEAR ENDED 31ST MARCH 2003.

A. Balance Sheet

Fixed Assets (Schedule ' D')

Gross Block : Rs. 126652.06 million

(a) The above does not include Rs.991.86 million being the value of Duct works, cables and lines & wires, which were completed and commissioned during the year or in earlier years in Delhi and Mumbai units. This has resulted in understatement of Gross block and overstatement of Capital work-in-progress by Rs.991.86 milllion. Consequently, the depreciation was understated by Rs. 54.71 million (including prior period depreciation of Rs. 3.68 million), profit for the year and Reserve & Surplus were overstated by Rs. 51.03 million and Rs. 54.71 million, respectively.

(b) The Apparatus and Plant, Internet pay phones kiosk, Subscribers Installations valued at Rs. 434.93 million, which were commissioned during the year or in earlier years by Delhi and Mobile service units at Delhi and Mumbai, were not capitalised. This has resulted in understatement of Gross Block by Rs. 434.93 million (including overheads of Rs.4.10 million) and overstatement of Capital works-in-Progress by Rs. 388.31 million. Consequently, net block of fixed assets was understated by Rs. 411.06 million, accumulated depreciation was understated by Rs. 23.87 million (including current year's depreciation of Rs. 15.88 million), Current Liability was understated by Rs. 42.52 million, Employees Remuneration & Benefits overstated by Rs.4.10 million and profit for the year and Reserves & Surplus were overstated by Rs.11.78 million and Rs.19.77 million respectively

(c) This includes Rs. 587.45 million being the value of 6 scraped exchanges relating to Mumbai unit and 54 defective / irreparable mobile handsets which were not usable relating to Mobile Service Delhi unit. The value of scrapped exchanges and defective/irreparable handset has to be withdrawn from the Fixed Assets and shown separately in the financial statements in terms of mandatory requirement of AS 10. The non-withdrawal these scraped assets form 'Fixed assets schedule' has resulted in overstatement of Gross Block, accumulated depreciation and Net Block by Rs. 587.45 million, Rs. 557.70 million and Rs. 29.75 million, respectively, with consequent understatement of scrapped / decommissioned assets by Rs. 29.75 million

(d) This includes Rs. 10.77 million on account of expenditure incurred on reinstatement charges for cancelled work and capitalisation of Fixed Wireless Telephone instruments actually lying under inventory in Mumbai unit. This has resulted in overstatement of Gross Block by Rs. 10.77 million, understatement of Loans and Advances and Inventory by Rs. 3.59 million and Rs. 7.18 million respectively.

2. Net Block : Rs. 55171.74 million

The above was overstated by Rs.32.87 million due to non-withdrawal of (i) fully decommissioned assets amounting to Rs.21.73 million identified during the year relating to 23 exchanges and (ii) Rs. 11.14 million on account of Wireless in-local-loop (WLL) handsets lost by subscribers from 'Fixed assets' in terms of requirement of AS-10. Consequently, this has also resulted in understatement of decommissioned assets by Rs. 37.74 million, overstatement of depreciation and understatement of profit for the year by Rs.4.87 million.

3. Capital Works-in-Progress (Schedule 'E') : Rs. 9187.37 million

The expenditure amounting to Rs.33.24 million on maintenance work carried out by Delhi unit during the year or in earlier years was wrongly booked under Capital work-in-progress. This has resulted in overstatement of Capital work in progress by Rs.33.24 million, understatement of Administrative Operating and other Expenses by Rs.17.92 million along with understatement of Employees Remuneration and Benefits and prior period expenses by Rs.1.86 million and Rs.13.46 million respectively. Consequently, profit for the year as well as Reserves & Surplus were overstated by Rs.19.78 million and Rs.33.24 million respectively.

4. Sundry Debtors (Schedule 'H')

Outstanding for a period exceeding six months, Considered good : Rs. 4139.01 million

This includes Rs. 36.25 million pertaining to Delhi Unit of Mobile services of the MTNL. As this amount was outstanding for more than six months as on 31 March 2003, the same should have been considered doubtful as per MTNL's Accounting policy No.1 (ii) (b), which provides for making provision for doubtful debts in respect of debtors aging more than 120 days. The non-provision for the same resulted in understatement of provision for doubtful debts and overstatement of sundry debtors as well as profit for the year by Rs.36.25 million.

5. Other Current Assets (Schedule 'J') : Rs.6140.69 million (Unsecured Considered Good) Income Accrued from Services : Rs.5524.75 million

The Company accounted for an 'income accrued from services' of Rs.2545.50 million instead of actual amount of Rs.2444.42 million resulting in the overstatement of 'Other Current Assets (Schedule - J), Income from Services and Profit for the year to the extent of Rs. 101.08 million.

6. Current Liability (Schedule 'L') Other liabilities - Others: Rs. 6079.79 million

This includes Rs. 251.70 million being the amount on account of unlinked receipts from subscribers pertaining to the period from 1994-1998 for which the corresponding debits were not traceable. As liability for unlinked receipts were more than four years old, the same should have been written back. The non-writing back of the above liability resulted in understatement of other income, profit and overstatement of current liability to the extent of Rs.251.70 million.

B. Profit & Loss Account

7. Income from services (Schedule 'N') : Rs. 58065.30 million

(i) This includes Rs. 27.90 million collected by Mumbai unit of the MTNL from private VSAT Network Operators on behalf of DoT. As MTNL was only a billing and collecting agency and has to pay the above amount to DoT, its inclusion in Income from Services was incorrect. This has resulted in understatement of current liabilities and overstatement of income as well as profit by Rs.27.90 million.

(ii) This also includes Rs.790.50 million collected by Mumbai unit of the MTNL from private operators on behalf of BSNL and the same has been accounted for as revenue, by corresponding debit to revenue sharing expenditure. As MTNL is only a billing and collecting agency and has to pay the above amount to BSNL, its inclusion in Income from Services as well as showing part of it as revenue sharing expenditure was not correct. This resulted in overstatement of income as well as expenditure to the extent of Rs. 790.50 million.

(iii) A reference is invited to comment No.9 (ii) of the C & AG of India on the accounts of the MTNL for the period ended 31 March 2002 wherein it was pointed out that the Delhi unit of MTNL did not pass on the benefit of automatic rent rebate amounting to Rs.75.77 million to 9,38,354 telephone subscribers whose telephones remained faulty for 7 days or more during 1997-98 to 2000-01. During the current year, MTNL has not taken any action to pass on the benefit of automatic rent rebate to the affected subscribers.

8. Other Income (Schedule 'O'): Rs. 2241.35 million

The area space charges recoverable from Basic Service providers had been charged on provisional basis subject to revision in April every year. However, since 2001 no revision took place and the Corporate office of MTNL revised the area space charges in February 2003. However, no demand Note for the recovery of revised space area charges since 2001 was issued by the MTNL during the year. This has resulted in understatement of revenue as well profit by Rs.43.70 million.

9. Administrative , Operating and Other Expenses: Rs. 7558.35 million (Schedule Q)

This does not include expenditure amounting to Rs.17.50 million relating to Mobile Services Delhi Unit on account of liability towards payment of one time permission charges in respect of 172 Base Terminal Station (BTS) sites in MCD area and 3 BTS sites in NDMC area. This has resulted in understatement of current liabililty as well as overstatement of profit by Rs.17.50 million.

10. Licence Fee : Rs. 5818.16 million

Revenue Sharing : Rs. 10995.44 million

(i) The deduction of Public Switch Telephone Network (PSTN) charges amounting to Rs.318.55 million relating to Mobile Services Unit twice from the local revenue for arriving at Adjusted Gross Revenue (AGR) has resulted in understatement of Licence fee, claims payable to DoT and overstatement of profit for the year by Rs.38.23 million.

(ii) The wrong inclusion of commission paid to Public Call Offices (PCOs) franchise amounting to Rs.2549.86 million, who were not coming under the purview of telecom service provider for carriage of calls, under revenue sharing expenditure and its reduction from Gross Revenue for arriving at the Adjusted Gross Revenue for the computation of license fee resulted in understatement of 'license fee payable to DoT' and overstatement of profit by Rs.305.98 million.

(iii) The license fee and revenue sharing expenditure have been understated by Rs.2.15 million and Rs.17.88 million respectively due to wrong calculation of the same by Delhi unit on account of including only 30% of STD calls from WLL network and incorrect inclusion of Cellular Mobile Telephone operators calls. Consequently, profit for the current year was also overstated by Rs.15.73 million and current liabilities understated by the same amount.

C. General

11. Accounting Policies & Notes to Accounts (Schedule - 'T')

11.1 Significant Accounting Polices

(i) A reference is invited to the Comment No.14.1 (iii) of the C & AG on the accounts of the MTNL for the year ended 31st March 2002 wherein it was pointed out that although the Company had made 100 percent provision against the Capital works-in-progress which remained abandoned for more than three years, the same was not disclosed as Accounting Policy. The Company has not modified its accounting policy to indicate the above-cited accounting practice being followed by it even during current year.

(ii) A reference is invited to MTNL's Accounting Policy No.2 (g) (Schedule- T) wherein it is disclosed that the fixed assets are physically verified once every three years by rotation. Further, a references is also invited to para No.1 of the statement on the matters specified under Manufacturing and other companies (Auditor's Report) Order, 1988 annexed to Auditor's Report wherein Statutory Auditor has mentioned that the 'Fixed assets' have been physically verified and reconciled with the records except in the case of Mumbai units.

The above contention of the Statutory Auditor is factually incorrect as out of total 'Fixed assets' valued at Rs.51345.67 million relating to Telecom Accounts-I & II sub-units of Delhi unit of MTNL, assets valued at Rs.19966.80 million only have been physically verified during the last three years up to 2002-03 and remaining Fixed assets valued at Rs.31378.87 million (61 per cent) have not been physically verified so far.

11.2 Notes to Accounts (Schedule - T)

(i) MTNL has introudced Post-retirement, Medical Scheme for its retired employees in January 2002, but no provision towards post retirement Medical benefits has been made in the accounts, in terms of mandatory requirement of AS-15.

(ii) A reference is invited to Comment No.14.2 (iv) of C & AG of India on the accounts of MTNL for the year ended 31 March 2002 regarding no-reconciliation of exchange wise total outgoing metered calls with the calls billed and taken into account. In view of repeated comments of C & AG of India for last 3 years (1998-99 to 2000-01) a task force was set up by MTNL in 2001-02 to reconcile the difference between metered calls and billed calls but the report of the task force was still awaited. Hence, the completeness of the bill raised vis-a-vis calls metered was not verifiable even during current year 2002-03. To that extent the correctness for provision for revenue sharing also remains unascertainable.

12. Internal Control

A reference is invited to comment No.16 (ii) of C & AG of India on the accounts for the year 2001-02. In Mumbai unit, Sundry creditors ledger was still not maintained, resulting in lack of internal control to ensure the correctness of provision for outstanding liabilities and to obtain the confirmation of balances from Sundry Creditors.

Besides this, Internal control system were inadequate (i) for up keep and maintenance of measurement books, checks relating the estimates, liaison between the planning and execution of any work etc. - in Building & Ducting unit of MTNL, Mumbai, and (ii) for maintenance of circuit - wise ledger, billing and verification of circuits - in Lease circuit unit of MTNL Mumbai.

(KANWAL NATH)
Director General of Audit

REVIEW OF ACCOUTNS OF MAHANAGAR TELEPHONE NIGAM LIMITED FOR THE YEAR ENDED 31 MARCH 2003 BY THE COMPTROLLER AND AUDITOR GENERAL OF INDIA

Note : Review of Accounts has been prepared without taking into account comments under Section 619 (4) of the Companies Act, 1956 and qualification contained in the Statutory Auditor's Report.

1. FINANCIAL POSITION

The table below summarizes the financial position of the company under broad heading for the last three years.

(Rs in Million)

Sl. No	Particulars	2000-01	2001-02	2002-03
Liabilities				
a)	Paid up Capital	6300.00	6300.00	6300.00
	i) Government of India	3543.72	3543.72	3543.72
	ii) Others	2756.28	2756.28	2756.28
b)	Reserves and Surplus			
	i) Free Reserves & Surplus	60873.44	65005.92	69556.27
	ii) Share premium account	6650.05	6650.05	6650.05
	iii) Capital Reserves			
	iv) Bond Redemption Reserve	—	—	—
	v) Reserve for contingencies	9350.00	11132.44	12155.41
	vi) Reserve for Research & Development	308.00	308.00	308.00
c)	Borrowings			
	i) From Govt. of India	—	—	—
	ii) From Financial Institutions	—	—	—
	iii) Foreign Currency Loan	—	—	—
	iv) Cash Credit	—	—	—
	v) Bonds / Loans	28810.00	26190.00	—
	vi) Interest accrued & due	4.33	—	—
d)	Current Liabilities and Provisions			
	i) Current Liabilities and provisions	55198.76	69938.73	90269.61
	ii) Provisions for Gratuity	1380.82	4062.41	2439.23
e)	Deferred Tax Liability	—	4294.48	4874.80
	TOTAL	**168875.40**	**193882.03**	**192553.37**
Assets				
f)	Gross block	106809.54	117322.24	126652.06
g)	Less Depreciation	56530.67	64204.26	71480.32
h)	Net block [f - g]	50278.87	53117.98	55171.74
i)	Capital work-in-progress	8155.01	7978.05	9187.37
j)	Investment	0.02	1026.77	3710.12
k)	Current Assets, Loans & Advances	110441.50	131759.23	124484.14
l)	Deferred Tax Assets	—	—	—
m)	Misc-expenditure not written off	—	—	—
n)	Accumulated Loss	—	—	—
	TOTAL	**168875.40**	**193882.03**	**192553.37**

o)	Working capital [k-d(i)-e-c(vi)]	55238.41	57526.02	29339.73
p)	Capital employed [h+o]	105517.28	110644.00	84511.47
q)	Net worth {a+b(i)+b (ii)-m-n)}	73823.49	77955.97	82506.32
r)	Net worth per Rupees of paid up capital **(in Rs.)**	11.72	12.37	13.10

2. WORKING RESULTS

The working results of the company for the last three years are given below :

(Rs in Million)

Sl No.	Particulars	2000-01	2001-02	2002-03
a)	Income from Services	57845.82	61437.23	58065.30
b)	Other Income	3180.23	2483.47	2241.35
c)	Profit before tax and prior period adjustments	17202.20	18023.16	12597.56
d)	Prior period adjustments	(-)170.37	(-)78.76	(-)225.69
e)	Profit before tax	17031.83	17944.40	12371.87
f)	Tax provision	1630.00	4937.63	3600.32
g)	Profit after tax	15401.83	13006.77	8771.55
h)	Proposed Dividend	3124.17	2835.00	3198.23

3. RATIO ANALYSIS

Some important financial ratios on the financial health and working of the company at the end of last three years are as under :

(Rs in Million)

Sl. No.		Particulars	2000-01	2001-02	2002-03
A)		**Liguidity Ratio, Current Ratio**			
		Current assets to current Liabilities and provision and interest accrued and due but excluding provisions for Gratuity [k/(d) (i) + (e)+c(vi)]	2.00:1.00	1.77:1.00	1.30:1.00
B)		**Debt Equity Ratio**			
		Long Term debt to equity [c (i to v but excluding short term loans)/q]	0.40:1.00	0.34:1.00	0
C)		**Profitability Ratios**			
	a)	Percentage of Profit before tax to :			
		i) Capital employed	16.14	16.22	14.64
		ii) Net worth	23.07	23.02	15.00
		iii) Income from services	29.44	29.21	21.31
	b)	Percentage of Profit after tax to equity	20.86	16.68	10.63
	c)	Earning per share (in Rs.)	24.45	20.65	13.92

4. SOURCES & UTILISATIONS OF FUNDS

Funds amounting to Rs.44233.90 million from internal and external sources were generated and utilised during the year 2002-03 as under :

Sources of Funds **(Rs in million)**

Sl. No	Particulars		2002-03
a)	Funds generated from Operations		16047.61
	Profit after tax	8771.55	
	Depreciation	7276.06	
	Other written off	0.00	
b)	Decrease in working capital		28186.29
c)	Increase in Share Premium		0.00
	TOTAL		**44233.90**

Utilisation of Funds : **(Rs in million)**

Sl. No.	Particulars	2002-03
a)	Net addition to Fixed Assets and Capital work in progress	10539.14
b)	Dividend paid	3198.23
c)	Decrease in Provision for Gratuity	1623.18
d)	Decrease in Borrowings	26190.00
e)	Increase in Investment	2683.35
	TOTAL	**44233.90**

5. Sundry Debtors

Sundry debtors vis-a-vis traffic revenue in the last three years are given below :

		As on 31-03-2001	As on 31-03-2002*	As on 31-03-2003
a)	Sundry debts :			
	i) Considered good	6073.55	7937.64	7620.00
	ii) Considered doubtful	3179.73	3384.36	2867.16
	TOTAL [(i) + (ii)]	9253.28	11322.00	10487.16
b)	Income from services	57845.82	61437.23	58065.30
c)	Percentage of debts to income from services [a/b X 100]	16.00	18.43	18.06

6. Inventory

The following table indicated the comparative position of the inventory at the close of the last three years.

(Rs. in million)

Sl. No.	Particulars	2000-01	2001-02	2002-03
a)	Cables	1717.35	1574.25	613.25
b)	Exchange Equipment	559.30	1001.60*	812.93
c)	Others	767.06	488.98*	352.20
d)	*Less* provision for Obsolete stores	180.43	292.09	280.74
	TOTAL	**2863.28**	**2772.74**	**1497.64**

* Management had recast the figures.

(KANWAL NATH)
Director General of Audit

REPLIES OF MANAGEMENT TO THE COMMENTS OF C & AG

COMMENTS OF THE COMPTROLLER AND AUDITOR GENERAL OF INDIA UNDER SECTION 619(4) OF THE COMPANIES ACT, 1956 ON THE ANNUAL ACCOUNTS OF MAHANAGAR TELEPHONE NIGAM LIMITED FOR THE YEAR ENDED 31ST MARCH 2003.

Comments of the CAG of India	Replies of the Management
A. BALANCE SHEET **1. Fixed Assets (Schedule ' D')** **Gross Block : Rs. 126652.06 million**	
(a) The above does not include Rs.991.86 million being the value of Duct works, cables and lines & wires, which were completed and commissioned during the year or in earlier years in Delhi and Mumbai units. This has resulted in understatement of Gross block and overstatement of Capital work-in-progress by Rs.991.86 milllion. Consequently, the depreciation was understated by Rs. 54.71 million (including prior period depreciation of Rs. 3.68 million), profit for the year and Reserve & Surplus were overstated by Rs. 51.03 million and Rs. 54.71 million, respectively.	Necessary adjustment will be made in the year 2003-04
(b) The Apparatus and Plant, Internet pay phones kiosk, Subscribers Installations valued at Rs. 434.93 million, which were commissioned during the year or in earlier years by Delhi and Mobile service units at Delhi and Mumbai, were not capitalised. This has resulted in understatement of Gross Block by Rs. 434.93 million (including overheads of Rs.4.10 million) and overstatement of Capital works-in-Progress by Rs. 388.31 million. Consequently, net block of fixed assets was understated by Rs. 411.06 million, accumulated depreciation was understated by Rs. 23.87 million (including current year's depreciation of Rs. 15.88 million), Current Liability was understated by Rs. 42.52 million, Employees Remuneration & Benefits overstated by Rs.4.10 million and profit for the year and Reserves & Surplus were overstated by Rs.11.78 million and Rs.19.77 million respectively.	Necessary adustment will be made in the year 2003-04
(c) This includes Rs. 587.45 million being the value of 6 scraped exchanges relating to Mumbai unit and 54 defective/ irreparable mobile handsets which were not usable relating to Mobile Service Delhi unit. The value of scrapped exchanges and defective/irreparable handset has to be withdrawn from the Fixed Assets and shown separately in the financial statements in terms of mandatory requirement of AS 10. The non-withdrawal these scraped assets form 'Fixed assets schedule' has resulted in overstatement of Gross Block, accumulated depreciation and Net Block by	Action will be taken in the year 2003-04 after the same is reviewed.

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Rs. 587.45 million, Rs. 557.70 million and Rs. 29.75 million, respectively, with consequent understatement of scrapped / decommissioned assets by Rs. 29.75 million

(d) This includes Rs. 10.77 million on account of expenditure incurred on reinstatement charges for cancelled work and capitalisation of Fixed Wireless Telephone instruments actually lying under inventory in Mumbai unit. This has resulted in overstatement of Gross Block by Rs. 10.77 million, understatement of Loans and Advances and Inventory by Rs. 3.59 million and Rs. 7.18 million respectively.

Necessary adjustment will be made in the year 2003-04

2. Net Block : Rs. 55171.74 million

The above was overstated by Rs.32.87 million due to non-withdrawal of (i) fully decommissioned assets amounting to Rs.21.73 million identified during the year relating to 23 exchanges and (ii) Rs. 11.14 million on account of Wireless in-local-loop (WLL) handsets lost by subscribers from 'Fixed assets' in terms of requirement of AS-10. Consequently, this has also resulted in understatement of decommissioned assets by Rs. 37.74 million, overstatement of depreciation and understatement of profit for the year by Rs.4.87 million.

Action will be taken in the year 2003-04 after the same is reviewed.

3. Capital Works-in-Progress (Schedule 'E') Rs. 9187.37 million

The expenditure amounting to Rs.33.24 million on maintenance work carried out by Delhi unit during the year or in earlier years was wrongly booked under Capital work-in-progress. This has resulted in overstatement of Capital work in progress by Rs.33.24 million, understatement of Administrative Operating and other Expenses by Rs.17.92 million along with understatement of Employees Remuneration and Benefits and prior period expenses by Rs.1.86 million and Rs.13.46 million respectively. Consequently, profit for the year as well as Reserves & Surplus were overstated by Rs.19.78 million and Rs.33.24 million respectively.

Necessary adjustment will be made in the year 2003-04

4. Sundry Debtors (Schedule 'H')
Outstanding for a period exceeding six months, Considered good : Rs. 4139.01 million

This includes Rs. 36.25 million pertaining to Delhi Unit of Mobile services of the MTNL. As this amount was outstanding for more than six months as on 31 March 2003, the same should have been considered doubtful as per MTNL's Accounting policy No.1 (ii) (b), which provides for making provision for doubtful debts in respect of debtors aging more than 120 days. The non-provision for the same resulted in understatement of provision for doubtful debts and overstatement of sundry debtors as well as profit for the year by Rs.36.25 million.

Noted for compliance

5. Other Current Assets (Schedule 'J') : Rs.6140.69 million (Unsecured Considered Good)
Income Accrued from Services : Rs.5524.75 million

The Company accounted for an 'income accrued from services' of Rs.2545.50 million instead of actual amount of Rs.2444.42 million resulting in the overstatement of 'Other Current Assets (Schedule - J), Income from Services and Profit for the year to the extent of Rs. 101.08 million.

Our of Rs. 2545.50 Million, bills raised till date of audit are Rs.2444.42 Million. The difference is on account unbilled cases which have been billed subsequently, PCO call charges and accrued surcharge. Thus income accrued from services has been booked in the accounts correctly.

6. Current Liability (Schedule 'L')
Other liabilities - Others: Rs. 6079.79 million

This includes Rs. 251.70 million being the amount on account of unlinked receipts from subscribers pertaining to the period from 1994-1998 for which the corresponding debits were not traceable. As liability for unlinked receipts were more than four years old, the same should have been written back. The non-writing back of the above liability resulted in understatement of other income, profit and overstatement of current liability to the extent of Rs.251.70 million.

Necessary adjustment will be made in the year 2003-04.

B. PROFIT & LOSS ACCOUNT

7. Income from services (Schedule 'N')
Rs. 58065.30 million

(i) This includes Rs. 27.90 million collected by Mumbai unit of the MTNL from private VSAT Network Operators on behalf of DoT. As MTNL was only a billing and collecting agency and has to pay the above amount to DoT, its inclusion in Income from Services was incorrect. This has resulted in understatement of current liabilities and overstatement of income as well as profit by Rs.27.90 million.

This will be reviewed in the year 2003-04.

(ii) This also includes Rs.790.50 million collected by Mumbai unit of the MTNL from private operators on behalf of BSNL and the same has been accounted for as revenue, by corresponding debit to revenue sharing expenditure. As MTNL is only a billing and collecting agency and has to pay the above amount to BSNL, its inclusion in Income from Services as well as showing part of it as revenue sharing expenditure was not correct. This resulted in overstatement of income as well as expenditure to the extent of Rs. 790.50 million.

This will be reviewed in the year 2003-04.

(iii) A reference is invited to comment No.9 (ii) of the C & AG of India on the accounts of the MTNL for the period ended 31 March 2002 wherein it was pointed out that the Delhi unit of MTNL did not pass on the benefit of automatic rent rebate amounting to Rs.75.77 million to 9,38,354 telephone subscribers whose telephones remained faulty for 7 days or more during 1997-98 to 2000-01. During the current year, MTNL has not taken any action to pass on the benefit of automatic rent rebate to the affected subscribers.

Automatic rent rebate relating to earlier years allowed to the subscribers on case to case basis.

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8. Other Income (Schedule 'O'): Rs. 2241.35 million

The area space charges recoverable from Basic Service providers had been charged on provisional basis subject to revision in April every year. However, since 2001 no revision took place and the Corporate office of MTNL revised the area space charges in February 2003. However, no demand Note for the recovery of revised space area charges since 2001 was issued by the MTNL during the year. This has resulted in understatement of revenue as well profit by Rs.43.70 million.

This will be reviewed in the year 2003-04.

9. Administrative , Operating and Other Expenses: Rs.7558.35 million (Schedule Q)

This does not include expenditure amounting to Rs.17.50 million relating to Mobile Services Delhi Unit on account of liability towards payment of one time permission charges in respect of 172 Base Terminal Station (BTS) sites in MCD area and 3 BTS sites in NDMC area. This has resulted in understatement of current liabililty as well as overstatement of profit by Rs.17.50 million.

This will be reviewed in the year 2003-04.

10. Licence Fee : Rs. 5818.16 million
Revenue Sharing : Rs. 10995.44 million

(i) The deduction of Public Switch Telephone Network (PSTN) charges amounting to Rs.318.55 million relating to Mobile Services Unit twice from the local revenue for arriving at Adjusted Gross Revenue (AGR) has resulted in understatement of Licence fee, claims payable to DoT and overstatement of profit for the year by Rs.38.23 million.

Necessary adjustment has been made in the accounts of first quarter of 2003-04 & also paid to DOT.

(ii) The wrong inclusion of commission paid to Public Call Offices (PCOs) franchise amounting to Rs.2549.86 million, who were not coming under the purview of telecom service provider for carriage of calls, under revenue sharing expenditure and its reduction from Gross Revenue for arriving at the Adjusted Gross Revenue for the computation of license fee resulted in understatement of 'license fee payable to DoT' and overstatement of profit by Rs.305.98 million.

Necessary adustment has been made in the accounts of first quarter of 2003-04 & also paid to DOT.

(iii) The license fee and revenue sharing expenditure have been understated by Rs.2.15 million and Rs.17.88 million respectively due to wrong calculation of the same by Delhi unit on account of including only 30% of STD calls from WLL network and incorrect inclusion of Cellular Mobile Telephone operators calls. Consequently, profit for the current year was also overstated by Rs.15.73 million and current liabilities understated by the same amount.

Necessary adustment has been made in the accounts of first quarter of 2003-04.

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C. GENERAL

11. Accounting Policies & Notes to Accounts (Schedule-'T')

11.1 Significant Accounting Polices

(i) A reference is invited to the Comment No.14.1 (iii) of the C & AG on the accounts of the MTNL for the year ended 31st March 2002 wherein it was pointed out that although the Company had made 100 percent provision against the Capital works-in-progress which remained abandoned for more than three years, the same was not disclosed as Accounting Policy. The Company has not modified its accounting policy to indicate the above-cited accounting practice being followed by it even during current year.

Necessary disclosure will be made in the notes to Accounts of 2003-04.

(ii) A reference is invited to MTNL's Accounting Policy No.2 (g) (Schedule- T) wherein it is disclosed that the fixed assets are physically verified once every three years by rotation. Further, a references is also invited to para No.1 of the statement on the matters specified under Manufacturing and other companies (Auditor's Report) Order, 1988 annexed to Auditor's Report wherein Statutory Auditor has mentioned that the 'Fixed assets' have been physically verified and reconciled with the records except in the case of Mumbai units.

The above contention of the Statutory Auditor is factually incorrect as out of total 'Fixed assets' valued at Rs.51345.67 million relating to Telecom Accounts-I & II sub-units of Delhi unit of MTNL, assets valued at Rs.19966.80 million only have been physically verified during the last three years up to 2002-03 and remaining Fixed assets valued at Rs.31378.87 million (61 per cent) have not been physically verified so far.

This will be reviewed in the year 2003-04. However, in case of underground cables physical verification could not be conducted due to practical difficulties.

11.2 Notes to Accounts (Schedule - T)

(i) MTNL has introudced Post-retirement, Medical Scheme for its retired employees in January 2002, but no provision towards post retirement Medical benefits has been made in the accounts, in terms of mandatory requirement of AS-15.

Post Retirement Medical Scheme is only an-adhoc arrangement made so far. As per our opinion no provision is required to be made.

(ii) A reference is invited to Comment No.14.2 (iv) of C & AG of India on the accounts of MTNL for the year ended 31 March 2002 regarding no-reconciliation of exchange wise total outgoing metered calls with the calls billed and taken into account. In view of repeated comments of C & AG of India for last 3 years (1998-99 to 2000-01) a task force was set up by MTNL in 2001-02 to reconcile the difference between metered calls and billed calls but the report of the task force was still awaited. Hence, the completeness of the bill raised vis-a-vis calls metered was not verifiable even during current year 2002-03. To that extent the correctness for provision for revenue sharing also remains unascertainable.

Re- Conciliation between metered calls & billed calls is being carried out periodically.

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12. Internal Control

A reference is invited to comment No.16 (ii) of C & AG of India on the accounts for the year 2001-02. In Mumbai unit, Sundry creditors ledger was still not maintained, resulting in lack of internal control to ensure the correctness of provision for outstanding liabilities and to obtain the confirmation of balances from Sundry Creditors.	Noted for compliance
Besides this, Internal control system were inadequate (i) for up keep and maintenance of measurement books, checks relating the estimates, liaison between the planning and execution of any work etc. - in Building & Ducting unit of MTNL, Mumbai, and (ii) for maintenance of circuit - wise ledger, billing and verification of circuits - in Lease circuit unit of MTNL Mumbai.	Adequate steps have been taken to strengthen internal control system.

sd/-
(KANWAL NATH)
Director General of Audit

(Narinder Sharma)
Chairman & Managing Director

Place : New Delhi
Date : 21.08.2003

00000100

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANY

1.	Name of the Subsidiary Company	Millennium Telecom Ltd. (MTL)
2.	Financial Year of MTNL ended on	31st March, 2003
3.	Shares of MTL held by MTNL and its nominees on the above date	
	a) Number of Shares and Face Value	i)1001700 Equity Shares of Rs.10 each fully paid
	b) Extent of Holding	100%
4.	Net aggregate amont of MTL's profit / (Loss). So far as it concerns the members of MTNL and is not dealt within the accounts of MTNL	
	i) For the Financial Year of MTL ended on 31st March, 2003	Rs.9304794
	ii) For previous Financial Year of MTL since it became Subsidiary	(Rs.1952267)
5.	Net aggregate amont of MTL's Profit / (Loss). So far asit concerns the members of MTNL and is dealt within the accounts of MTNL	
	i) For the Financial Year of MTL ended on 31st March, 2003	Nil
	ii) For Previous Financial Year of MTL since it became Subsidiary	Nil
6.	Where the Financial Year(s) of MTL does not coincide with that of MTNL, then ; a) Change in MTNL's interest in MTL between The end of Financial Year of MTNL and that of MTL.	Not Applicable

00000101

b) Details of material changes which have occured between the end of Financial year of MTNL and that of MTL in respect of-

i) MTL's Fixed Assets'
ii) Its investments;
iii) The moneys lent by it
iv) The moneys borrowed by it for any purpose other that of meting current liabilities

For and on behalf of **Mahanagar Telecom Nigam Limited**

Narinder Sharma
Chairman & Managing Director

R.S.P. Sinha
Director (Finance)

S.C. Ahuja
Company Secretary

Sumita Purkayastha
General Manager (Investor Relations)

Place : New Delhi
Date : 19.08.2003

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Millennium Telecom Ltd.

(A Wholly Owned Subsidiary of MTNL)

00000103

BOARD OF DIRECTORS
(As on 31.07.2003)

Shri Narinder Sharma	Chairman
Shri R.S. P. Sinha	Director
Shri I.C. Srivastava	Director
Shri J. Gopal	Director

CHIEF OPERATING OFFICER
Shri Aloke Kaul

COMPANY SECRETARY
Shri S. C. Ahuja

REGISTERED OFFICE
15th Floor, Telephone House,
V.S. Marg, Dadar (W),
Mumbai - 400 028.

STATUTORY AUDITORS
M/s. Aurora Associates,
303, Devavrata, Sector 17,
Vashi, Navi Mumbai - 400 705

Note: The annexed audited accounts for the year ended 31st March, 2003 are subject to comments of C & A G under section 619 (4) of the Companies Act 1956, which will be published in the Annual Report of MTL as soon as received from C & A G.

MILLENNIUM TELECOM LIMITED

(A wholly owned subsidiary of MTNL)

DIRECTORS' REPORT

Dear Shareholders,

The Directors of your company have pleasure in presenting the 3rd Annual Report of your company tegether with Statement of Accounts and Auditors Report for the period ended on 31st March 2003.

FINANCIAL HIGHLIGHTS

During the year under report, the Company has achieved a turnover of Rs.2.65 crores and made a profit of more than Rs. one crore as against a loss of Rs.19,52,267 last year.

SHARE CAPITAL

The paid up share capital of the company is Rs.1,00,17,000

DIVIDEND

The Board of Directors have not considered it prudent to declare any dividend for the financial year ended 31.03.2003 as it has decided to plough back the profits made by the company.

OPERATIONS OF THE COMPANY

Your company signed an Internet Telephony licence agreement with DOT during the year under report.
For providing internet services, your company decided to associate State Electronic Development Corporation and singned MOUs with M/s. Karnataka Electronic State Development Corporation., West Bengal Electronics Corporation Ltd. and Beltron Communications Ltd., Patna for providing Internet services and consolidate its operations in Himachal Pradesh.
Your Company started providing web based tendering portal services.

CONSERVATION OF ENERGY AND TECHNOLOGY ABSORPTION

Being a service providing organisation, the relevant rules in this regard are not applicable.

FOREIGN EXCHANGE EARNINGS AND OUTGO

The Company has not earned or spent any foreign exhange during the period under report.

PARTICULARS OF EMPLOYEES

Information as required under section 217 (2A) of the Companies Act 1956 read with the Companies (Particulars of Employees) Rules 1975, as amended, is nil.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with section 217 (2AA) of the Companies Act, it is hereby confirmed :

i) That in the preparation of the annual accounts, the applicable accounting standards have been followed alongwith proper explanation relating to material developments.

ii) That the directors had selected such accounting policies and applied consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company as at March 31, 2003 and of the profit/loss of the company for that period.

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iii) That the directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act 1956 for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities;

iv) That the directors had prepared the annual accounts on a going concern basis.

DIRECTORS

Sh. Narinder Sharma continued to be the Chairman, Sh. R.S.P. Sinha and Sh.I.C. Srivastava continued to be the Directors of the company. Sh. G.D. Gaiha ceased to be the Director of the company on his appointment of CMD, TCIL and Sh. S.L. Winston was appointed Director of the company in his place. Sh. Winston ceased to be the director and Sh.J. Gopal, CGM (D), Mumbai Unit was appointed as Director of the company in his place w.e.f. 2.7.03. Sh. Vinay Kumar Gupta Chief Operating Officer resigned from the company w.e.f.....19.04.2003 Sh. Alok Kaul, GM(LD), Mumbai Unit has been entrusted the additional responsibilities of COO - MTL w.e.f. 19.04.2003.s

The Board placed on record its appreciation for the excellent services rendered by Sh. G.D. Gaiha and Sh. WInston during their tenureas Directors of the company as well as for Sh. Vinay Kumar Gupta during his tenureas COO of the company.

AUDITORS

M/s. Arora & Associates, Chartered Accountants, Vashi, Mumbai continued to be the Statutory Auditors of the Company for the year 2002-03.

ACKNOWLEDGEMENT

The Board of Directors are grateful for the help, guidance and support received from MTNL, the holding company, Department of Telecom (DOT) and other Govt. Departments.
The Board wish to place on record its sincere appreciation for the valuable services rendered by the management and the employees of MTNL at all levels without whose efforts the company would have not reached at this stage.

For and on behalf of Board of Directors

(NARINDER SHARMA)
CHAIRMAN

Place : New Delhi
Date : 19.08.2003

M/s. Aurora Associates
303, Devavrata, Sector 17,
Vashi, Navi Mumbai - 400 705

AUDITOR'S REPORT

To,

The Members of **Millennium Telecom Limited**

We have audited the attached Balance Sheet of Milennium Telecom Limited as at 31st March 2003 and Profit and Loss Account of the Company for the year ended on that date annexed thereto and Cash Flow Statement for the period ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with the Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclousures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
2. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956 we enclose in the Annexure herewith a Statement on the matters specified on the applicable matters specified in paragraphs 4 and 5 of the said order.
3. Further to our comments in the Annexure referred to in paragraph 2 above, we state that :
   a. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b. In our opinion, proper Books of Account as required by law have been kept by the Company, so far as appears from our examination of the Books of Account.
   c. The Balance Sheet and Profit & Loss Account referred to in this report are in agreement with the Books of Account.
   d. In our opinion, the Balance Sheet and Profit & Loss Account comply with the accounting standards referred to in section 211(3c) of the Companies Act, 1956.
   e. As per the information and explanation given to us, none of the directors of the Company is disqualified as on March 31st, 2003 from being appointed as a director under Section 274(1)(g) of the Companies Act, 1956.
   f. In our opinion and to the best of our information and according to explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :
      i) In so far as it relates to Balance Sheet of the state of affairs of the Company as at 31st March, 2003.
      ii) in so far as it relates to the Profit and Loss Account, of the loss of the Company for the year ended on that date.
      iii) In so far as it relates to the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For **Aurora Associates**
Chartered Accountants
(Rajkumar Aurora)
Partner

Place : Mumbai
Date : 19.07.03

ANNEXURE TO THE AUDITORS REPORT

Re : Millennium Telecom Limited

1) The Company has maintained proper records showing full particulars including quantitative details and situation of its fixed assets. According to the information and explanations given to us, the fixed assets have been physically verified by the management during the year and no material discrepancies were noticed on such verification as compared to the available records. In our opinion, the frequency of such physical verification is reasonable having to the size of the Company and the nature of its assets.

2) None of the Fixed Assets have been revalued during the year.

3) As explained to us, the stock of the finished goods have been physically verified by the management at regular intervals during the year. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and the nature of its business.

4) In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5) As explained to us, there were no material discrepancies noticed on physical verification of the stocks of finished goods, having regard to the size of the operations of the Company.

6) The valuation of stocks is fair and proper and is in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7) The Company has taken interest free loans from Company listed in the register(s) maintained under Section 301 and /or the Companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.

8) The Company has not granted any loans or advances to Companies, firms or other parties listed in the register(s) maintained under Section 301 and /or the Companies under the same managemnet as defined under Section 370(1B) of the Companies Act, 1956.

9) In our opinion and according to the information and explanations given to us there are adequate internal control procedures commensurate with the size of the company and the nature of its business for purpose of stores, including components, plant and machinery, equipment and other assets.

10) In our opinion and according to the information and explanation given to us, transactions of sale and purchase of goods made in pursuance of contracts or arrangements entered in register maintained under section 301 of the Companies Act, 1956, aggregating during the year to Rs.50,000/- or more in respect of each party have been made at rates which are reasonable having regard to prevailing market rates for such goods, where available.

11) The Company does not have any by-products and scrap.

12) The Company has not accepted any deposits from the public.

13) In our opinion the internal audit system of the Company is commensurate with its size and nature of its business.

14) As informed to us, the Central Government has not prescribed the maintenance of cost records by the Company under Section 209(I)(d) of the Companies Act, 1956.

15) According to the information and explanations given to us Provident Fund and Employees State Insurance are not applicable.

16) *According to the information and explanations given to us, no undisputed amounts payable with respect of* Sales Tax, Income Tax, Wealth Tax, Custom Duty and Excise Duty is outstanding, as on 31st March, 2003 for a period of more than six months from the date they become payable are not applicable to Company.

17) According to the information and explanations given to us, and on the basis of records examined by us, no personal expenses of employees or Directors have been charged to Revenue Account other than those payable under contractual obligation or in accordance with generally accepted business practice.

18) The Company is not a sick industrial company within the meaning of clause(o) of sub section (I) of Section 3 of the sick Industrial Companies (Special Provision) Act, 1985.

19) In relation to trading activities of the Company, we are informed that there are no damaged goods.

For **Aurora Associates**
Chartered Accountants

Place : Mumbai
Date : 19.07.03

(Rajkumar Aurora)
Partner

MTNL

Millennium Telecom Limited

Balance Sheet as at 31.03.2003

	Schedule	As at 31.03.2003 Amount in Rs.	As at 31.03.2002 Amount in Rs.
SOURCES OF FUNDS			
1. Shareholders' Funds			
Share Capital	A	10017000	10017000.00
Reserves & Surplus	B	8347708	-
Total		18364708	10017000.00
2 Loan Funds			
Unsecured Loan	C	18741805	11478870
Total		37106513	21495870
Application of Funds			
1. Fixed Assets	D		
Gross Block		3230756	646397
Less : Depreciation		330938	23861
Net Block		2899818	622536
2. Current Assets, Loans and Advances			
Stock in Trade		195090	-
Cash & Bank Balance	E	312185	10131661
Sundry Debtors, Loans and Advances	F	38070951	1869024
		38578226	12000685
Less : Current Liabilities and Provisions	G	8377979	40428
		8377979	40428
Net Current Assets		30200247	11960257
3. Miscellaneous Expenditure (to the extent not written off or adjusted)	H	4006448	8913077
Total		37106513	21495870
Significant Accounting Policies	I		
Notes forming part of Accounts	J		

(S.C.Ahuja)	**(Aloke Kaul)**	**(R.S.P. Sinha)**	**(N. Sharma)**
Company Secretary	Chief Operating Officer	Director	Chairman

As per our Attached Report of Even Date

For Aurora Associates
Chartered Accountants

(Rajkumar Aurora)
Partner

Place: Mumbai
Date ; 19.07.2003

00000110

MTNL

Millennium Telecom Limited

Profit and Loss Account for the year ended 31.03.2003

Schedule		Current Year As at 31.03.2003 Amount in Rs.	Previous Year As at 31.03.2002 Amount in Rs.
INCOME			
Income from Operation	K	**26139847**	408562.00
Interest Income		**438820**	-
TOTAL		**26578667**	408562
EXPENDITURE			
Direct Expenses	L	**6274916**	1179151
Employees Remuneration & Benefits		**1033713**	679473
Administrative Operating & Other Expenses	M	**8783167**	478344
Depreciation		**307077**	23861
TOTAL		**16398873**	2360829
NET PROFIT/(LOSS) BEFORE TAXATION		**10179794**	(1952267)
Provision for Taxation			
- Current Tax		**875000**	
Balance carried to Balance Sheet		**9304794**	(1952267)

(S.C.Ahuja)
Company Secretary

(Aloke Kaul)
Chief Operating Officer

(R.S.P. Sinha)
Director

(N. Sharma)
Chairman

As per our Attached Report of Even Date

For Aurora Associates
Chartered Accountants

(Rajkumar Aurora)
Partner

Place : **Mumbai**
Date : **19.07.2003**

00000111

Schedules annexed to and forming part of Account

Schedule - A

Share Capital

	As at 31.03.2003 Amount in Rs.	As at 31.03.2002 Amount in Rs.
AUTHORISED CAPITAL 10,00,00,000 Equity Shares of Rs.10/- each	**1000000000.00**	1000000000.00
ISSUED SUBSCRIBED AND PAID UP CAPITAL 1001700 Equity shares (P.Y. 1700) of Rs. 10 each (All shares are held by nominees of Mahanagar Telephone Nigam Ltd.)	**10017000.00**	17000.00
Share application Money received from MTNL pending Allotment		**10000000.00**
TOTAL	**10017000.00**	10017000.00

SCHEDULE - B

Reserves & Surplus		As at 31.03.2003 Amount in Rs.	As at 31.03.2002 Amount in Rs.
Revenue Reserve		995181	-
Profit and Loss Account			
Loss as per Last Year	(1952267)		-
Add : Current year's profit	9304794	7352527	-
TOTAL		8347708	-

Schedule - C

	As at 31.03.2003 Amount in Rs.	As at 31.03.2002 Amount in Rs.
Unsecured Loan		
Loan from Holding Company MTNL, Corporate Office	18741805	11478870
TOTAL	18741805	11478870

SCHEDULE - D

As per Companies Act, 1956 A.Y. 2003-2004

Millennium Telecom Limited

Statement of fixed assets as on 31st March, 2003

Sl. No.	Particular	Rate of Dep.	Gross Block				Depriciation				Net Block	
			As on 01.04.2002	Addn's during the year	deductions (At Cost)	Total	As on 01.04.2002	For the Year	Written Back	Total	As on 31.03.2003	As on 31.03.2002
1.	Equipment & Apparatus	11.31%	82,639	-	-	82,639	4,673	9,346	-	14,019	68,620	77,966
2.	Cellular Telephone											
	Handset	4.75%	-	8,200	-	8,200	-	296	-	296	7,904	-
3.	Water Filter	4.75%	-	15,280	-	15,280	-	323	-	323	14,957	-
4.	Fax Machine	4.75%	-	63,765	-	63,765	-	1,237	-	1,237	62,528	-
5.	Xerox Machine	4.75%	-	123,615	-	123,615	-	3,459	-	3,459	120,156	-
6.	Computer -Mumbai	16.21%	-	393,495	-	393,495	-	21,486	-	21,486	372,009	-
7.	Cisco RAS	16.21%	-	705,192	-	705,192	-	114,312	-	114,312	590,880	-
8.	Computer - Simla	16.21%	192,166	-	-	192,166	5,191	31,150	-	36,341	155,825	186,975
9.	Laptop	16.21%	-	120,150	-	120,150	-	11,099	-	11,099	109,051	-
10.	Modems - MSDSL	16.21%	371,592	-	-	371.592	13,997	60,235	-	74,232	297,360	357,595
11.	Printers	16.21%	-	91,608	-	91,608	-	7,239	-	7,239	84,369	-
12.	Scanner	16.21%	-	11,204	-	11,204	-	1,018	-	1,018	10,006	-
13.	Motor Car	9.50%	-	636,216	-	636,216	-	30,303	-	30,303	605,913	-
14.	Furniture & Fixtures	6.33%	-	415,814	-	415,814	-	15,575	-	15,575	400,239	-
	Total		**646,397**	**2,584,359**	-	**3,230,756**	**23,861**	**307,077**	-	**330,938**	**2,899,818**	**622,536**
	Previous Year		-	646,397	-	646,397	-	23,861	-	23,861	622,536	-

00000113

Millennium Telecom Limited
Schedules Annexed to and Forming Part of the Accounts

SCHEDULE - E
Current Assets Loans and Advances

	As at 31.03.2003 Amount in Rs.	As at 31.03.2002 Amount in Rs.
Cash in Hand	3,589	-
Balance with Schedule Bank in Current Accouts		
Indian Overseas Bank - J P ND	-	10,031,661
Indian Overseas Bank - Mumbai	208,596	-
Standard Chartered Bank	100,000	100,000
Total	312,185	10,131,661

SCHEDULE - F

Loans and Advances	As at 31.03.2003 Amount in Rs.	As at 31.03.2002 Amount in Rs.
Deposit with 10B	8,000,000	-
Prepaid Expenses	1,970,364	1,471,544
Accrued Interest on FD	104,877	-
Deferred Tax Assets	995,181	-
Sundary Debtors		
Considered good for less than 6 months	27,000,529	397,480
Others	-	-
Total	38,070,951	1,869,024

SCHEDULE - G

Current Liabilities and Provisions	As at 31.03.2003 Amount in Rs.	As at 31.03.2002 Amount in Rs.
Payment to Auditors	83,100	20,000
Service Tax Payable	1,319,215	20,428
TDS Payable	805,690	-
Professional Fees Payable	16,200	-
Rent Payable - MTNL	2,750,148	-
Staff Recovery	20,134	-
MTNL - Mumbai	1,431,410	-
Income Tax Payable	801,305	-
Provision for Other Expenses	1,150,777	-
Total	8,377,979	40,428

00000114

Schedules Annexed to and Forming Part of the Accounts

SCHEDULE - H

Miscellaneous Expenditure

	As at 31.03.2002 Amount in Rs.	As at 31.03.2001 Amount in Rs.
Profit & Loss Account (Dr. Balance)	-	1,952,267
Priliminary Expenses		
Registration Fees	**2,406,368**	3,007,960
Stamp duty	**1,600,080**	2,000,100
Preoperative Expenses pending allocation		
Advertising	-	1,607,423
Printing & designing	-	177,382
Audit fees	-	10,000
Others	-	157,945
Total	**4,006,448**	**8,913,077**

00000115

SCHEDULE - I
Significant Accounting Policies

1. **Basis of presentation of financial statements:**

   The financial statements are prepared under the historical cost convention, on the basis of going concern and in accordance with generally accepted accounting principles in India and as per the provisions of the Companies Act, 1956.

2. **Fixed assets**

   Fixed assets are stated at cost (Gross block) less accumulated depreciation.

3. **Depreciation:**

   Depreciation on fixed assets has been provided on straight-line method at the rates and in the manner prescribed in schedule XIV to the Companies Act, 1956.

4. **Amortisation**

   a. Preliminary Expenses is being written off over a period of five years.

   b. Preoperative expenses have been written off in the current financial year.

5. **Valuation of Invntories:**

   The Inventories include Bol Anmol cards which are valued at cost.

6. **Income recognition:**

   a. All incomes except Commission on Bol Anmol cards have been recognized on accrual basis.

   b. Interest on deposit with banks is recognized on day-to-day basis.

7. **Foreign Currency Transactions:**

   The company does not have any foreign currency transactions during the financial year.

8. **Provision for Current & Deferred Tax:**

   Provision for current tax has been made on the basis of estimated taxable income for the current accounting year in accordance with the Income Tax Act, 1961. Deferred tax resulting from fiming differences between the book and the taxable profits for the year is accounted for, using the tax rates & the laws that have been substantively enacted as of the balance sheet date. Deferred tax assets is recognized and carried forward only to the extent there is reasonable certainty that this would be realised in future.

9. **Retirement benefits:**

   No provision for retirement benefits has been made since all employees are on contract basis.

(S.C.Ahuja)	**(Aloke Kaul)**	**(R.S.P. Sinha)**	**(Narinder Sharma)**
Company Secretary	Chief Operating Officer	Director	Chairman

For Aurora Associates
Chartered Accountants

(Rajkumar Aurora)
Partner

Place: Mumbai
Date : 19.07.2003

00000116

SCHEDULE - J
Notes to Accounts

1. In the opinion of Board of Directors, current assets, loans & advances, have value on realization in the ordinary course of the business at least equal to the amounts at which they are stated and provision for all known liabilities has been made in the accounts.
2. The entire equity share of the Company is held by Mahanagar Telephone Nigam Ltd., the holding company & its nominees.
3. Contingent liabilities include Guarantee given by Banks of Rs. 2.00 crores.
4. Payment to Auditors include

		Current year	Previous year
a.	Audit fees	Rs. 25,000/-	Rs. 10,000/-
b.	Certification	Rs. 20,000/-	Nill
c.	Travel and out of pocket expenses	Rs. 24,500/-	Nill
d.	Service Tax	Rs. 3,600/-	Nill

5. No payment to Creditors include payment to Small Scale Industries.
6. Unsecured Loans include amount due to holding company.
7. Related party disclosures as per AS 18:
   - a) Name of the related party : MTNL
   - b) Description of relationship : Holding Company
   - c) Description of the transaction
     - i) Sales to MTNL
     - ii) Unsecured loan from MTNL
     - iii) Rent payable to MTNL
     - iv) Expenses incurred by MTNL on our behalf.
   - d) Volume of the transactions in monetary terms
     - i) Sales to MTNL : Rs. 2,60.40,000/-
     - ii) Unsecured loan from MTNL : Rs. 1,87.41,805/-
     - iii) REnt payable to MTNL : Rs. 34,81,200/-
     - iv) Expenses incurred by MTNL on our behalf : Rs. 14,31,410/-
   - e) Outstanding item pertaining to related parties as at the balance sheet date.
     - i) Due from MTNL : Rs. 2,62.76,250/-
     - ii) Unsecured loan from MTNL : Rs. 1,87.41,805/-
     - iii) Rent payable to MTNL : Rs. 27,50,148/-
     - iv) Expenses incurred by MTNL on our behalf : Rs. 14,31,410/-
8. The computation of Earning per share

   Net profit/(Loss) for the year including provision for taxation in : Rs. 93,04,794/-

   Average number of equity shares 10,01,700

   Basic and Diluted EPS in : Rs. 9.29/-
9. Previous years figures have been recast & regrouped wherever necessary.

(S.C.Ahuja)	(Aloke Kaul)	(R.S.P. Sinha)	(N. Sharma)
Company Secretary	Chief Operating Officer	Director	Chairman

For Aurora Associates
Chartered Accountants

(Rajkumar Aurora)
Partner
Place: Mumbai
Date : 19.07.2003

00000117

Schedules Annexed to and Forming Part of the Accounts

SCHEDULE - K
Income from Operations

		Current Year As at 31.03.2003 (Rupees)	Previous Year As at 31.03.2002 (Rupees)
Income from Internet Services		26,139,847	408,562
Sale of Bol Anmol Cards		104,160	-
Total	(A)	26,244,007	408,562
Less: Cost of Sales of Bol Anmol cards		104,160	-
Total	(B)	104,160	-
Total	(A - B)	26,139,847	408,562

Schedule - L
Direct Expenses

	As at 31.03.2003 (Rupees)	As at 31.03.2002 (Rupees)
Website Hosting Charges	422,500	-
Website Maintenance Charges	150,000	-
Lease line Charges	1,725,853	294,309
E1/R2 Charges	505,015	884,842
Internet Bandwidth Charges	2,876,548	-
Internet Protocol Address Charges	295,000	-
ISP Management Charges	300,000	-
Total	6,274,916	1,179,151

Schedules Annexed to and Forming Part of the Accounts

SCHEDULE - M
Administrative, Operating & Other Expenses

	Current Year 31.03.2003 (Rupees)	Previous Year As at 31.03.2002 (Rupees)
Advertisement & Marketing Expenses	262.878	396,069
Auditors remuneration :		
- Audit fees	27,000	10,000
- Others	54,630	-
Bank Charges & Commission	103,317	849
Books & Periodicals	11,526	-
Business Pomotion	52,786	-
Commission	472,932	-
Computer consumables	12,910	-
Conveyance & Travelling	443,047	-
Courier & Postage charges	10,722	-
Discount	30,000	-
Director Remuneration	42,800	-
Inaugration Expenses	26,812	-
Insurance charges	4,892	-
Legal & Professional Charges	51,637	-
Miscellaneous Expenses	39,106	4,050
Printing & Stationery	59,433	64,626
Preliminary Expenses W/off	1,001,612	-
Pre operative Expenses W/off	1,952,750	-
Registration & Legal Fees	16,500	2,750
Rent Rates & Taxes	3,481,200	-
Repairs & Maintainance	3,549	-
Security charges	46,353	-
Software Expenses	74,308	-
Staff Welfare Expenses	52,396	-
Telephone Expenses	247,904	-
Vehicle Expenses	200,167	-
Total	**8,783,167**	**478,344**

MILLENNIUM TELECOM LIMITED

Cash Flow Statement for the Year Ended 31st March, 2003

	(Rupees)	As At 31.3.2003 (Rupees)
Cash flow fron operating activities		
Net Profit before tax and extraordinary items	10,179,794	
Adjustment for non cash items/items to be disclosed seperately:		
Interest Income	438,820	
Amortisation	2,954,362	
Depreciation	307,077	
Operating profit before Working capital change	13,002,413	
Adjustment for changes in working capital and provisions:		
Increase in current assets (Sundry drs & Prepaid exp.)	-27,296,959	
Increase in Current Liabilities	7,536,246	
CASH GENERATED FROM OPERATIONS	-6,758,300	
Income Tax Paid	73,695	
NET CASH FLOW FROM OPERATING ACTIVITIES	(A)	-6,831,995
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	-2,584,359	
Interest received	333,943	
NET CASH FLOW FROM INVESTING ACTIVITIES	(B)	-2,250,416
CASH FLOW FROM FINANCE ACTIVITIES:		
Unsecured Loan Taken	7,262,935	
Net Cash From Financing Activities	(C)	7,262,935
NET INCREASE IN CASH AND CASH EQUIVALENT	(A+B+C)	-1,819,476
CASH AND CASH EQUIVALENTS AS AT 1st April, 2002 (OPENING BALANCE) (See Note 1)		10,131,661
CASH AND CASH EQUIVALENTS AS AT 31st March, 2003		8,312,185
(Closing balance) **(See Note 1)**		

(S.C.Ahuja)	**(Aloke Kaul)**	**(R.S.P. Sinha)**	**(N. Sharma)**
Company Secretary	Chief Operating Officer	Director	Chairman

For Aurora Associates
Chartered Accountants

(Rajkumar Aurora)
Partner
Place: **Mumbai**
Date : **19.07.2003**

MILLENNIUM TELECOM LIMITED

Note 1 : Cash and Cash Equivalents

	Current Year 31.3.2003 (Rupees)	Previous Year 31.3.2002 (Rupees)
Cash on hand and Balance with Bank	**312,185**	10,131,661
Short Term Investment	**8,000,000**	
	8,312,185	**10,131,661**

MTNL

MAHANAGAR TELEPHONE NIGAM LIMITED

Registered Office: Jeevan Bharti, Tower-I, 12th floor,
124, Connaught Circus, New Delhi – 110 001

PROXY

NAME FOLIO NO. NO. OF SHARES

DP-Id* [ ] client Id* [ ]

I/We..of..in the district of..................................being member(s) of **Mahanagar Telephone Nigam Ltd.** hereby appoint Shri/Smt..............................of......................in the district of.................................or failing him/her, Shri/Smt.................of.....................in the district of.......................as my/our proxy to attend and vote on my/our behalf at the 17th Annual General Meeting of the Company to be held on 20.9.2003 at 11.00 A.M. or any adjournment thereof.

Date............... Signature...............

Note:

1. The proxy need NOT be a member
2. The Form signed across the revenue stamp of requisite value should reach the Company's Registered Office atleast 48 hours before the meeting.

*Applicable in the case of shares held in electronic form.

MAHANAGAR TELEPHONE NIGAM LIMITED

Registered Office: Jeevan Bharti, Tower-I, 12th floor,
124, Connaught Circus, New Delhi – 110 001

ADMISSION SLIP

NAME FOLIO NO. NO. OF SHARES

DP-Id* [ ] client Id* [ ]

I hereby record my presence at the 17th Annual General Meeting of Mahanagar Telephone Nigam Ltd. being held at Mahanagar Doorsanchar Sadan, 9 CGO Complex, Lodhi Road, New Delhi – 110 003 on Saturday, the 20th September 2003 at 11.00 A.M.

Signature of Member/Proxy

NAME OF PROXY, IF APPLICABLE (IN BLOCK LETTERS)

1. Members/proxies are requested to bring the duly signed Admission Slip to the meeting and hand it over at the Registration Counter.

*Applicable in the case of shares held in electronic form.

00000123